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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2002

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company's outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers' demand, including general economic conditions, industry trends, and increased competition in each of the Company's markets; the Company's ability to implement successfully its cost reduction program; the Company's intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

        The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

        Table of contents:

  •
  Press Release dated October 25, 2002;

  •
  Press Release dated October 28, 2002;

  •
  Press Release dated October 29, 2002;

  •
  Press Release dated November 8, 2002;

  •
  Press Release dated November 12, 2002;

  •
  Analyst Presentation dated November 12, 2002 - Nine months 2002 consolidated results;

  •
  Offering Circular about Global Medium Term Note Programme.

Press Release

ENEL'S BOARD AUTHORIZES THE DISPOSAL OF
ENEL REAL ESTATE, APE AND SFERA
Simplification of the business model begins

        Rome, October 25, 2002—A part of the strategic guidelines approved and presented on September 12, 2002 focusing on the core energy business and the simplification of the Group's business model, Enel's Board of Directors has examined the progress made on the changes in the service area and has authorized the commencement of disposal procedures for Enel Real Estate, Ape and Sfera.

        Close analysis of the other companies of the services area will continue, the aim being to identify, in a short period, the most suitable ways to enhance the value of each that are consistent with the new strategic guidelines.

        Enel Real Estate manages the Group's real estate assets. It also develops value-enhancing services related to the real estate business, such as facility management, and has stakes in Immobiliare Foro Bonaparte and Leasys (car rentals).

        Ape handles the administration and management of the Group's human resources. Incorporated in 2001, the company has offices throughout Italy and in its major cities.

        Sfera is the Enel Group's professional-training company. Its mission is to improve employee skills through specialized courses, orientation programs, selection and re-training.

        With the help of financial consultants, Enel will soon launch separate, direct competitive procedures by seeking expressions of interest, even for single parts of the businesses. In any case, the sales will call for continuing links between the companies being sold and the Enel Group through specific service contracts.

Press Release

ENELPOWER UNIT SIGNS FINANCING CONTRACT WITH BNDES
FOR THE CONSTRUCTION OF A 1,095 KM POWER LINE IN BRAZIL

        Rome, October 28, 2002—TSN (Transmissora Sudeste Nordeste), a company which is 98.2% owned by Enelpower, signed a financing contract with Brazil's Banco Nacional de Desenvolvimento Econômico e Social (BNDES) for the construction and operation of a 1,095 km high-voltage interconnection power line in Brazil.

        The project financing is for a sum of up to 556 million reals (about 150 million euros) to be repaid by the end of 2016.

        On August 31, 2000, TSN was awarded by ANEEL (Agencia Nacional de Energia Electrica) the contract for a 30 year concession to build and manage the new line, which will link the Brazilian states of Goias and Bahia. The project, which also includes the construction of five 500/230 KV substations, has a total cost of around 850 million reals (about 230 million euros). The planning and construction of the line were carried out by Enelpower and its subsidiary Enelpower do Brasil. Work will be concluded by the end of December and the line should go into operation early next year.

        Enelpower, the Enel Group's engineering company, is the Italian leader in engineering and contracting for electricity generation. The company is currently involved in the construction and conversion into combined cycle of power plants for Enel Produzione, Endesa Italia, Edipower, AEM Milano, ASM Brescia. As well as South America, Enelpower is present in Europe, Africa and the Middle East (Saudi Arabia, United Arab Emirates, Qatar, Oman) where it is active in the construction of large thermo-electric power plants (both conventional and combined cycle).

        Its current portfolio, which has a value of over 3.6 billion euros, includes 15,000 MW of thermo-electric and hydro-electric power plants, and about 2,800 km of high-voltage power lines.

Press Release

ENEL SELLS MILAN AND ROZZANO ELECTRICITY DISTRIBUTION NETWORK TO AEM

        Rome/Milan, October 29, 2002—Enel Distribuzione S.p.A. and AEM Distribuzione Energia Elettrica S.p.A. today signed the contract transferring to the latter ownership of the division responsible for the distribution and sale of electricity in the municipalities of Milan and Rozzano (385,000 customers and 4,500 kilometres of MV and LV lines). The transfer will take effect as of November 1, 2002.

        The sale of the division took place according to the conditions established on March 31, 2001 by the Arbitration Panel appointed pursuant to the Bersani Decree. The price has been set at 423,494,658 euros, subject to the outcome of Enel's appeal, brought before the court of Milan at the time, against the Arbitration Panel's decision regarding the value of the division concerned.

        Enel and AEM have in any event expressed their mutual willingness to make every effort to reach an out-of-court settlement that will bring the dispute to an end.

Press Release

ENEL FIRST IN ITALY TO ADOPT A SPECIAL COMPLIANCE
PROGRAM TO PREVENT CRIMES BY CORPORATE OFFICIALS

        The adoption of the Program, called for by Legislative Decree 231/2001, which introduces administrative (actually penal) liability for companies, constitutes an additional instrument of internal control to ensure efficiency and honesty and reassure markets stricken by "Enronitis"

        Milan, November 8, 2002—Enel is the first Italian company to adopt an organizational and managerial checking instrument aimed at preventing a series of crimes. It is the Compliance Program called for by Legislative Decree 231 of June 8, 2001, which introduced into Italian law a regimen of administrative (actually penal) liability for companies relating to crimes against civil service (bribery, extortion, etc.) or for corporate crimes (false accounting, etc.) committed by directors, managers or employees in the interest or to the advantage of the companies themselves.

        For Enel, this is a further step forward in rigor, transparency and accountability in both internal and external relations to offer shareholders greater guarantees of efficient and honest management. The Compliance Program, in fact, is in addition to other instruments already in operation, such as the rules of Corporate Governance contained in the Self-Regulation Code of listed companies, the Code of Ethics, which already prohibits, for example, the assigning, within the Group, of consultancies to the company carrying out audits and any others within their network, and the environmental report, to which will soon be added the dealing code (for transactions on the Company's stock carried out by the Company's directors or employees) and the sustainability report.

        The Enel Program, approved by the Company's Board of Directors on July 23, 2002, was presented today at the Milan stock exchange. Following the opening remarks of Borsa Italiana S.p.A. Chairman, Angelo Tantazzi, the Chairman of Enel, Piero Gnudi, commenced the work session, framing the new Compliance Program within Enel's broader commitment to transparency. The Program was then presented by Claudio Sartorelli, Head of Enel's Department of Corporate Affairs, and Antonio Cardani, Head of Enel's Auditing Department. The characteristics of Legislative Decree 231 were then explained by Professor Natalino Irti (La Sapienza University), Professor Piergaetano Marchetti (Bocconi University) and Professor Alberto Alessandri (Bocconi University).

        At the beginning of the session, Chairman Gnudi said: "Since the end of 2000, the growth of the Italian stock market has stalled. September 11 was a factor, but not the only one. The crisis began in the United States, where small investors came to doubt the transparency and trustworthiness of company accounts, distancing themselves from stock markets. In Italy, the damage was possibly even worse. The small investors had come to the stock market after decades of wariness and their trust, while hard to earn, is easily lost. All companies must work to guarantee markets the maximum transparency and to install effective internal controls. Enel—which is one of the major companies on the stock market with 2.5 million shareholders—intends to do its part in the reassurance of shareholders. The introduction of the Program does not serve only to defend the Company from the sanctions of the law, but also and above all to improve the internal control structure and prevent these crimes from happening."

        Legislative Decree 231, in fact, calls for the exemption from the sanctions indicated by the Decree itself where companies can show they have adopted a compliance program suited to the prevention of such crimes, and to have created a dedicated structure, with autonomous powers of investigation and control, to monitor the functioning and observance of the program.

        With this law, adopted through the implementation of certain international conventions (in particular, the OECD Convention of December 1997 against the corruption of public officials), Italy has aligned itself to the systems of other countries, especially the U.S.A., where the Foreign Corrupt Pratices Act has been in effect since 1997. The Act introduced the first specific anti-corruption law with regard to companies.

        The Enel Program includes, for the moment, the general and special parts relating to crimes committed against civil service, and the Company is proceeding to supplement it with the part relating to corporate crime. The function of monitoring for the Parent company has been assigned to the Head of Auditing, who will also have the job of coordinating the adoption and management of the Program's framework on behalf of the other companies of the Group, as well as the activities of the other control structures within such companies.

Press Release

ENEL ACCEPTS NEW OFFER FOR INTERPOWER

THIRD GENCO SOLD TO THE ACEA-ELECTRABEL-ENERGIA
ITALIANA CONSORTIUM FOR 874 MILLION EUROS

* * *

ENEL APPROVES THIRD-QUARTER 2002 RESULTS

NINE MONTHS 2002 EBITDA AT 5,794 MILLION EUROS:
REGULATORY IMPACT LARGELY OFFSET BY GOOD
PERFORMANCE IN TELECOMMUNICATIONS AND COST REDUCTION

NET DEBT REDUCED, DEBT/EQUITY RATIO IMPROVES

        Rome, November 12, 2002—The Board of Directors of Enel met today under the chairmanship of Piero Gnudi and accepted the offer for 100% of Interpower presented by the Energia Italiana—Electrabel—Acea consortium.

        The price offered, following the request of a second bid, was 551 million euros. Including 323 million euros of intra-group debt, the total value of the transaction was 874 million euros.

        Enel has set in motion the necessary procedures for the disposal.

        Interpower is the smallest of the gencos sold. It has an installed capacity of 2,611 MW and power plants in Genoa, Naples, Civitavecchia and Vado Ligure. With its sale, Enel has completed, ahead of the December 31, 2002 deadline, the disposal of 15,057 MW mandated by the Bersani Decree. The total value of the sale of the three gencos is around 8.3 billion euros.

        The Board also approved the consolidated data for the third quarter of 2002.

RESULTS FOR THE FIRST NINE MONTHS OF 2002

        The data for the first nine months of 2001 are presented on a pro-forma basis excluding Elettrogen and Valgen for the entire period and Eurogen from the third quarter. They include Infostrada from January 1, 2001.

        Electricity dispatched through Enel's distribution network came to 189.7 TWh, a fall of 0.8% compared with the 191.1 TWh recorded in the same period a year earlier in consequence of the disposal of the metropolitan networks of Rome and Turin. In the first nine months of 2002, the total volume sold by Enel on the regulated market was 122.5 TWh, a year-on-year reduction of 13.3 TWh. The decline was due to the transfer to the free market of some high- and medium-voltage sales, as well as the aforesaid disposal of the Rome and Turin urban networks. Enel Group sales on the free market came to 22.5 TWh, representing a market share of about 33%.

        Revenue at 21,696 million euros was slightly lower (-1.5%) than the first nine months of 2001. WIND, Enel's international activities and the gas sector brought greater revenues, which compensated for a fall in revenue from the electricity business in Italy due to the regulatory impact and lower fuel prices.

        Gross operating margin (EBITDA) totaled 5,794 million euros (-8.6% compared with 6,336 million euros in the first nine months of 2001). The operating performance improved by about 860 million euros. The main components were increased margins in: Telecommunications (+518 million euros), Sales, Infrastructure and Networks (+214 million euros), and international activities (+130 million euros).

        This improvement partially offset the following negative, external factors:

  •
  regulatory impact (445 million euros), including the cancellation of a 0.31 euro per KWh tariff bonus, the introduction of "green certificates" and the tariff freeze;

  •
  lower non-recurrent revenue (265 million euros), including lower past-years CIP 6 plants payments;

  •
  lower hydroelectric production, changes in the process of fuel cost reimbursements, and a reduction of margins on energy imports (720 million euros).

        The total reduction in the cost of personnel and external resources was 160 million euros, of which 130 million euros was in the Sales, Infrastructure and Networks areas.

        Operating profit (EBIT) came to 2,160 million euros (-21.2% compared with 2,740 million euros in the first nine months of 2001), reflecting the EBITDA performance and including an increase in provisions of 47 million euros and a decrease in depreciation and amortization of 9 million euros.

        Extraordinary items.    Net extraordinary items came to a positive 415 million euros. Compared with the first six months of 2002, these extraordinary items were 82 million euros lower as a result of write-downs of fixed assets and early-retirement incentives. It should be recalled that the accounts for the first six months of 2002 included a capital gain of 2,340 million euros for the sale of Eurogen and a write-down of WIND goodwill of 1,511 million euros.

        Income tax.    Income tax in the first nine months of 2002 totaled 428 million euros, at a tax rate of 25.5% resulting from a reduced rate for the capital gain from the disposal of Eurogen, as well as benefits stemming from the "Tremonti bis" law. The Decree Law No. 209 of September 24, 2002, relating to the deferred deductibility of write-downs of shareholdings, had a limited impact on the results for the period.

        Net income was 1,393 million euros (-8.6% compared with 1,524 million euros in the first nine months of 2001).

        The consolidated balance sheet shows shareholders' equity of 20,250 million euros (20,274 million euros as of June 30, 2002) and net financial debt of 23,377 million euros, down 2.3% compared with 23,932 million euros as of June 30, 2002. Net invested capital stood at 43,627 million euros compared with 44,206 million euros as of June 30, 2002.

        At the end of the nine months to September 30, 2002, the debt to equity ratio fell to 1.15 from 1.18 as of June 30, 2002.

        The Group's headcount as of September 30, 2002, was 72,764, down 304 from June 30, 2002.

THIRD-QUARTER 2002 RESULTS

        For the purposes of a like-for-like comparison, the data of the third quarter 2001 are presented on a pro-forma basis which excludes Elettrogen (sold in September 2001) and Eurogen (sold at the end of May 2002).

        Revenue was 7,292 million euros, in line with that of the third quarter of 2001 (+0.4%). WIND, Enel's international activities and the gas sector brought greater revenues which compensated for a fall in revenues from the electricity business in Italy due to the regulatory impact and lower fuel prices.

        Gross operating margin (EBITDA) totaled 1,925 million euros, slightly lower than the same period of 2001 (1,970 million euros, -2.3%). The increase in WIND's margin (+154 million euros) and that of the international activities (+41 million euros), as well as the reduction in operating costs, came close to offsetting the negative effect of regulatory changes, a smaller contribution from non-recurrent items and from changes in the process of fuel cost reimbursement.

        Operating profit (EBIT) was 712 million euros (749 million euros in the third quarter of 2001, -4.9%) with provisions and depreciation and amortization almost stable.

        Extraordinary items.    Net extraordinary items amounted to a negative 82 million euros, with 30 million euros linked to fixed asset write-downs and 23 million euros to early-retirement incentives. In the third quarter of 2001, they amounted a positive 212 million euros.

        Income tax.    Income tax in the third quarter of 2002 totaled 354 million euros (+171 million euros compared with the same period a year earlier), mainly as the result of the impact of recent changes to the law relating to write-downs of shareholdings and a cautious valuation of several fiscal benefits.

        Net income was 18 million euros (536 million euros in the third quarter of 2001). The result essentially reflects a higher level of income tax and changes in the contributions of extraordinary items.

        At 5:45 p.m. (Italian time) CFO Fulvio Conti will hold a conference call for financial analysts and institutional investors. Support material for the conference call will be available at www.enel.it, under "investor relations". Journalists will be able to listen in by calling:

Italy:	071-2861932
Europe:	+41-91-610 4136
U.S.A.:	+1-412-380 7400

9M2002 Consolidated Results

Fulvio Conti—Chief Financial Officer

November 12th, 2002

Enel SpA
 Investor Relations

Consolidated Financial Highlights

3 Q				9 M
2002	2001 pro forma(1)	% change		2002	2001 pro forma(1)		% change
7,292	7,264	0.4%	Revenues	21,696	22,021		-1.5%
1,925	1,970	-2.3%	EBITDA	5,794	6,336		-8.6%
712	749	-4.9%	EBIT	2,160	2,740		-21.2%
313	693	-54.8%	EBT	1,678	2,217		-24.3%
18	536	N.M.	Group Net Income	1,393	1,524		-8.6%
1,107	894	23.8%	Capex	3,378	3,084		9.5%
			Net Debt	23,377	21,930	(2)	6.6%
			Headcount	72,764	72,661	(2)	0.1%

All figures in Euro mn, except Headcount

(1)
Pro forma adjusted on 2001:
–
Elettrogen and Valgen excluded from January 1st
–
Eurogen excluded from July 1st
–
Infostrada included from January 1st
(2)
As of December 31, 2001

EBITDA and EBIT by Business Areas

3 Q				9 M
2002	2001 pro forma	% change		2002	2001 pro forma	% change
			EBITDA
178	424	-58.0%	Generation & Energy Mgmt	1,665	2,691	-38.1%
1,365	1,235	10.5%	Networks & Sales	3,046	2,832	7.6%
171	17	905.9%	Wind	403	-115	N.M.
211	294	-28.2%	Services, Terna & Holding	680	928	-26.7%
1,925	1,970	-2.3%	TOTAL	5,794	6,336	-8.6%
			EBIT
-137	125	N.M.	Generation & Energy Mgmt	653	1,753	-62.7%
1,015	810	25.3%	Networks & Sales	2,044	1,567	30.4%
-229	-327	30.0%	Wind	-771	-1,120	31.2%
63	141	-55.3%	Services, Terna & Holding	234	540	-56.7%
712	749	-4.9%	TOTAL	2,160	2,740	-21.2%

All figures in Euro mn

2

Generation & Energy Management

  •
  EBITDA mainly affected by regulatory impacts (bonus 0,31 cEuro/kWh; green certificates), external factors (i.e. Hydro premium) and lower fuel margin and non recurring items

  •
  3Q margins affected by seasonality in sale price mechanism recovered in 4Q

3 Q					9 M
2002	2001 Pro Forma	% change			2002	2001 Pro Forma		% change
2,436 209	2,349 23	3.7 808.7	% %	Revenues of which Int. Operations	8,230 655	8,514 52		-3.3 N.M.	%
178 48	424 7	-58.0 585.7	% %	EBITDA of which Int. Operations	1,665 153	2,691 23		-38.1 565.2	% %
-137	125	-209.6%		EBIT	653	1,753		-62.7%
155	131	18.3%		Capex	628	377		66.6%
				Net Capital Employed	15,220	14,133		7.7%
				Headcount	13,690	15,046	(2)	-9.0%
35,645	34,231	4.1%		Net Energy Production(1)	112,011	111,859		0.1%

All figures in Euro mn, except Headcount

(1)
Domestic—in GWh
(2)
As of December 31, 2001

3

Generation & Energy Management
EBITDA Drivers

All figures in Euro mn

4

Networks & Sales

  •
  Electricity margins improved mainly for effective management action (i.e. lower personnel cost) and positive business dynamics (mainly improved overall tariff options)

  •
  Gas margins include Camuzzi consolidated from July 1st

  –
  Seasonality effect: in 3Q lowest gas consumption

3 Q					9 M
2002	2001 Pro Forma	% change			2002	2001 Pro Forma		% change
5,007	5,234	-4.3%		Revenues	14,909	16,599		-10.2%
4,815 192	5,116 118	-5.9 62.7	% %	Electricity Gas	14,366 543	16,339 260		-12.1 108.8	% %
1,365	1,235	10.5%		EBITDA	3,046	2,832		7.6%
1,356 9	1,229 6	10.3 50.0	% %	Electricity Gas	2,989 57	2,807 25		6.5 128.0	% %
1,015	810	25.3%		EBIT	2,044	1,567		30.4%
504	374	34.8%		Capex	1,286	983		30.8%
				Net Capital Employed	11,268	9,942		13.3%
				Headcount	40,966	39,629	(1)	3.4%
63,149	64,213	-1.7%		Energy Dispatched(2)	189,674	191,133		-0.8%
48,141	52,364	-8.1%		Energy Sold(2)	144,941	156,012		-7.1%

All figures in Euro mn, except Headcount

(1)
As of December 31, 2001
(2)
In GWh

5

Networks & Sales
EBITDA Drivers

All figures in Euro mn

6

Wind
Key Performance Indicators

	2002				2002
	Q1	Q2	Q3		Q1	Q2	Q3
Customers (mn)				ARPU (€/average quarter)
Fixed	7,2	7,2	7,3	Fixed	15,5	14,7	12,8
				Mobile(3) of which	17,2	18,8	21,5
CPS	1,8	1,9	2,0	Mobile Data	1,9	2,0	2,4
LLU	—	0,1	0,2
				Profit & Loss (€mn)
Mobile(1)	8,0	8,1	8,1	Revenues	921	966	985
				EBITDA	117	115	171
Active Internet(2)	3,4	3,1	3,5	Net Loss	-138	-178	-207

(1)
Including deactivation backlog
(2)
Active Internet Users: calculated all users which linked at least one time in the last three months
(3)
Includes revenues from voice, VAS, roaming visitors and data; includes also on-net fixed to mobile traffic

7

Services, Terna & Holding

        Services & Holding EBITDA affected by:

  •
  Lower import margins (from Euro 325mn to Euro 109mn)

  •
  Accruals/write-down on foreign EPC contracts (EnelPower)

3 Q				9 M
2002	2001 Pro Forma	% change		2002	2001 Pro Forma		% change
			SERVICES & HOLDING
1,137	1,462	-22.2%	Revenues	3,446	4,659		-26.0%
123	176	-30.1%	EBITDA	317	575		-44.9%
38	85	-55.3%	EBIT	59	367		-83.9%
			Headcount	6,693	6,344	(1)	5.5%
64	58	10.3%	Capex	377	250		50.8%
			TERNA
157	190	-17.4%	Revenues	570	566		0.7%
88	118	-25.4%	EBITDA	363	353		2.8%
25	56	-55.4%	EBIT	175	173		1.2%
			Headcount	3,189	3,214	(1)	-0.8%
43	34	26.5%	Capex	108	65		66.2%
			Net Capital Employed	3,103	3,330	(1)	-6.8%

All figures in Euro mn, except Headcount

(1)
As of December 31, 2001

8

From EBIT to Net Income

  •
  In 9M01 positive Net Extraordinary Items for Euro 415mn

  •
  Implied tax rate equals to 25.5% vs. 27.7% in 9M01 reported

3 Q				9 M
2002	2001 Pro Forma	% change		2002	2001 Pro Forma	% change
712	749	-4.9%	EBIT	2,160	2,740	-21.2%
-308	-266	15.8%	Net Financial Charges	-867	-762	13.8%
-91	210	N.M.	Net Extraordinary Items(1)	385	239	61.1%
313	693	-54.8%	EBT	1,678	2,217	-24.3%
354	183	93.4%	Income Taxes	428	883	-51.5%
59	26	126.9%	Minority Interest	143	190	-24.7%
18	536	N.M.	Net Income	1,393	1,524	-8.6%

All figures in Euro mn

(1)
Including Equity Investments

9

Balance Sheet

  •
  Net debt decreased by Euro 555mn in 3Q

  •
  Leverage equal 1,15x vs. 1,18x as of June 30th.

	Sept 30th, 02		June 30th, 02		Change		Dec 31st, 01		Change
Net Capital Employed	43,627		44,206		-1.3%		43,039		1.4%
Shareholders' Equity of which minorities	20,250 75		20,274 135		-0.1 -44.4	% %	21,109 143		-4.1 -47.6	% %
Net Debt of which Wind	23,377 6,357		23,932 6,029		-2.3 5.4	% %	21,930 5,321		6.6 19.5	% %
Leverage	1.15	x	1.18	x	-0.03	x	1.04	x	0.11	x

All figures in Euro mn

10

Net Debt Evolution

All figures in Euro mn

11

BACK UP SLIDES

12

Debt Structure

  •
  Average debt maturity: 4 years and 8 months

  •
  (Fixed + Hedged)/Total Long Term Debt = 60%

  •
  (Fixed + Hedged)/Total Net Debt = 46%

  •
  S&P's: A+/A-1 stable        Moody's: A1/P-1 stable        Fitch: AA-/F1+ c.w.negative

	Sept. 30th, 02	June 30th, 02	% change
Long Term	17,895	17,616	1.6%
Short Term	6,856	7,703	-11.0%
Liquid Fund	1,374	1,387	-0.9%
Net Debt	23,377	23,932	-2.3%

All figures in Euro mn

13

Capex

All figures in Euro mn

14

Operational Data

	9 M
Electricity	2002	2001	change
Net Energy Production	112,011	111,859	0.1%
Purchase of Energy of which: Imports	61,531 16,885	65,648 18,681	-6.3 -9.6	% %
Sales of Producers	12,154	4,177	191.0%
Pumping	-7,911	-6,918	14.4%
Total Demand	153,477	166,412	-7.8%
Losses	-8,535	-10,400	-17.9%
Total Volume Sold of which: Regulated Market(1) Free Market	144,941 122,469 22,472	156,012 135,734 20,278	-7.1 -9.8 10.8	% % %
Total Energy Dispatched(1)	189,674	191,133	-0.8%
Gas
Volumes Sold to Third Parties (mcm)	3,425	1,259	172.0%
Volumes Sold to Generation Plants (mcm)	7,413	8,989	-17.5%
Customers ('000)	1,698	518	227.8%

All figures in GWh

15

Results by Quarters

	Q1		Q2		Q3
	2001(1)	2002	2001(1)	2002	2001(1)	2002
P&L
Revenues	7,351	7,347	7,406	7,057	7,264	7,292
EBITDA	2,050	2,016	2,316	1,853	1,970	1,925
EBIT	893	760	1,098	688	749	712
Net extraord.items	-8	-60	37	557	212	-82
Net Income	378	279	610	1,096	536	18
Balance Sheet
Net Capital Employed		44,601		44,206		43,627
Net debt		23,225		23,932		23,377
Equity		21,376		20,274		20,250
Headcount & Capex
Headcount		73,005		73,068		72,764
Capex		1,028		1,243		1,107

All figures in Euro mn, except Headcount

(1)
2001 Pro Forma

16

ENEL—Società per azioni
(incorporated with limited liability in Italy)
as an Issuer and Guarantor
and

ENEL Investment Holding B.V.
(incorporated with limited liability in The Netherlands)
as an Issuer

€7,500,000,000
Global Medium Term Note Programme

        On 7th December, 2000 ENEL—Società per azioni ("ENEL") entered into a Global Medium Term Note Programme (the "Programme") and issued an Offering Circular on that date describing the Programme. The Programme was subsequently updated on 10th May, 2001. This Offering Circular supersedes all previous Offering Circulars. Any Notes (as defined below) issued under the Programme on or after the date of this Offering Circular are issued subject to the provisions herein. This does not affect any Notes already issued.

        Under the Programme, each of ENEL and ENEL Investment Holding B.V. ("ENEL B.V.", and, each of ENEL and ENEL B.V. an "Issuer") may from time to time issue notes (the "Notes") denominated in any currency agreed between the relevant Issuer and the relevant Dealer (as defined below). References in this Offering Circular to the "relevant Issuer" shall, in relation to any Tranche of Notes, be construed as references to the Issuer which is, or is intended to be, the Issuer of such Notes as indicated in the applicable Pricing Supplement. The payment of all amounts owing in respect of Notes issued by ENEL B.V. will be unconditionally and irrevocably guaranteed by ENEL in its capacity as guarantor (the "Guarantor"). Notes may be issued in bearer or registered form (respectively "Bearer Notes" and "Registered Notes"). The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed €7,500,000,000 (or its equivalent in other currencies calculated as described herein), subject to increase as described herein.

        The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Summary of the Programme" and any additional Dealer appointed under the Programme from time to time by the relevant Issuer (each a "Dealer"and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to purchase such Notes.

        Application has been made to the Luxembourg Stock Exchange for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be listed on the Luxembourg Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in a pricing supplement (the "Pricing Supplement") which, with respect to Notes to be listed on the Luxembourg Stock Exchange, will be delivered to the Luxembourg Stock Exchange on or before the date of issue of the Notes of such Tranche.

        The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the relevant Issuer and the Guarantor (where ENEL is not the relevant Issuer) and the relevant Dealer. The relevant Issuer may also issue unlisted Notes. Application may also be made to have certain Series of Notes accepted for trading in the Private Offerings, Resales and Trading through Automated Linkages System ("PORTAL") of the National Association of Securities Dealers, Inc.

        The Notes issued by ENEL will constitute "obbligazioni" pursuant to Article 2410, and the Articles that follow such Article 2410, of the Italian Civil Code, which relate to the issuance of "obbligazioni" by corporations in Italy.

        The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, any U.S. person (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Notes will be offered and sold in offshore transactions outside the United States in reliance on Regulation S under the Securities Act and, if so specified in the applicable Pricing Supplement, within the United States to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act), in transactions exempt from the registration requirements of the Securities Act. The Notes in bearer form are subject to U.S. tax law requirements.

        The relevant Issuer and the Guarantor (where ENEL is not the relevant Issuer) may agree with any Dealer that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (in the case of Notes intended to be listed on the Luxembourg Stock Exchange) a supplementary Offering Circular, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arrangers

Deutsche Bank	JPMorgan

Dealers

ABN AMRO	Banca IMI
Barclays Capital	BNP PARIBAS
Caboto IntesaBci	Deutsche Bank
JPMorgan	Lehman Brothers
MEDIOBANCA S.p.A.	Merrill Lynch International
Schroder Salomon Smith Barney	UBS Warburg

        The date of this Offering Circular is 28th October, 2002

        Each of ENEL and ENEL B.V. (each an "Obligor" and together "Obligors"), having made all reasonable enquiries, confirms that this Offering Circular contains or incorporates all information which is material in the context of the issuance and offering of Notes, that the information contained or incorporated in this Offering Circular is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed in this Offering Circular are honestly held and that there are no other facts the omission of which would make this Offering Circular or any of such information or the expression of any such opinions or intentions misleading. Each Obligor accepts responsibility accordingly.

        This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference" below). This Offering Circular shall be read and construed on the basis that such documents are incorporated and form part of this Offering Circular.

        The Dealers have not independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by either Obligor in connection with the Programme. No Dealer accepts any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by either Obligor in connection with the Programme.

        No person is or has been authorised by either Obligor to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by either Obligor or any of the Dealers.

        Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by either Obligor or any of the Dealers that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the relevant Issuer and ENEL (where the relevant Issuer is not ENEL). Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of either Obligor or any of the Dealers to any person to subscribe for or to purchase any Notes.

        Neither the delivery of this Offering Circular nor the offering,sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning either Obligor is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same.The Dealers expressly do not undertake to review the financial condition or affairs of either Obligor during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, inter alia, the most recently published documents incorporated by reference into this Offering Circular when deciding whether or not to purchase any Notes.

        The Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to United States persons, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

        This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction.The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions.The Obligors and the Dealers do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Obligors or the Dealers which would permit a public offering of any Notes or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the United Kingdom, Japan, France, Germany, The Netherlands and Italy, see "Subscription and Sale and Selling and Transfer Restrictions".

        In making an investment decision, investors must rely on their own examination of the relevant Issuer and ENEL (where the relevant Issuer is not ENEL) and the terms of the Notes being offered, including the merits and risks involved. The Notes described herein have not been approved or disapproved by the United States Securities and Exchange Commission or any state securities commission or other regulatory authority in the United States, nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this Offering Circular. Any representation to the contrary is unlawful.

        None of the Dealers and the Obligors makes any representation to any investor in the Notes regarding the legality of its investment under any applicable laws. Any investor in the Notes should be able to bear the economic risk of an investment in the Notes for an indefinite period of time.

U.S. INFORMATION

        If so specified in the applicable Pricing Supplement,this Offering Circular may be submitted on a confidential basis in the United States to a limited number of QIBs (as defined under "Form of the Notes") for informational use solely in connection with the consideration of the purchase of the Notes being offered hereby. Its use for any other purpose in the United States is not authorised. It may not be copied or reproduced in whole or in part nor may it be distributed or any of its contents disclosed to anyone other than the prospective investors to whom it is originally submitted.

        If so specified in the applicable Pricing Supplement, Registered Notes may be offered or sold within the United States only to QIBs in transactions exempt from registration under the Securities Act. Each U.S. purchaser of Registered Notes is hereby notified that the offer and sale of any Registered Notes to it may be being made in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A under the Securities Act.

        Each initial and subsequent purchaser of Notes will be deemed, by its acceptance or purchase thereof, to have made certain acknowledgements, representations and agreements intended to restrict the resale or other transfer of such Note, as described in this Offering Circular and the applicable Pricing Supplement, and, in connection therewith, may be required to provide confirmation of its compliance with such resale or other transfer restrictions in certain cases. See "Form of the Notes" and "Subscription and Sale and Selling and Transfer Restrictions". Unless otherwise stated, terms used in this paragraph have the meanings given to them in "Form of the Notes".

NOTICE TO NEW HAMPSHIRE RESIDENTS

        NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

AVAILABLE INFORMATION

        To permit compliance with Rule 144A in connection with any resales or other transfers of Notes that are "restricted securities" within the meaning of the Securities Act, each Obligor has undertaken in a deed poll dated 10th May, 2001 (the "Deed Poll") to furnish, upon the request of a holder of such Notes or any beneficial interest therein, to such holder or to a prospective purchaser designated by him, the information required to be delivered under Rule 144A(d)(4) under the Securities Act if, at the time of the request, the relevant Issuer is neither a reporting company under Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act") nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

        Each Obligor is a corporation organised under the laws of that Obligor's jurisdiction of incorporation, as set out on the front cover of this Offering Circular. All of the officers and directors named herein reside outside the United States and all or a substantial portion of the assets of each Obligor and of such officers and directors are located outside the United States. As a result,it may not be possible for investors to effect service of process outside of any such Obligor's jurisdiction of incorporation upon any such Obligor or such persons, or to enforce judgments against them obtained in courts outside of any such Obligor's jurisdiction of incorporation predicated upon civil liabilities of any such Obligor or such directors and officers under laws other than of any such Obligor's jurisdiction of incorporation law, including any judgment predicated upon United States federal securities laws. Each Obligor acknowledges that there is doubt as to the enforceability in such Obligor's jurisdiction of incorporation in original actions or in actions for enforcement of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        ENEL maintains its financial books and records and prepares its financial statements in euro in accordance with generally accepted accounting principles in Italy and ENEL B.V. maintains its financial books and records and prepares its financial statements in euro i n accordance with generally accepted accounting principles in The Netherlands, both of which differ in certain important respects from generally accepted accounting principles in the United States.

        All references in this document to "euro" and "€" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended. In addition, references to "lire", refer to Italian lire and to "U.S.$" refer to United States dollars and "Sterling" and "£" refer to pounds sterling.

        In connection with the issue and distribution of any Tranche of Notes, the Dealer (if any) disclosed as the stabilising manager in the applicable Pricing Supplement or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such Tranche forms part at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the stabilising manager or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilising may include the purchase of Notes to stabilise their market price, the purchase of Notes to cover some or all of a short position in the Notes maintained by the stabilising manager and the imposition of penalty bids. For a description of these activities, see "Subscription and Sale and Selling and Transfer Restrictions".

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents published or issued from time to time after the date hereof shall be deemed to be incorporated in, and to form part of, this Offering Circular:

(a)
the most recently published audited non-consolidated annual financial statements of ENEL B.V. and the most recently published audited consolidated and non-consolidated annual financial statements of ENEL and, if published later, the most recently published interim unaudited non-consolidated financial statements (if any) of ENEL B.V. and the most recently published interim unaudited consolidated financial statements (if any) of ENEL, see "General Information" for a description of the financial statements currently published by each Obligor; and

(b)
all supplements or amendments to this Offering Circular circulated by the Obligors from time to time,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

        Each Obligor will provide, without charge, to each person to whom a copy of this Offering Circular has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Requests for such documents should be directed to an Obligor at its office set out at the end of this Offering Circular. In addition, such documents will be available, without charge, from the principal office in Luxembourg of Deutsche Bank Luxembourg S.A. (the "Luxembourg Listing Agent") for Notes listed on the Luxembourg Stock Exchange.

        The Obligors will, in connection with the listing of the Notes on the Luxembourg Stock Exchange, so long as any Note remains outstanding and listed on such exchange, in the event of any material change in the condition of either Obligor which is not reflected in this Offering Circular, prepare a supplement to this Offering Circular or publish a new Offering Circular for use in connection with any subsequent issue of the Notes to be listed on the Luxembourg Stock Exchange.

        If the terms of the Programme are modified or amended in a manner which would make this Offering Circular, as so modified or amended, inaccurate or misleading, a new offering circular will be prepared.

GENERAL DESCRIPTION OF THE PROGRAMME

        Under the Programme, each Issuer may from time to time issue Notes denominated in any currency, subject as set out herein. A summary of the terms and conditions of the Programme and the Notes appears below. The applicable terms of any Notes will be agreed between the relevant Issuer and the relevant Dealer prior to the issue of the Notes and will be set out in the Terms and Conditions of the Notes endorsed on, attached to, or incorporated by reference into, the Notes, as modified and supplemented by the applicable Pricing Supplement attached to, or endorsed on, such Notes, as more fully described under "Form of the Notes" below.

        This Offering Circular and any supplement will only be valid for listing Notes on the Luxembourg Stock Exchange during the period of 12 months from the date of this Offering Circular in an aggregate nominal amount which, when added to the aggregate nominal amount then outstanding of all Notes previously or simultaneously issued under the Programme, does not exceed €7,500,000,000 or its equivalent in other currencies. For the purpose of calculating the euro equivalent of the aggregate nominal amount of Notes issued under the Programme from time to time:

(a)
the euro equivalent of Notes denominated in another Specified Currency (as specified in the applicable Pricing Supplement in relation to the Notes, described under "Form of the Notes") shall be determined, at the discretion of the relevant Issuer, either as of the date on which agreement is reached for the issue of Notes or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in each case on the basis of the spot rate for the sale of the euro against the purchase of such Specified Currency in the London foreign exchange market quoted by any leading international bank selected by the relevant Issuer on the relevant day of calculation;

(b)
the euro equivalent of Dual Currency Notes, Index Linked Notes and Partly Paid Notes (each as specified in the applicable Pricing Supplement in relation to the Notes, described under "Form of the Notes") shall be calculated in the manner specified above by reference to the original nominal amount on issue of such Notes (in the case of Partly Paid Notes regardless of the subscription price paid); and

(c)
the euro equivalent of Zero Coupon Notes (as specified in the applicable Pricing Supplement in relation to the Notes, described under "Form of the Notes") and other Notes issued at a discount or a premium shall be calculated in the manner specified above by reference to the net proceeds received by the relevant Issuer for the relevant issue.

SUMMARY OF THE PROGRAMME

        The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Offering Circular and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" below shall have the same meanings in this summary.

Issuers:	ENEL—Società per azioni
ENEL Investment Holding B.V.
Guarantor:	ENEL—Società per azioni
Description:	Global Medium Term Note Programme
Arrangers:	Deutsche Bank AG London J.P. Morgan Securities Ltd.
Dealers:
ABN AMRO Bank N.V.
Banca IMI S.p.A.
Barclays Bank PLC
BNP Paribas
Caboto IntesaBci-SIM S.p.A.
Deutsche Bank AG London
Lehman Brothers International (Europe)
Mediobanca-Banca di Credito Finanziario S.p.A.
Merrill Lynch International
J.P. Morgan Securities Ltd.
Salomon Brothers International Limited*
UBS AG, acting through its business group UBS Warburg
and any other Dealers appointed in accordance with the Programme Agreement.
* Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.
Certain Restrictions:
Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale and Selling and Transfer Restrictions") including the following restrictions applicable at the date of this Offering Circular.

Swiss Francs
Issues of Notes denominated in Swiss francs or carrying a Swiss franc-related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8th November, 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading of 2nd December, 1996. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue, the lead manager (the "Swiss Dealer"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission pursuant to the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the Issue Date of the relevant Notes.

Notes having a maturity of less than one year
Notes having a maturity of less than one year will, if the proceeds of the issue are accepted in the United Kingdom, constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a denomination of at least £100,000 or its equivalent (see "Subscription and Sale and Selling and Transfer Restrictions").
Issuing and Principal Paying Agent:	JPMorgan Chase Bank, London office
Registrar:	JPMorgan Chase Bank, New York office
Programme Size:
Up to €7,500,000,000 (or its equivalent in other currencies calculated as described under "General Description of the Programme") outstanding at any time. The Obligors may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.
Currencies:	Subject to any applicable legal or regulatory restrictions, any currency agreed between the relevant Issuer and the relevant Dealer.
Redenomination:	The applicable Pricing Supplement may provide that certain Notes may be redenominated in euro.
Maturities:
Such maturities as may be agreed between the relevant Issuer and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Issuer or the relevant Specified Currency.

Issue Price:
Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par. Special tax rules may apply to Notes which are issued at a discount to par, see "Taxation".
Form of Notes:	The Notes will be issued in bearer or registered form as described in "Form of the Notes". Registered Notes will not be exchangeable for Bearer Notes and vice versa.
Fixed Rate Notes:
Fixed interest will be payable on such date or dates as may be agreed between the relevant Issuer and the relevant Dealer and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the relevant Issuer and the relevant Dealer.
Floating Rate Notes:	Floating Rate Notes will bear interest at a rate determined:
(i)
on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or
(ii)	on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or
(iii)	on such other basis as may be agreed between the relevant Issuer and the relevant Dealer.
The margin (if any) relating to such floating rate will be agreed between the relevant Issuer and the relevant Dealer for each Series of Floating Rate Notes.
Index Linked Notes:
Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the relevant Issuer and the relevant Dealer may agree.
Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:	Floating Rate Notes and Index Linked Interest Notes may also Floating Rate Notes and Index have a maximum interest rate, a minimum interest rate or both.

Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the relevant Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the relevant Issuer and the relevant Dealer.
Dual Currency Notes:
Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the relevant Issuer and the relevant Dealer may agree.
Zero Coupon Notes:	Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.

Redemption:
The applicable Pricing Supplement will indicate either that the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the relevant Issuer and/or the Noteholders upon giving notice to the Noteholders or the relevant Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the relevant Issuer and the relevant Dealer.
The applicable Pricing Supplement may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Pricing Supplement.
Notes having a maturity of less than one year may be subject to restrictions on their denomination and distribution, see "Certain Restrictions—Notes having a maturity of less than one year" above.
Denomination of Notes:
Notes will be issued in such denominations as may be agreed between the relevant Issuer and the relevant Dealer save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency, see "Certain Restrictions—Notes having a maturity of less than one year" above.
Taxation:
All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by any Tax Jurisdiction, subject as provided in Condition 8. In the event that any such deduction is made, the relevant Issuer or the Guarantor, as the case may be, will, except in certain limited circumstances provided in Condition 8, be required to pay additional amounts to cover the amounts so deducted.

In relation to Notes issued by ENEL, Notes with an original maturity of less than 18 months are subject to a withholding tax at the rate of 27 per cent. per annum in respect of interest and premium (if any), pursuant to Italian Presidential Decree No. 600 of 29th September, 1973, as amended. ENEL will not be liable to pay any additional amounts to Noteholders in relation to any such withholding.
Negative Pledge:	The terms of the Notes will contain a negative pledge provision as further described in Condition 4.
Cross Default:	The terms of the Notes will contain a cross default provision as further described in Condition 10.
Status of the Notes:
The Notes will constitute direct, unconditional and (subject to the provisions of Condition 4), unsecured and unsubordinated obligations of the relevant Issuer and will rank pari passu without any preference among themselves and at least equally with all other outstanding unsecured and unsubordinated obligations of the relevant Issuer, present and future, other than obligations, if any, that are mandatorily preferred by statute or by operation of law.

Guarantee:
Notes issued by ENEL B.V. will be unconditionally and irrevocably guaranteed by ENEL. The obligations of ENEL under such guarantee will be direct, unconditional and (subject to the provisions of Condition 4) unsecured and unsubordinated obligations of ENEL and will rank at least equally with all other outstanding unsecured and unsubordinated obligations, if any, of ENEL that are mandatorily preferred by statute or by operation of law.
Listing:
Application has been made to list Notes issued under the Programme on the Luxembourg Stock Exchange. Notes may also be listed on such other or further stock exchange(s) as may be agreed between the relevant Issuer and the relevant Dealer in relation to each Series.
Unlisted Notes may also be issued.
The applicable Pricing Supplement will state whether or not the relevant Notes are to be listed and, if so, on which stock exchange(s).
Governing Law:	The Notes will be governed by, and construed in accordance with, English law.
Selling Restrictions:
There are restrictions on the offer, sale and transfer of the Notes in the United States, the United Kingdom, Japan, France, Germany, The Netherlands and Italy and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes, see "Subscription and Sale and Selling and Transfer Restrictions".
In connection with the offering and sale of a particular Tranche of Notes, additional restrictions may be imposed which will be set out in the relevant Pricing Supplement.

Each Tranche of Notes in bearer form will be issued either in compliance with U.S.Treas.Reg.1.163-5(c)(2)(i)(D) (the "TEFRA D Rules") or with U.S. Treas. Reg. 1.163-5(c)(2)(i)(C) (the "TEFRA C Rules") unless the Notes are only in registered form and the relevant Pricing Supplement specifies that the TEFRA Rules are not applicable.

FORM OF THE NOTES

        The Notes of each Series will be in either bearer form, with or without interest coupons ("Coupons") attached, or registered form, without Coupons attached. Bearer Notes will be issued outside the United States in reliance on Regulation S under the Securities Act ("Regulation S") and Registered Notes will be issued both outside the United States in reliance on the exemption from registration provided by Regulation S and within the United States in reliance on Rule 144A.

Bearer Notes

        Each Tranche of Bearer Notes will be initially issued in the form of either a temporary bearer global note (a "Temporary Bearer Global Note") or a permanent bearer global note (a "Permanent Bearer Global Note") as indicated in the applicable Pricing Supplement, which, in either case, will be delivered on or prior to the original issue date of the Tranche to a common depositary (the "Common Depository") for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"). Whilst any Bearer Note is represented by a Temporary Bearer Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Bearer Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Bearer Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S.Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Principal Paying Agent.

        On and after the date (the "Exchange Date") which is 40 days after a Temporary Bearer Global Note is issued, beneficial interests in such Temporary Bearer Global Note will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Bearer Global Note of the same Series or (ii) for definitive Bearer Notes of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Bearer Notes, to such notice period as is specified in the applicable Pricing Supplement), in each case against certification of beneficial ownership thereof as required by U.S. Treasury Regulations as described above unless such certification has already been given, provided that purchasers in the United States and certain U.S. persons will not be able to receive definitive Bearer Notes. The holder of a Temporary Bearer Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Bearer Global Note for an interest in a Permanent Bearer Global Note or for definitive Bearer Notes is improperly withheld or refused (and such withholding or refusal is continuing at the relevant payment date).

        Payments of principal, interest (if any) or any other amounts on a Permanent Bearer Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Bearer Global Note without any requirement for certification.

        The applicable Pricing Supplement will specify that a Permanent Bearer Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Bearer Notes with, where applicable, receipts, interest coupons and talons attached upon either (i) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Bearer Global Note) to the Principal Paying Agent as described therein or (ii) only upon the occurrence of an Exchange Event. For these purposes, "Exchange Event" means that (i) an Event of Default (as defined in Condition 10) has occurred and is continuing, (ii) the relevant Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system is available or (iii) the relevant Issuer has or will become subject to adverse tax consequences which would not be suffered were the Notes represented by the Permanent Bearer Global Note in definitive form.The relevant Issuer will promptly give notice to Noteholders in accordance with Condition 14 if an Exchange Event occurs.In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Bearer Global Note) may give notice to the Principal Paying Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the relevant Issuer may also give notice to the Principal Paying Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Principal Paying Agent.

        The following legend will appear on all Bearer Notes with a maturity of more than 1 year and on all receipts and interest coupons relating to such Notes:

        "ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

        The provisions referred to in the legend generally provide that any United States person who holds a Bearer Note with a maturity of more than 1 year, with certain exceptions, will not be allowed to deduct any loss sustained on the sale, exchange or other disposition of such Bearer Note, and will be subject to tax at ordinary income rates (as opposed to capital gain rates) on any gain recognised on such sale, exchange or other disposition.

        Notes which are represented by a Temporary Bearer Global Note and/or Permanent Bearer Global Note will only be transferable in accordance with the then current rules and procedures of Euroclear or Clearstream, Luxembourg, as the case may be.

Registered Notes

        The Registered Notes of each Tranche offered and sold in reliance on Regulation S, which will be sold to non-U.S. persons outside the United States, will initially be represented by a global note in registered form, without Receipts or Coupons (a "Regulation S Global Note"), which will be deposited with a custodian for, and registered in the name of a nominee of, DTC for the accounts of Euroclear and Clearstream, Luxembourg. Prior to expiry of the distribution compliance period (as defined in Regulation S) applicable to each Tranche of Notes, beneficial interests in a Regulation S Global Note may not be offered or sold to, or for the account or benefit of, a U.S. person save as otherwise provided in Condition 2 and may not be held otherwise than through Euroclear or Clearstream, Luxembourg and such Regulation S Global Note will bear a legend regarding such restrictions on transfer.

        The Registered Notes of each Tranche may only be offered and sold in the United States or to U.S. persons in private transactions to "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act ("QIBs"). The Registered Notes of each Tranche sold to QIBs will be represented by a global note in registered form, without Receipts or Coupons (a "Rule 144A Global Note" and, together with a Regulation S Global Note, the "Registered Global Notes"), which will be deposited with a custodian for, and registered in the name of a nominee of, DTC.

        Persons holding beneficial interests in Registered Global Notes will be entitled or required, as the case may be, under the circumstances described below, to receive physical delivery of definitive Notes in fully registered form.

        The Rule 144A Global Note will be subject to certain restrictions on transfer set forth therein and will bear a legend regarding such restrictions.

        Payments of principal, interest and any other amount in respect of the Registered Global Notes will, in the absence of provision to the contrary, be made to the person shown on the Register (as defined in Condition 6(d)) as the registered holder of the Registered Global Notes. None of the relevant Issuer, ENEL (where ENEL is not the relevant Issuer), any Paying Agent and the Registrar will have any responsibility or liability for any aspect of the records relating to or payments or deliveries made on account of beneficial ownership interests in the Registered Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        Payments of principal, interest or any other amount in respect of the Registered Notes in definitive form will, in the absence of provision to the contrary, be made to the persons shown on the Register on the relevant Record Date (as defined in Condition 6(d)) immediately preceding the due date for payment in the manner provided in that Condition.

        Interests in a Registered Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Registered Notes without receipts, interest coupons or talons attached only upon the occurrence of an Exchange Event. For these purposes, "Exchange Event" means that (i) an Event of Default has occurred and is continuing, (ii) DTC has notified the relevant Issuer that it is unwilling or unable to continue to act as depository for the Notes and no alternative clearing system is available, (iii) DTC has ceased to constitute a clearing agency registered under the Exchange Act or the relevant Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and, in any such case, no successor clearing system is available or (iv) the relevant Issuer has or will become subject to adverse tax consequences which would not be required were the Notes represented by the Registered Global Note in definitive form. The relevant Issuer will promptly give notice to Noteholders in accordance with Condition 14 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, DTC, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Registered Global Note) may give notice to the Registrar requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iv) above, the relevant Issuer may also give notice to the Registrar requesting exchange. Any such exchange shall occur not later than 10 days after the date of receipt of the first relevant notice by the Registrar.

Transfer of Interests

        Interests in a Registered Global Note may, subject to compliance with all applicable restrictions, be transferred to a person who wishes to hold such interest in another Registered Global Note. No beneficial owner of an interest in a Registered Global Note will be able to transfer such interest, except in accordance with the applicable procedures of DTC, Euroclear and Clearstream, Luxembourg, in each case to the extent applicable. Registered Notes are also subject to the restrictions on transfer set forth therein and will bear a legend regarding such restrictions, see "Subscription and Sale and Selling and Transfer Restrictions".

General

        Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes"), the Principal Paying Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN and, where applicable, a CUSIP and CINS number which are different from the common code, ISIN, CUSIP and CINS assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period applicable to the Notes of such Tranche.

        For so long as any of the Notes is represented by a Bearer Global Note held on behalf of Euroclear and/or Clearstream, Luxembourg each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the relevant Issuer and the Guarantor (where ENEL is not the relevant Issuer) and its/their agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Bearer Global Note or the registered holder of the relevant Registered Global Note shall be treated by the relevant Issuer, the Guarantor (where ENEL is not the relevant Issuer) and its/their agents as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be construed accordingly.

        So long as DTC or its nominee is the registered owner or holder of a Registered Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Registered Global Note for all purposes under the Agency Agreement and such Notes except to the extent that in accordance with DTC's published rules and procedures any ownership rights may be exercised by its participants or beneficial owners through participants.

        Any reference herein to Euroclear and/or Clearstream, Luxembourg and/or DTC shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement.

        A Note may be accelerated automatically by the holder thereof in certain circumstances described in Condition 10. In such circumstances, where any Note is still represented by a Global Note and the Global Note (or any part thereof) has become due and repayable in accordance with the Terms and Conditions of such Notes and payment in full of the amount due has not been made in accordance with the provisions of the Global Note then holders of interests in such Global Note credited to their accounts with Euroclear and/or Clearstream, Luxembourg and/or DTC, as the case may be, will become entitled to proceed directly against the relevant Issuer on the basis of statements of account provided by Euroclear, Clearstream, Luxembourg and DTC on and subject to the terms of a deed of covenant (the "Deed of Covenant") dated 10th May, 2001 and executed by the relevant Issuer. In addition, holders of interests in such Global Note credited to their accounts with DTC may require DTC to deliver Definitive Notes in registered form in exchange for their interest in such Global Note in accordance with DTC's standard operating procedures.

Applicable Pricing Supplement

        Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme.

        [Notes with an original maturity (for these purposes, "original maturity" shall be the period from, and including, the Issue Date to, but excluding, the Maturity Date, each as specified below) of less than 18 months are subject to a withholding tax at the rate of 27 per cent. per annum in respect of interest and premium (if any), pursuant to Italian Presidential Decree No. 600 of 29th September, 1973, as amended. The Issuer will not be liable to pay any additional amounts to Noteholders in relation to any such withholding.]1

        [Date]

[ENEL—Società per azioni/ENEL Investment Holding B.V.]2

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
issued under the €7,500,000,000
Global Medium Term Note Programme

1.
Delete where the relevant Issuer is ENEL B.V.

2.
Delete as applicable.

        This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the conditions set forth in the Offering Circular dated 28th October, 2002. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

        [Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or subparagraphs.]

        [If the Notes have a maturity of less than one year from the date of their issue, the minimum denomination may need to be £100,000 or its equivalent in any other currency.]

1.	[(i)]	Issuer:	[ENEL—Società per azioni/ENEL Investment Holding B.V.]
	[(ii)	Guarantor:	ENEL—Società per azioni]
2.	(i)	Series Number	[ ]
	(ii)	Tranche Number:	[ ] (If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)
3.	Specified Currency or Currencies:		[ ]
4.	Aggregate Nominal Amount: —Tranche: —Series:		[ ] [ ]
5.	(i)	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [insert date]] (in the case of fungible issues only, if applicable)

	(ii) Net Proceeds:	[ ] (Required only for listed issues)
6.	Specified Denominations:	[ ]
	(in the case of Registered Notes, this means the minimum integral amount in which transfers can be made)	[ ]
7.	(i) Issue Date:	[ ]
	(ii) Interest Commencement Date:	[ ]
8.	Maturity Date:	[Fixed rate—specify date/Floating rate—Interest Payment Date falling in or nearest to [specify month]]
9.	Interest Basis:	[[ ] per cent.Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [specify other] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [specify other]
11.	Change of Interest Basis or Redemption/Payment Basis:	[Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Listing:	[Luxembourg/specify other/None]
14.	Method of distribution:	[Syndicated/Non-syndicated]
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE
15.	Fixed Rate Note Provisions	[Applicable/Not Applicable] (If not applicable, delete the remaining subparagraphs of this paragraph)
	(i) Rate(s) of Interest:	[ ] per cent.per annum [payable [annually/semi-annually/quarterly]in arrear] (If payable other than annually, consider amending Condition 5)

	(ii)	Interest Payment Date(s):	[ ] in each year up to and including the Maturity Date/[specify other](NB: This will need to be amended in the case of long or short coupons)
	(iii)	Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(iv)	Broken Amount(s):	[Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount]
	(v)	Day Count Fraction:	[30/360 or Actual/Actual (ISMA) or specify other]
	(vi)	Determination Date(s):
[            ] in each year
[Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon]
(NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration)
(NB: Only relevant where Day Count Fraction is Actual/Actual (ISMA))
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/Give details]
16.	Floating Rate Note Provisions		[Applicable/Not Applicable] (If not applicable, delete the remaining subparagraphs of this paragraph)
	(i)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[specify other]]
	(iii)	Additional Business Centre(s):	[ ]
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/specify other]
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
	(vi)	Screen Rate Determination: —Reference Rate:	[ ] (Either LIBOR, EURIBOR or other, although additional information is required if other—including fallback provisions in the Agency Agreement)

—Interest Determination Date(s):
[            ]
(Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)
		—Relevant Screen Page:	[ ] (In the case of EURIBOR, if not Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)
	(vii)	ISDA Determination: —Floating Rate Option: —Designated Maturity: —Reset Date:	[ ] [ ] [ ]
	(viii)	Margin(s):	[+/-] [ ] per cent. per annum
	(ix)	Minimum Rate of Interest:	[ ] per cent. per annum
	(x)	Maximum Rate of Interest:	[ ] per cent. per annum
	(xi)	Day Count Fraction:	[Actual/365 or Actual/Actual (ISDA) Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 or 360/360 or Bond Basis 30E/360 or Eurobond Basis Other] (See Condition 5 for alternatives)
	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
17.	Zero Coupon Note Provisions		[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)
	(i)	Accrual Yield:	[ ] per cent. per annum
	(ii)	Reference Price:	[ ]
	(iii)	Any other formula/basis of determining amount payable:	[ ]
	(iv)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 7(e)(iii) and 7(j) apply/specify other] (Consider applicable day count fraction if not U.S.dollar denominated)

18.	Index Linked Interest Note Provisions		[Applicable/Not Applicable] (If not applicable, delete the remaining subparagraphs of this paragraph)
	(i)	Index/Formula:	[give or annex details]
	(ii)	Calculation Agent responsible for calculating the principal and/or interest due:	[ ]
	(iii)	Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(v)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/specify other]
	(vi)	Additional Business Centre(s):	[ ]
	(vii)	Minimum Rate of Interest:	[ ] per cent. per annum
	(viii)	Maximum Rate of Interest:	[ ] per cent. per annum
	(ix)	Day Count Fraction:	[ ]
19.	Dual Currency Note Provisions		[Applicable/Not Applicable] (If not applicable, delete the remaining subparagraphs of this paragraph)
	(i)	Rate of Exchange/method of calculating Rate of Exchange:	[give details]
	(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[ ]
	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION
20.	Issuer Call:		[Applicable/Not Applicable] (If not applicable, delete the remaining subparagraphs of this paragraph)
	(i)	Optional Redemption Date(s):	[ ]
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ]
	(iii)	If redeemable in part: (a) Minimum Redemption Amount: (b) Maximum Redemption Amount:	[ ] [ ]
	(iv)	Notice period (if other than as set out in the Conditions):	[ ]
21.	Investor Put:		[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)
	(i)	Optional Redemption Date(s):	[ ]
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ]
	(iii)	Notice period (if other than as set out in the Conditions):	[ ]
22.	Final Redemption Amount(s):		[Nominal Amount/specify other/see Appendix]
23.
	Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 7(e)):		[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES
24.	Form of Notes:
[Bearer Notes:

[Temporary Bearer Global Note exchangeable for a Permanent Bearer Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]

[Temporary Bearer Global Note exchangeable for Definitive Notes on and after the Exchange Date]

[Permanent Bearer Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]

[Registered Notes:

Regulation S Global Note (€[ ] nominal amount)/Rule 144A Global Note (€[ ]nominal amount)]
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/give details] (Note that this item relates to the place of payment and not Interest Period end dates to which items 16(iii) and 18(vi) relate)
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. If yes, give details]
27.
	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/give details. NB: new forms of Global Notes may be required for Partly Paid issues.]
28.	Details relating to Instalment Notes:
	(i) Instalment Amount(s):	[Not Applicable/give details]
	(ii) Instalment Date(s):	[Not Applicable/give details]
29.	Redenomination applicable:	Redenomination [not] applicable (if Redenomination is applicable, specify the terms of Redenomination in an Annex to the Pricing Supplement)
30.	Other terms or special conditions:	[Not Applicable/give details]

DISTRIBUTION
31.	(i) If syndicated, names of Managers:	[Not Applicable/give names]
	(ii) Stabilising Manager (if any):	[Not Applicable/give name]
32.	If non-syndicated, name of relevant Dealer:	[ ]
33.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
34.	Additional selling restrictions:	[Not Applicable/give details]
OPERATIONAL INFORMATION
35.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/give name(s) and number(s)]
36.	Delivery:	Delivery [against/free of] payment
37.	Additional Paying Agent(s) (if any):	[ ]

ISIN: [ ] Common Code: [ ] (insert here any other relevant codes such as CUSIP and CINS codes)

[LISTING APPLICATION

        This Pricing Supplement comprises the details required to list the issue of Notes described herein issued pursuant to the €7,500,000,000 Global Medium Term Note Programme of ENEL Investment Holding B.V.as Issuer and ENEL—Società per azioni as Issuer and Guarantor.]

RESPONSIBILITY

        The Issuer [and the Guarantor] accept[s] responsibility for the information contained in this Pricing Supplement.

        Signed on behalf of the Issuer:                            [Signed on behalf of the Guarantor:

        By:..............................................                             By:..............................................

        Duly authorised                                                         Duly authorised]

        If the applicable Pricing Supplement specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification relates only to Conditions 1, 5, 6, 7 (except Condition 7(b)), 11, 12, 13, 14 (insofar as such Notes are not listed on any stock exchange) or 16, they will not necessitate the preparation of a supplement to this Offering Circular. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, a supplement to this Offering Circular will be prepared, if appropriate.

TERMS AND CONDITIONS OF THE NOTES

        The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange (if any) and agreed by the relevant Issuer, the Guarantor (where ENEL is not the relevant Issuer) and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Pricing Supplement in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Pricing Supplement (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" for a description of the content of Pricing Supplements which will specify which of such terms are to apply in relation to the relevant Notes.

        This Note is one of a Series (as defined below) of Notes issued by whichever of ENEL—Società per azioni ("ENEL") or ENEL Investment Holding B.V. ("ENEL B.V.") is specified as the "Issuer" in the applicable Pricing Supplement (as defined below) and references to the "Issuer" shall be construed accordingly. This Note is issued pursuant to the Agency Agreement (as defined below).

        References herein to the "Notes"shall be references to the Notes of this Series and shall mean:

  (i)
  in relation to any Notes represented by a global Note (a "Global Note"), units of the lowest Specified Denomination in the Specified Currency;

  (ii)
  any Global Note;

  (iii)
  any definitive Notes in bearer form ("Bearer Notes") issued in exchange for a Global Note in bearer form; and

  (iv)
  any definitive Notes in registered form ("Registered Notes") (whether or not issued in exchange for a Global Note in registered form).

        The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an Agency Agreement (the "Principal Agency Agreement") dated 10th May, 2001 as supplemented by a First Supplemental Agency Agreement (the "First Supplemental Agency Agreement" and, together with the Principal Agency Agreement the "Agency Agreement") dated 28th October, 2002 and each made between ENEL B.V. as an Issuer, ENEL in its capacity as both an Issuer and as Guarantor (as defined below) of Notes issued by ENELB.V., JPMorgan Chase Bank, London office (formerly The Chase Manhattan Bank, London office) as issuing and principal paying agent and agent bank (the "Principal Paying Agent", which expression shall include any successor principal paying agent) and the other paying agents named therein (together with the Principal Paying Agent, the "Paying Agents", which expression shall include any additional or successor paying agents), JPMorgan Chase Bank, New York office (formerly The Chase Manhattan Bank, New York office) as exchange agent (the "Exchange Agent" which expression shall include any successor exchange agent) and as registrar (the "Registrar", which expression shall include any successor registrar) and as transfer agent and the other transfer agents named therein (together with the Registrar, the "Transfer Agents", which expression shall include any additional or successor transfer agents).

        Interest bearing definitive Bearer Notes (unless otherwise indicated in the applicable Pricing Supplement) have interest coupons ("Coupons") and, if indicated in the applicable Pricing Supplement, talons for further Coupons ("Talons") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Bearer Notes repayable in instalments have receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue. Registered Notes and Global Notes do not have Receipts, Coupons or Talons attached on issue.

        The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the "applicable Pricing Supplement" are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

        Notes issued by ENEL B.V. will be unconditionally and irrevocably guaranteed by ENEL (in such capacity, the "Guarantor") pursuant to a deed of guarantee (the "Guarantee") dated 10th May, 2001. Under the Guarantee ENEL has guaranteed the due and punctual payment of all amounts due under such Notes and the Deed of Covenant (as defined below) executed by ENEL B.V. as and when the same shall become due and payable.

        The original of the Guarantee is held by the Principal Paying Agent on behalf of the Noteholders, the Receiptholders and the Couponholders at its specified office. References herein to the Guarantor shall only be relevant where the Issuer is ENEL B.V.

        Any reference to "Noteholders" or "holders" in relation to any Notes shall mean (in the case of Bearer Notes) the holders of the Notes and (in the case of Registered Notes) the persons in whose name the Notes are registered and shall, in relation to any Notes represented by a Global Note, be construed as provided below. Any reference herein to "Receiptholders" shall mean the holders of the Receipts and any reference herein to "Couponholders" shall mean the holders of the Coupons and shall, unless the context otherwise requires, include the holders of the Talons.

        As used herein, "Tranche" means Notes which are identical in all respects (including as to listing) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

        The Noteholders, the Receiptholders and the Couponholders are entitled to the benefit of the Deed of Covenant (the "Deed of Covenant") dated 10th May, 2001 and made by the Issuer. The original of the Deed of Covenant is held by the common depository for DTC, Euroclear and Clearstream, Luxembourg (each as defined below).

        Copies of the Agency Agreement, the Guarantee, a deed poll (the "Deed Poll") dated 10th May, 2001 and made by the Issuer and the Guarantor and the Deed of Covenant are available for inspection during normal business hours at the specified office of each of the Principal Paying Agent, the Registrar and the other Paying Agents and Transfer Agents (such Agents and the Registrar being together referred to as the "Agents"). Copies of the applicable Pricing Supplement are obtainable during normal business hours at the specified office of each of the Agents save that, if this Note is an unlisted Note of any Series, the applicable Pricing Supplement will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the relevant Issuer and the relevant Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Agency Agreement, the Deed Poll, the Deed of Covenant and the applicable Pricing Supplement which are applicable to them. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Agency Agreement.

        Words and expressions defined in the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Agency Agreement and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

1.    FORM, DENOMINATION AND TITLE

        The Notes are in bearer form or in registered form as specified in the applicable Pricing Supplement and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination and Bearer Notes may not be exchanged for Registered Notes and vice versa.

        This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Pricing Supplement.

        This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending upon the Redemption/Payment Basis shown in the applicable Pricing Supplement.

        Definitive Bearer Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

        Subject as set out below, title to the Bearer Notes, Receipts and Coupons will pass by delivery and title to the Registered Notes will pass upon registration of transfers in accordance with the provisions of the Agency Agreement. The Issuer, the Guarantor and any Agent will (except as otherwise required by law) deem and treat the bearer of any Bearer Note, Receipt or Coupon and the registered holder of any Registered Note as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

        For so long as any of the Notes is represented by a Bearer Global Note held on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and/or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Guarantor and the Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Bearer Global Note shall be treated by the Issuer, the Guarantor and any Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "Noteholder"and "holder of Notes" and related expressions shall be construed accordingly.

        For so long as the Depository Trust Company ("DTC") or its nominee is the registered owner or holder of a Registered Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Registered Global Note for all purposes under the Agency Agreement and the Notes except to the extent that in accordance with DTC's published rules and procedures any ownership rights may be exercised by its participants or beneficial owners through participants.

        Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of DTC, Euroclear and Clearstream, Luxembourg, as the case may be. References to DTC, Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement.

2.    TRANSFERS OF REGISTERED NOTES

(a)  Transfers of interests in Registered Global Notes

        Transfers of beneficial interests in Registered Global Notes will be effected by DTC, Euroclear or Clearstream, Luxembourg, as the case may be, and, in turn, by other participants and, if appropriate, indirect participants in such clearing systems acting on behalf of beneficial transferors and transferees of such interests. A beneficial interest in a Registered Global Note will, subject to compliance with all applicable legal and regulatory restrictions, be transferable for Notes in definitive form or for a beneficial interest in another Registered Global Note only in the authorised denominations set out in the applicable Pricing Supplement and only in accordance with the rules and operating procedures for the time being of DTC, Euroclear or Clearstream, Luxembourg, as the case may be and in accordance with the terms and conditions specified in the Agency Agreement. Transfers of a Registered Global Note shall be limited to transfers of such Registered Global Note, in whole but not in part, to a nominee of DTC or to a successor of DTC or such successor's nominee.

(b)  Transfers of Registered Notes in definitive form

        Subject as provided in paragraphs (e), (f) and (g) below, upon the terms and subject to the conditions set forth in the Agency Agreement, a Registered Note in definitive form may be transferred in whole or in part (in the authorised denominations set out in the applicable Pricing Supplement). In order to effect any such transfer (i) the holder or holders must (a) surrender the Registered Note for registration of the transfer of the Registered Note (or the relevant part of the Registered Note) at the specified office of the Registrar or any Transfer Agent, with the form of transfer thereon duly executed by the holder or holders thereof or his or their attorney or attorneys duly authorised in writing and (b) complete and deposit such other certifications as may be required by the Registrar or, as the case may be, the relevant Transfer Agent and (ii) the Registrar or, as the case may be, the relevant Transfer Agent must, after due and careful enquiry, be satisfied with the documents of title and the identity of the person making the request. Any such transfer will be subject to such reasonable regulations as the Issuer and the Registrar may from time to time prescribe (the initial such regulations being set out in Schedule 10 to the Agency Agreement). Subject as provided above, the Registrar or, as the case may be, the relevant Transfer Agent will, within three business days (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar or, as the case may be, the relevant Transfer Agent is located) of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations) authenticate and deliver, or procure the authentication and delivery of, at its specified office to the transferee or (at the risk of the transferee) send by uninsured mail to such address as the transferee may request, a new Registered Note in definitive form of a like aggregate nominal amount to the Registered Note (or the relevant part of the Registered Note) transferred. In the case of the transfer of part only of a Registered Note in definitive form, a new Registered Note in definitive form in respect of the balance of the Registered Note not transferred will be so authenticated and delivered or (at the risk of the transferor) sent by uninsured mail to the address of the transferor.

(c)  Registration of transfer upon partial redemption

        In the event of a partial redemption of Notes under Condition 7, the Issuer shall not be required to register the transfer of any Registered Note, or part of a Registered Note, called for partial redemption.

(d)  Costs of registration

        Noteholders will not be required to bear the costs and expenses of effecting any registration of transfer as provided above, except for any costs or expenses of delivery other than by regular uninsured mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration.

(e)  Transfers of interests in Regulation S Global Notes

        Prior to expiry of the applicable Distribution Compliance Period, transfers by the holder of, or of a beneficial interest in, a Regulation S Global Note to a transferee in the United States or who is a U.S.person will only be made:

  (i)
  upon receipt by the Registrar of a written certification substantially in the form set out in the Agency Agreement, amended as appropriate (a "Transfer Certificate"), copies of which are available from the specified office of the Registrar or any Transfer Agent, from the transferor of the Note or beneficial interest therein to the effect that such transfer is being made to a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A; or

  (ii)
  otherwise pursuant to the Securities Act or an exemption therefrom, subject to receipt by the Issuer of such satisfactory evidence as the Issuer may reasonably require, which may include an opinion of U.S.counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States, and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction.

        In the case of (i) above, such transferee may take delivery through a Legended Note in global or definitive form. After expiry of the applicable Distribution Compliance Period (i) beneficial interests in Regulation S Global Notes may be held through DTC directly, by a participant in DTC, or indirectly through a participant in DTC and (ii) such certification requirements will no longer apply to such transfers.

(f)  Transfers of interests in Legended Notes

        Transfers of Legended Notes or beneficial interests therein may be made:

  (i)
  to a transferee who takes delivery of such interest through a Regulation S Global Note, upon receipt by the Registrar of a duly completed Transfer Certificate from the transferor to the effect that such transfer is being made in accordance with Regulation S and that, if such transfer is being made prior to expiry of the applicable Distribution Compliance Period, the interests in the Notes being transferred will be held immediately thereafter through Euroclear and/or Clearstream, Luxembourg; or

  (ii)
  to a transferee who takes delivery of such interest through a Legended Note where the transferee is a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, without certification; or

  (iii)
  otherwise pursuant to the Securities Act or an exemption therefrom, subject to receipt by the Issuer of such satisfactory evidence as the Issuer may reasonably require, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States, and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction.

        Upon the transfer, exchange or replacement of Legended Notes, or upon specific request for removal of the Legend, the Registrar shall deliver only Legended Notes or refuse to remove such Legend, as the case may be, unless there is delivered to the Issuer such satisfactory evidence as may reasonably be required by the Issuer, which may include an opinion of U.S. counsel, that neither the Legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

(g)  Exchanges and transfers of Registered Notes generally

        Holders of Registered Notes in definitive form may exchange such Notes for interests in a Registered Global Note of the same type at any time.

(h) Definitions

        In this Condition, the following expressions shall have the following meanings:

        "Distribution Compliance Period" means the period that ends 40 days after the later of the commencement of the offering and the completion of the distribution of each Tranche of Notes, as certified by the relevant Dealer (in the case of a non-syndicated issue) or the relevant Lead Manager (in the case of a syndicated issue);

        "Legended Note" means Registered Notes (whether in definitive form or represented by a Registered Global Note) sold in private transactions to QIBs in accordance with the requirements of Rule 144A;

        "QIB" means a "qualified institutional buyer"within the meaning of Rule 144A;

        "Regulation S" means Regulation S under the Securities Act;

        "Regulations S Global Note" means a Registered Global Note representing Notes sold outside the United States in reliance on Regulation S;

        "Rule 144A" means Rule 144A under the Securities Act; and

        "Securities Act" means the United States Securities Act of 1933, as amended.

3.    STATUS OF THE NOTES AND THE GUARANTEE

(a)  Status of the Notes

        The Notes and any relative Receipts and Coupons are direct, unconditional and (subject to the provisions of Condition 4) unsecured and unsubordinated obligations of the Issuer and rank pari passu without any preference among themselves and at least equally with all other outstanding unsecured and unsubordinated obligations of the Issuer, present and future, other than obligations, if any, that are mandatorily preferred by statute or by operation of law.

(b)  Status of the Guarantee

        The obligations of the Guarantor under the Guarantee are direct, unconditional and (subject to the provisions of Condition 4) unsecured and unsubordinated obligations of the Guarantor and rank at least equally with all other outstanding unsecured and unsubordinated obligations of the Guarantor, present and future, other than obligations, if any, that are mandatorily preferred by statute or by operation of law.

4.    NEGATIVE PLEDGE

        Neither the Issuer nor the Guarantor will, so long as any of the Notes remains outstanding (as defined in the Agency Agreement), create or have outstanding (other than by operation of law) any mortgage, lien, pledge or other charge upon the whole or any part of its assets or revenues, present or future, to secure any Indebtedness unless:

  (a)
  the same security shall forthwith be extended equally and rateably to the Notes, the Receipts and the Coupons; or

  (b)
  such other security as shall be approved by an Extraordinary Resolution of the Noteholders shall previously have been or shall forthwith be extended equally and rateably to the Notes, the Receipts and the Coupons.

        As used herein, "Indebtedness" means any present or future indebtedness for borrowed money of the Issuer or the Guarantor which is in the form of, or represented by, bonds, notes, debentures or other securities and which is or are intended to be quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other established securities market.

5.    INTEREST

(a)  Interest on Fixed Rate Notes

        Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from and including the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year up to (and including) the Maturity Date.

  Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount so specified.

  If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

  "Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 5(a):

  (i)
  if "Actual/Actual (ISMA)" is specified in the applicable Pricing Supplement:

  (a)
  in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

  (b)
  in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

  (1)
  the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; and

  (2)
  the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

  (ii)
  if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

  In these Terms and Conditions:

  "Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date;

  "Determination Period" means each period from (and including) a Determination Date to but excluding the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

  "sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b)
Interest on Floating Rate Notes and Index Linked Interest Notes
(i)
interest Payment Dates

  Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

  (A)
  the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

  (B)
  if no Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

  Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

  If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

  (1)
  in any case where Specified Periods are specified in accordance with Condition 5(b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply mutatis mutandis or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

  (2)
  the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

  (3)
  the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

  (4)
  the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

  In these Terms and Conditions, "Business Day" means a day which is both:

  (A)
  a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

  (B)
  either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than

    London and any Additional Business Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "TARGET System") is open.

  (ii)
  Rate of Interest

  The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

  (A)
  ISDA Determination for Floating Rate Notes

    Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this subparagraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Principal Paying Agent under an interest rate swap transaction if the Principal Paying Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes. (the "ISDA Definitions") and under which:

    (1)
    the Floating Rate Option is as specified in the applicable Pricing Supplement;

    (2)
    the Designated Maturity is a period specified in the applicable Pricing Supplement; and

    (3)
    the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

    For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

  (B)
  Screen Rate Determination for Floating Rate Notes

    Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

    (1)
    the offered quotation;or

    (2)
    the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

    (expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Principal Paying Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the

    Principal Paying Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

    The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

    If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(iii)
Minimum Rate of Interest and/or Maximum Rate of Interest

  If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

  If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv)
Determination of Rate of Interest and calculation of Interest Amounts

  The Principal Paying Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Principal Paying Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

  The Principal Paying Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

  "Day Count Fraction" means, in respect of the calculation of an amount of interest for any Interest Period:

  (i)
  if "Actual/365" or "Actual/Actual (ISDA)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

  (ii)
  if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

  (iii)
  if "Actual/365 (Sterling)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

  (iv)
  if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

  (v)
  if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

  (vi)
  if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v)
Notification of Rate of Interest and Interest Amounts

  The Principal Paying Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and any stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and notice thereof to be given in accordance with Condition 14 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and to the Noteholders in accordance with Condition 14. For the purposes of this paragraph, the expression "London Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi)
Certificates to be final

  All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5(b), whether by the Principal Paying Agent or, if applicable, the Calculation Agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Guarantor, the Principal Paying Agent, the Calculation Agent (if applicable), the other Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Guarantor, the Noteholders, the Receiptholders or the Couponholders shall attach to the Principal Paying Agent or the Calculation Agent (if applicable) in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c)
Interest on Dual Currency Interest Notes

  The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Pricing Supplement.

(d)
Interest on Partly Paid Notes

  In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(e)
Accrual of interest

  Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused.In such event, interest will continue to accrue until whichever is the earlier of:

  (1)
  the date on which all amounts due in respect of such Note have been paid; and

  (2)
  five days after the date on which the full amount of the moneys payable in respect of such Notes has been received by the Principal Paying Agent or the Registrar, as the case may be, and notice to that effect has been given to the Noteholders in accordance with Condition 14.

6.    PAYMENTS

(a)
Method of payment

  Subject as provided below:

  (i)
  payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

  (ii)
  payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

  Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 8.

(b)
Presentation of definitive Bearer Notes, Receipts and Coupons

  Payments of principal in respect of definitive Bearer Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Bearer Notes, and payments of interest in respect of definitive Bearer Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

  Payments of instalments of principal (if any) in respect of definitive Bearer Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Bearer Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Bearer Note to which it appertains. Receipts presented without the definitive Bearer Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Bearer Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

  Fixed Rate Notes in definitive bearer form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 8) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 9) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

  Upon any Fixed Rate Note in definitive bearer form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

  Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive bearer form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A "Long Maturity Note" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

  If the due date for redemption of any definitive Bearer Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Bearer Note.

(c)
Payments in respect of Bearer Global Notes

  Payments of principal and interest (if any) in respect of Notes represented by any Global Note in bearer form will (subject as provided below) be made in the manner specified above in relation to definitive Bearer Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note in bearer form, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be prima facie evidence that the payment in question has been made.

(d)
Payments in respect of Registered Notes

  Payments of principal (other than instalments of principal prior to the final instalment) in respect of each Registered Note (whether or not in global form) will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Registered Note at the specified office of the Registrar or any of the Paying Agents. Such payments will be made by transfer to the Designated Account (as defined below) of the holder (or the first named of joint holders) of the Registered Note appearing in the register of holders of the Registered Notes maintained by the Registrar (the "Register") at the close of business on the third business day (being for this purpose a day on which banks are open for general business in the city where the specified office of the Registrar is located) before the relevant due date (the "Record Date"). Notwithstanding the previous sentence, if (i) a holder does not have a Designated Account or (ii) the principal amount of the Notes held by a holder is less than U.S.$250,000 (or its approximate equivalent in any other Specified Currency), payment will instead be made by a cheque in the Specified Currency drawn on a Designated Bank (as defined below). For these purposes, "Designated Account" means the account (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by a holder with a Designated Bank and identified as such in the Register and "Designated Bank" means (in the case of payment in a Specified Currency other than euro) a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland) and (in the case of a payment in euro) any bank which processes payments in euro.

  Payments of interest and payments of instalments of principal (other than the final instalment) in respect of each Registered Note (whether or not in global form) will be made by a cheque in the Specified Currency drawn on a Designated Bank and mailed by uninsured mail on the business day in the city where the specified office of the Registrar is located immediately preceding the relevant due date to the holder (or the first named of joint holders) of the Registered Note appearing in the Register at the close of business on the fifteenth day (whether or not such fifteenth day is a business day) before the Record Date at his address shown in the Register on the Record Date and at his risk. Upon application of the holder to the specified office of the Registrar not less than three business days in the city where the specified office of the Registrar is located before the due date for any payment of interest in respect of a Registered Note, the payment may be made by transfer on the due date in the manner provided in the preceding paragraph. Any such application for transfer shall be deemed to relate to all future payments of interest (other than interest due on redemption) and instalments of principal (other than the final instalment) in respect of the Registered Notes which become payable to the holder who has made the initial application until such time as the Registrar is notified in writing to the contrary by such holder. Payment of the interest due in respect of each Registered Note on redemption and the final instalment of principal will be made in the same manner as payment of the principal amount of such Registered Note.

  Holders of Registered Notes will not be entitled to any interest or other payment for any delay in receiving any amount due in respect of any Registered Note as a result of a cheque posted in accordance with this Condition arriving after the due date for payment or being lost in the post. No commissions or expenses shall be charged to such holders by the Registrar in respect of any payments of principal or interest in respect of the Registered Notes.

  All amounts payable to DTC or its nominee as registered holder of a Global Note in registered form in respect of Notes denominated in a Specified Currency other than U.S. dollars shall be paid by transfer by the Registrar to an account in the relevant Specified Currency of the Exchange Agent on behalf of DTC or its nominee for conversion into and payment in U.S. dollars in accordance with the provisions of the Agency Agreement.

  None of the Issuer, the Guarantor and the Agents will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Registered Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

(e)
General provisions applicable to payments

  The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer or, as the case may be, the Guarantor will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid.Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or DTC as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear, Clearstream, Luxembourg or DTC, as the case may be, for his share of each payment so made by the Issuer or, as the case may be, the Guarantor to, or to the order of, the holder of such Global Note.

  Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Bearer Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

  (i)
  the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Bearer Notes in the manner provided above when due;

  (ii)
  payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

  (iii)
  such payment is then permitted under United States law without involving, in the opinion of the Issuer and the Guarantor, adverse tax consequences to the Issuer or the Guarantor.

(f)
Payment Day

  If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Day" means any day which (subject to Condition 9) is:

  (i)
  a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

  (A)
  the relevant place of presentation;

  (B)
  London;

  (C)
  any Additional Financial Centre specified in the applicable Pricing Supplement;

  (ii)
  either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open; and

  (iii)
  in the case of any payment in respect of a Registered Global Note denominated in a Specified Currency other than U.S. dollars and registered in the name of DTC or its nominee and in respect of which an accountholder of DTC (with an interest in such Registered Global Note) has elected to receive any part of such payment in U.S. dollars, a day on which commercial banks are not authorised or required by law or regulation to be closed in New York City.

(g)
Interpretation of principal and interest

  Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

  (i)
  any additional amounts which may be payable with respect to principal under Condition 8;

  (ii)
  the Final Redemption Amount of the Notes;

  (iii)
  the Early Redemption Amount of the Notes;

  (iv)
  the Optional Redemption Amount(s) (if any) of the Notes;

  (v)
  in relation to Notes redeemable in instalments, the Instalment Amounts;

  (vi)
  in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 7(e)); and

  (vii)
  any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

  Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 8.

7.    REDEMPTION AND PURCHASE

(a)
Redemption at maturity

  Unless previously redeemed or purchased and cancelled as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date.

(b)
Redemption for tax reasons

  The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Interest Note), on giving not less than 30 nor more than 60 days' notice to the Principal Paying Agent and, in accordance with Condition 14, the Noteholders (which notice shall be irrevocable), if:

  (i)
  on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 8 or the Guarantor would be unable for reasons outside its control to procure payment by the Issuer and in making payment itself would be required to pay such additional amounts, in each case as a result of any change in, or amendment to, the laws or regulations of a Tax Jurisdiction (as defined in Condition 8) or any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

  (ii)
  such obligation cannot be avoided by the Issuer or, as the case may be, the Guarantor taking reasonable measures available to it,

  provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer or, as the case may be, the Guarantor would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

  Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Principal Paying Agent a certificate signed by two Directors of the Issuer or, as the case may be, the Guarantor stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing in a Tax Jurisdiction (as defined in Condition 8) to the effect that the Issuer or, as the case may be, the Guarantor has or will become obliged, as aforesaid, to pay such additional amounts as a result of such change or amendment.

  Notes redeemed pursuant to this Condition 7(b) will be redeemed at their Early Redemption Amount referred to in paragraph (e) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

  Upon the expiry of such notice, the Issuer shall be bound to redeem the Notes accordingly.

(c)
Redemption at the option of the Issuer (Issuer Call)

  If Issuer Call is specified in the applicable Pricing Supplement, the Issuer may, having given:

  (i)
  not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 14 with a copy to the Guarantor; and

  (ii)
  not less than 15 days before the giving of the notice referred to in (i), notice to the Principal Paying Agent and, in the case of a redemption of Registered Notes, the Registrar;

  (which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount and not more than the Maximum Redemption Amount, in each case as may be specified in the applicable Pricing Supplement. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg and/or DTC, in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 14 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes or represented by a Global Note shall in each case bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding and Notes outstanding represented by such Global Note, respectively, bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that, if necessary, appropriate adjustments shall be made to such nominal amounts to ensure that each represents an integral multiple of the Specified Denomination. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 14 at least five days prior to the Selection Date.

(d)
Redemption at the option of the Noteholders (Investor Put)

  If Investor Put is specified in the applicable Pricing Supplement, upon the holder of any Note giving to the Issuer in accordance with Condition 14 (with a copy to the Guarantor) not less than 15 nor more than 30 days' notice the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, in whole (but not, in the case of a Bearer Note in definitive form, in part), such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date. Registered Notes may be redeemed under this Condition 7(d) in any multiple of their lowest Specified Denomination.

  If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note at the specified office of any Paying Agent (in the case of Bearer Notes) or the Registrar (in the case of Registered Notes) at any time during normal business hours of such Paying Agent or, as the case may be, the Registrar falling within the notice period, accompanied by a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent or, as the case may be, the Registrar (a "Put Notice") and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition and, in the case of Registered Notes, the nominal amount thereof to be redeemed and, if less than the full nominal amount of the Registered Notes so surrendered is to be redeemed, an address to which a new Registered Note in respect of the balance of such Registered Notes is to be sent subject to and in accordance with the provisions of Condition 2(b).

  Any Put Notice given by a holder of any Note pursuant to this paragraph shall be irrevocable except where prior to the due date of redemption an Event of Default shall have occurred and be continuing in which event such holder, at its option, may elect by notice to the Issuer to withdraw the notice given pursuant to this paragraph and instead to declare such Note forthwith due and payable pursuant to Condition 10.

(e)
Early Redemption Amounts

  For the purpose of paragraph (b) above and Condition 10, each Note will be redeemed at its Early Redemption Amount calculated as follows:

  (i)
  in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

  (ii)
  in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount specified in, or determined in the manner specified in, the applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at its nominal amount; or

  (iii)
  in the case of a Zero Coupon Note, at an amount (the "Amortised Face Amount") calculated in accordance with the following formula:

      Early Redemption Amount = RP × (1 + AY)y

      where:

      "RP" means the Reference Price;

      "AY" means the Accrual Yield expressed as a decimal; and

      "y"    is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360, or on such other calculation basis as may be specified in the applicable Pricing Supplement.

(f)
Instalments

  Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (e) above.

(g)
Partly Paid Notes

  Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

(h)
Purchases

  The Issuer, the Guarantor or any Subsidiaries (as defined in Condition 10) may at any time purchase Notes (provided that, in the case of definitive Bearer Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are attached or surrendered therewith) in the open market or by tender or by private agreement at any price. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent and/or the Registrar for cancellation.

(i)
Cancellation

  All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and the Notes purchased and cancelled pursuant to paragraph (h) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Principal Paying Agent and cannot be reissued or resold.

(j)
Late payment on Zero Coupon Notes

  If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 10 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

  (i)
  the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

  (ii)
  five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Notes has been received by the Principal Paying Agent or the Registrar and notice to that effect has been given to the Noteholders in accordance with Condition 14.

8.    TAXATION

        All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer or, as the case may be, the Guarantor will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of any Tax Jurisdiction unless such withholding or deduction is required by law. In such event, the Issuer or, as the case may be, the Guarantor will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that:

  (A)
  Where the Issuer is ENEL:

  (a)
  no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

  (i)
  presented for payment in Italy; or

      (ii)
      presented for payment by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with a Tax Jurisdiction other than the mere holding of such Note, Receipt or Coupon; or

      (iii)
      presented for payment by, or on behalf of, a holder who would be able to avoid such withholding or deduction by making a declaration or any other statement, including but not limited to a declaration of residence or non-residence, but fails to do so; or

      (iv)
      presented for payment by, or on behalf of, a holder who would be able to avoid such withholding or deduction by presenting the relevant Note and/or Coupon to another Paying Agent in a Member State of the European Union, but fails to do so; or

      (v)
      presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day (as defined in Condition 6(f)); or

      (vi)
      where such withholding or deduction is imposed on a payment to an individual resident outside the Republic of Italy and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

      (vii)
      having an original maturity (for these purposes, "original maturity" shall be the period from, and including, the Issue Date to, but excluding, the Maturity Date (each as specified on the applicable Pricing Supplement)) of less than 18 months where such withholding or deduction is required pursuant to Italian Legislative Decree No. 600 of 29th September, 1973 as amended or supplemented from time to time; and

    (b)
    no additional amounts on account of "imposta sostitutiva" or on account of any other withholding or deduction shall be payable with respect to any Note, Receipt or Coupon:

    (i)
    in the event of payment to an Italian resident, to the extent that interest or any other amount or, if the Notes are issued at a discount to their principal amount (i.e. the issue price is less than 100 per cent.), such discount ("other amounts") is paid to an Italian individual or an Italian legal entity not carrying out commercial activities (particularly (1) informal partnerships, de facto partnerships not carrying out commercial activities and professional associations, (2) public and private resident entities, other than companies, not carrying out commercial activities, (3) real estate investment funds referred to in Law No. 86 of 25th January, 1994 as amended or supplemented from time to time (unless they are subject to the tax regime provided for by Law Decree No. 351 of 25th September, 2001, as converted into law with amendments by law No. 410 of 23rd November, 2002), (4) subjects exempt from corporate income tax) or to such other Italian resident entities which have been or may be identified by Italian Legislative Decree No. 239 of 1st April, 1996 (as, or as may subsequently be, a mended or supplemented) and related regulations of implementation which have been or may subsequently be enacted ("Legislative Decree No. 239"); or

    (ii)
    in the event of payment to a non-Italian resident legal entity or a non-Italian resident individual, to the extent that interest or other amounts is paid to a non-Italian resident legal entity or a non-Italian resident individual which is resident in a tax haven country (as defined and listed in Ministerial Decree of 23rd January, 2002, as amended from time to time) or which is resident in a country which does not allow for a satisfactory exchange of information;

      (iii)
      for or on account of any withholding or deduction payable in the event of Notes having an original maturity of at least eighteen months being and redeemed prior to eighteen months,

        and in all circumstances in which the requirements and procedures set forth in Legislative Decree No. 239 have not been met or complied with except where such requirements and procedures have not beenmetorcomplied with due to the actions or omissions of the Issuer or its agents.

  (B)
  Where the Issuer is ENEL B.V.:

      no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

    (i)
    presented for payment in The Netherlands; or

    (ii)
    presented for payment by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with a Tax Jurisdiction other than the mere holding of such Note, Receipt or Coupon; or

    (iii)
    presented for payment by, or on behalf of, a holder who would be able to avoid such withholding or deduction by making a declaration or any other statement, including but not limited to a declaration of residence or non-residence, but fails to do so; or

    (iv)
    presented for payment by, or on behalf of, a holder who would be able to avoid such withholding or deduction by presenting the relevant Note and/or Coupon to another Paying Agent in a Member State of the European Union, but fails to do so; or

    (v)
    presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day (as defined in Condition 6(f)); or

    (vi)
    where such withholding or deduction is imposed on a payment to an individual resident outside The Netherlands and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive.

        As used herein:

  (i)
  "Tax Jurisdiction" means (i) in the case of ENEL, the Republic of Italy or any political subdivision or any authority thereof or therein having power to tax or any other jurisdiction or political subdivision or authority thereof or therein to which ENEL becomes subject in respect of payments made by it of principal and interest on the Notes, Receipts and Coupons or under the Guarantee; and (ii) in the case of ENEL B.V., The Netherlands or any political subdivision or any authority thereof or therein having power to tax or any other jurisdiction or political subdivision or authority thereof or therein to which ENEL B.V. becomes subject in respect of payments made by it of principal and interest on the Notes, Receipts and Coupons; and

  (ii)
  the "Relevant Date" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Principal Paying

    Agent or the Registrar, as the case may be, on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 14.

9.    PRESCRIPTION

        The Notes (whether in bearer or registered form), Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 8) therefor.

        There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 6(b) or any Talon which would be void pursuant to Condition 6(b).

10.  EVENTS OF DEFAULT

  If any one or more of the following events (each an "Event of Default") shall occur and be continuing:

  (a)
  a default is made for a period of 10 days or more in the payment of principal of or any interest in respect of the Notes or any of them after the due date thereof; or

  (b)
  the Issuer or the Guarantor shall be adjudicated or becomes insolvent or shall stop payment or announce that it shall stop payment or shall be found unable to pay its debts, or any order shall be made by any competent court or other competent body for, or any resolution shall be passed by the Issuer or the Guarantor for judicial composition proceedings with its creditors or for the appointment of a receiver, administrative receiver or trustee or other similar official in insolvency proceedings in relation to the Issuer or the Guarantor; or

  (c)
  the Issuer or the Guarantor fails to pay a final judgment of a court of competent jurisdiction within 60 days from the receipt of a notice that a final judgment in excess of an amount equal to the value of a substantial part of the assets or property of the Issuer or the Guarantor has been entered against it or an execution is levied on or enforced upon or sued out in pursuance of any such judgment against any substantial part of the assets or property of the Issuer or the Guarantor; or

  (d)
  the Issuer or the Guarantor shall be wound up or dissolved (otherwise than for the purpose of a solvent amalgamation, merger or reconstruction under which the assets and liabilities of the Issuer or the Guarantor, as the case may be, are assumed by the entity resulting from such amalgamation, merger or reconstruction and such entity assumes the obligations of the Issuer or the Guarantor, as the case may be, in respect of the Notes or the Guarantee, as the case may be, and an opinion of an independent legal adviser of recognised standing in The Netherlands, in the case of ENEL B.V. or in Italy, in the case of ENEL, has been delivered to the Principal Paying Agent confirming the same prior to the effective date of such amalgamation, merger or reconstruction); or

  (e)
  the Issuer or the Guarantor shall cease or announce that it shall cease to carry on its business (otherwise than for the purpose of a solvent amalgamation, merger or reconstruction under which the assets and liabilities of the Issuer or the Guarantor, as the case may be, are assumed by the entity resulting from such amalgamation, merger or reconstruction and such entity assumes the obligations of the Issuer or the Guarantor, as the case may be, in respect of the Notes or the Guarantee, as the case may be, and an opinion of an independent legal adviser of recognised standing in The Netherlands, in the case of ENEL B.V. or in Italy, in the case of ENEL, has been delivered to the Principal Paying Agent confirming the same prior to the effective date of such amalgamation, merger or reconstruction); or

  (f)
  any Indebtedness for Borrowed Money of the Issuer, the Guarantor, or any of the Material Subsidiaries becomes due and repayable prematurely by reason of an event of default (however described) or the Issuer, the Guarantor, or any of the Material Subsidiaries fails to make any payment in respect of any Indebtedness for Borrowed Money on the due date for payment (as extended by any originally applicable grace period) or any security given by the Issuer, the Guarantor, or any Material Subsidiaries for any Indebtedness for Borrowed Money becomes enforceable or if default is made by the Issuer, the Guarantor or any Material Subsidiary in making any payment due under any guarantee and/or indemnity given by it in relation to any Indebtedness for Borrowed Money of any other person (as extended by any originally applicable grace period), provided that no such event shall constitute an Event of Default so long as and to the extent that the Issuer, the Guarantor or the relevant Material Subsidiary, as the case may be, is contesting, in good faith, in a competent court in a recognised jurisdiction that the relevant Indebtedness for Borrowed Money or any such security, guarantee and/or indemnity shall be due or enforceable, as appropriate, and provided further that no such event shall constitute an Event of Default unless the aggregate Indebtedness for Borrowed Money relating to all such events which shall have occurred and be continuing shall amount to at least U.S.$25,000,000 (or its equivalent in any other currency); or

  (g)
  default is made by the Issuer or the Guarantor in the performance or observance of any obligation, condition or provision binding on the Issuer under the Notes or on the Guarantor under this Guarantee in relation to, or in respect of, the Notes (other than any obligation for payment of any principal or interest in respect of the Notes) and (except in any case where the default is incapable of remedy when no continuation or notice as is hereinafter mentioned will be required) such default continues for 30 days after written notice thereof to the Issuer or the Guarantor, as the case may be, requiring the same to be remedied; or

  (h)
  the Guarantee ceases to be, or is claimed by the Guarantor not to be, in full force and effect,

  then any holder of a Note may, by written notice to the Issuer at the specified office of the Principal Paying Agent, effective upon the date of receipt thereof by the Principal Paying Agent, declare any Notes held by the holder to be forthwith due and payable whereupon the same shall become forthwith due and payable at the Early Redemption Amount (as described in Condition 7(e)), together with accrued interest (if any) to the date of repayment, without presentment, demand, protest or other notice of any kind.

        For the purposes of this Condition:

  "Indebtedness for Borrowed Money" means any present or future indebtedness (whether being principal, premium, interest or other amounts) for or in respect of (i) money borrowed, (ii) liabilities under or in respect of any acceptance or acceptance credit or (iii) any notes, bonds, debentures, debenture stock, loan stock or other securities offered, issued or distributed whether by way of public offer, private placing, acquisition consideration or otherwise and whether issued for cash or in whole or in part for a consideration other than cash;

  "Material Subsidiary"means any consolidated Subsidiary of ENEL:

  (i)
  whose gross revenues (consolidated in the case of a Subsidiary which itself has Subsidiaries) or whose total assets (consolidated in the case of a Subsidiary which itself has Subsidiaries) represent not less than 10 per cent. of the consolidated gross revenues, or, as the case may be, consolidated total assets, of ENEL and its Subsidiaries taken as a whole, all as calculated respectively by reference to the then latest audited accounts (consolidated or, as the case may be, unconsolidated) of the Subsidiary and the then latest audited consolidated accounts of ENEL and its Subsidiaries; or

  (ii)
  to which is transferred the whole or substantially the whole of the undertaking and assets of a Subsidiary of ENEL which immediately before the transfer is a Material Subsidiary of ENEL;

  "Person" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality; and

  "Subsidiary" means, in respect of any Person (the "first Person") at any particular time, any other Person (the "second Person"):

  (i)
  whose majority of votes in ordinary shareholders' meetings of the second Person is held by the first Person; or

  (ii)
  in which the first Person holds a sufficient number of votes giving the first Person a dominant influence in ordinary shareholders' meetings of the second Person; or

  (iii)
  which are under the dominant influence of the first Person by virtue of certain contractual relationships between the first Person and the second Person;

  pursuant to the provisions of Article 2359 of the Italian Civil Code.

11.  REPLACEMENT OF NOTES, RECEIPTS, COUPONS AND TALONS

        Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Principal Paying Agent (in the case of Bearer Notes, Receipts or Coupons) or the Registrar (in the case of Registered Notes) upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

12.  AGENTS

  The names of the initial Agents and their initial specified offices are set out below.

        The Issuer and the Guarantor are entitled to vary or terminate the appointment of any Agent and/or appoint additional or other Agents and/or approve any change in the specified office through which any Agent acts, provided that:

  (a)
  there will at all times be a Principal Paying Agent and a Registrar;

  (b)
  so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent (in the case of Bearer Notes) and a Transfer Agent (in the case of Registered Notes) with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or other relevant authority;

  (c)
  so long as any of the Registered Global Notes payable in a Specified Currency other than U.S. dollars are held through DTC or its nominee, there will at all times be an Exchange Agent with a specified office in New York City; and

  (d)
  if any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to such Directive is introduced, the Issuer will ensure that it maintains a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to any such Directive.

        In addition, the Issuer and theGuarantor shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 6(e). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 14.

        In acting under the Agency Agreement, the Agents act solely as agents of the Issuer and the Guarantor and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor agent.

13.  EXCHANGE OF TALONS

        On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Principal Paying Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 9.

14.  NOTICES

        All notices regarding the Bearer Notes will be deemed to be validly given if published (i) in a leading English language daily newspaper of general circulation in London and (ii) if and for so long as the Bearer Notes are listed on the Luxembourg Stock Exchange, a daily newspaper of general circulation in Luxembourg. It is expected that such publication will be made in the Financial Times in London and the Luxemburger Wort in Luxembourg. The Issuer (failing which the Guarantor) shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange (or any other relevant authority) on which the Bearer Notes are for the time being listed or by which they have been admitted to listing. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers.

        All notices regarding the Registered Notes will be deemed to be validly given if sent by first class mail or (if posted to an address overseas) by airmail to the holders (or the first named of joint holders) at their respective addresses recorded in the Register and will be deemed to have been given on the fourth day after mailing and, in addition, for so long as any Registered Notes are listed on a stock exchange or are admitted to listing by another relevant authority and the rules of that stock exchange (or other relevant authority) so require, such notice will be published in a daily newspaper of general circulation in the place or places required by those rules.

        Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg and/or DTC, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg and/or DTC for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange and the rules of that stock exchange (or any other relevant authority) so require, such notice will be published in a daily newspaper of general circulation in the place or places required by the rules of that stock exchange (or any other relevant authority). Any such notice shall be deemed to have been given to the holders of the Notes on the fourth day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg and/or DTC.

        Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Principal Paying Agent (in the case of Bearer Notes) or the Registrar (in the case of Registered Notes). Whilst any of the Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Principal Paying Agent or the Registrar through Euroclear and/or Clearstream, Luxembourg and/or DTC, as the case may be, in such manner as the Principal Paying Agent, the Registrar and Euroclear and/or Clearstream, Luxembourg and/or DTC, as the case may be, may approve for this purpose.

15.  MEETINGS OF NOTEHOLDERS, MODIFICATION AND WAIVER

  (a)
  Where the Issuer is ENEL:

  In accordance with the rules of the Italian Civil Code, the Agency Agreement contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution (a resolution adopted by the favourable vote of one or more persons present holding or representing Notes representing in aggregate more than 50 per cent. of the principal amount of the Notes outstanding at the time such resolution is adopted) of a modification of the Notes, the Receipts, the Coupons or any of the provisions of the Agency Agreement. The quorum at any such meeting for passing an Extraordinary Resolution is established by Article 2415 of the Italian Civil Code. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders and unless the Principal Paying Agent agrees otherwise, any modification shall be notified to the Noteholders in accordance with Condition 14 as soon as practicable thereafter.

  In accordance with the Italian Civil Code, a "rappresentante comune", being a joint representative of Noteholders may be appointed in order to represent the Noteholders' interest hereunder and to give execution to the resolutions of the Noteholders' meeting. The "rappresentante comune" is appointed by resolution passed at the Noteholders' meeting. In the event the Noteholders' meeting fails to appoint the "rappresentante comune", the appointment is made by the President of the Court of First Instance of the venue where the registered office of the Issuer is located at the request of any Noteholder or the board of directors of the Issuer.

  (b)
  Where the Issuer is ENEL B.V.:

  The Agency Agreement contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or any of the provisions of the Agency Agreement. Such a meeting may be convened by the Issuer or Noteholders holding not less than one-twentieth in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing not less than one-half in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, the Receipts or the Coupons (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), the quorum shall be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third in nominal amount of the Notes for the time being outstanding plus the favourable vote of the Issuer. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

  (c)
  The Principal Paying Agent, the Issuer and the Guarantor may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to:

  (a)
  any modification (except as mentioned above) of the Notes, the Receipts, the Coupons or the Agency Agreement which is not prejudicial to the interests of the Noteholders; or

  (b)
  any modification of the Notes, the Receipts, the Coupons or the Agency Agreement which is of a formal, minor or technical nature or is made to correct a manifest orproven error or to comply with mandatory provisions of the law.

        Any such modification shall be binding on the Noteholders, the Receiptholders and the Couponholders and any such modification shall be notified to the Noteholders in accordance with Condition 14 as soon as practicable thereafter.

16.  FURTHER ISSUES

        The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes.

17.  CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

        No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

18.  GOVERNING LAW AND SUBMISSION TO JURISDICTION

(a)
Governing law

  The Agency Agreement, the Deed of Covenant, the Deed Poll, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.

(b)
Submission to jurisdiction

  In relation to any legal action or proceedings arising out of or in connection with the Notes, the Receipts, the Coupons, the Agency Agreement, the Deed of Covenant and/or the Deed Poll ("Proceedings"), the Issuer irrevocably submits to the jurisdiction of the courts of England and waive any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is made for the benefit of each of the Noteholders, the Receiptholders and the Couponholders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) to the extent permitted by law.

(c)
Appointment of Process Agent

  The Issuer appoints Fleetside Legal Representative Services Limited of 9 Cheapside, London EC2V 6AD as their agent in England to receive service of process in any Proceedings in England based on any of the Notes, the Receipts, the Coupons, the Agency Agreement, the Deed of Covenant and/or the Deed Poll. If for any reason such process agent ceases to act as such or no longer has an address in England, the Issuer agrees to appoint a substitute agent for service of process and to give notice to the Noteholders of such appointment in accordance with Condition 14.

(d)
Other documents

  The Issuer and the Guarantor have in the Agency Agreement, the Deed of Covenant, the Deed Poll and the Guarantee (in the case of the Guarantor) submitted to the jurisdiction of the English courts and appointed an agent for service of process in terms substantially similar to those set out above.

USE OF PROCEEDS

        The net proceeds from each issue of Notes will be applied by the relevant Issuer for its general corporate purposes.

CAPITALISATION OF ENEL—SOCIETÀ PER AZIONI

        The following table sets forth the consolidated audited capitalisation of ENEL as at 31st December, 2000 and 2001, and unaudited capitalisation of ENEL as at 30th June, 2001 and 2002.

	As at 30th June, 2002	As at 31st December, 2001[1]	As at 30th June, 2001	As at 31st December, 2000[2]
	(in Euro million)
FINANCIAL DEBT
Short-Term Debt (including current portion of long-term debt)	6,610	5,858	11,895	5,861
Long-Term Debt (excluding current portion of long-term debt)	17,322	16,072	13,234	7,522

Total Financial Debt	23,932	21,930	25,129	13,383

SHAREHOLDERS' EQUITY
Capital Stock[3]	6,063	6,063	6,263	6,263
Legal Reserve	1,453	1,453	1,253	1,253
Other Reserves	2,244	2,244	2,258	3,146
Retained Earnings	9,004	6,980	6,974	5,462
Net Income	1,375	4,226	1,529	2,188

Total Shareholders' Equity	20,139	20,966	18,277	18,312

Minority Interests	135	143	268	17

Total Shareholders' Equity and Minority Interests	20,274	21,109	18,545	18,329

Total Capitalisation[4]	44,206	43,039	43,674	31,712

1
Financial data for 2001 reflect the line-by-line integration of WIND from 1st January, 2001 and that of Infostrada from 1st April, 2001.

2
Financial data for 2000 do not reflect the effects of the consolidation of WIND and the acquisition of Infostrada.

3
As at 28th October, 2002, the issued share capital of Enel S.p.A. is equal to Euro 6,063,075,189 divided into 6,063,075,189 ordinary shares, each with a par value of Euro 1.

  ENEL's shareholders by resolution of 18th December, 1999 delegated the authority of the Board of Directors of ENEL S.p.A., such an authority remaining valid for a period of 5 years, to increase the share capital in one or more instalments up to the maximum aggregate amount of 121,261,500,000 1ire, through the issue of up to a maximum of 121,261,500 new ordinary shares with a par value of 1,000 lire each. Such new shares were to be destined to the subscription of ENEL's executive.

  The Board of Directors has partially exercised on 9th April, 2001 such delegation of authority and has resolved—taking in consideration the conversion of the share capital into euros and the reverse stock split, as afterwards resolved by shareholders' meeting of 25th May, 2001—to proceed with the following share capital increase to be destined to the 2000 and 2001 Stock Option Plans:

  (a)
  For the 2000 Plan an increase of the share capital of up to a maximum amount of Euro 5,513,200 through the issue of up to a maximum of 5,513,200 new ordinary shares with a par value of Euro 1 each to be subscribed within 31st December, 2004.

  (b)
  For the 2001 Plan an increase of the share capital of up to a maximum amount of Euro 34,274,050 through the issue of a maximum of 34,274,050 new ordinary shares with a par value of Euro 1 each to be subscribed within 31st December, 2005.

  The aforementioned delegation to increase the share capital, as resolved by ENEL's shareholders' meeting of 18th December, 1999, was revoked by the ENEL's shareholders' resolution of 25th May, 2001, with regard to the part still unexercised by the Board of Directors.

  Moreover, ENEL's shareholders by resolution of 25th May, 2001 delegated the authority to the Board of Directors of ENEL S.p.A., such an authority remaining valid for a period of 5 years, to increase the share capital in one or more instalments up to the maximum aggregate amount of Euro 60,630,750, through the issue of up to a maximum of 60,630,750 new ordinary shares with a par value of Euro 1 each.

4
Except for the effects of the acquisitions of Viesgo and Camuzzi and the disposal of Eurogen, details of which are summarised below on pages 78 and 61, there has been no material change in the capitalisation of ENEL since 31st December, 2001.

CAPITALISATION OF ENEL INVESTMENT HOLDING B.V.

        The following table sets forth the non-consolidated audited capitalisation of ENEL B.V., as at 31st December, 2000 and 2001 and the unaudited capitalisation of ENEL B.V. as at 30th June, 2002.

	As at 30th June, 2002	As at 31st December, 2001	As at 31st December, 2000
	(in Euro million)
FINANCIAL DEBT
Short-Term Debt (including current portion of long-term debt)	3,375.6	3,180.6
Long-Term Debt (excluding current portion of long-term debt)	2,000.0	2,000.0

Total Financial Debt	5,375.6	5,180.6	—

SHAREHOLDERS' EQUITY
Capital stock[1]	1,593.0	1,593.0	0.05
Share premium	1,271.6	1,271.6
Revaluation reserve	0.2	0.2
Retained Earnings (Deficit)	(862.3)
Net income (loss)	(4,220.7)	(862.3)

Total Shareholders' Equity[2]	(2,218.2)	2,002.5	0.05

1
As at 28th October, 2002, the authorised share capital of ENEL Investment Holding B.V. is Euro 7,500,000,000 divided into 750,000,000 common shares with a par value of Euro 10 each. At 31st December, 2001, 159,305,000 shares were issued and fully paid up.

2
There has been no material change in the capitalisation of ENEL Investment Holding B.V. since 30th June, 2002.

SUMMARY FINANCIAL STATEMENTS OF ENEL—SOCIETÀ PER AZIONI

Consolidated Income Statement

	Six months ended 30th June, 2002	Year ended 31st December, 2001	Six months ended 30th June, 2001	Year ended 31st December, 2000
	(in Euro million)
REVENUES
Sales and services	13,633	27,725	13,840	24,591
Change in contract work in progress	395	515	133	97
Capitalised expenses	491	934	415	878
Other revenues and incomes	398	622	340	506

Total revenues	14,917	29,796	14,728	26,072

OPERATING COSTS
Raw materials and fuels	6,214	10,989	5,110	11,262
Services received	2,436	5,112	2,432	2,295
Leases and rentals	371	615	268	232
Personnel	1,784	3,722	1,891	3,531
Depreciation, amortisation & write-downs	2,263	4,694	2,179	3,534
Change in inventories	(85)	258	89	(368)
Accruals to provisions for risks & charges	102	230	47	222
Other accruals	37	120	40	237
Other operating costs	347	578	322	374

Total operating costs	13,469	26,318	12,378	21,319

Operating Income	1,448	3,478	2,350	4,753

FINANCIAL INCOME AND EXPENSE
Investment income	—	—	—	—
Other financial income	157	207	96	150
Interest and other financial charges	751	1,317	617	798

Total financial income (expenses)	(594)	(1,110)	(521)	(648)

EQUITY INVESTMENTS	(33)	(85)	—	(458)

EXTRAORDINARY ITEMS
Extraordinary income	2,459	3,444	1,037	415
Extraordinary expense	1,915	1,126	580	223

Total extraordinary items	544	2,318	457	192

Income before taxes	1,365	4,601	2,286	3,839
Income taxes	74	649	921	1,649

Income before minority interests	1,291	3,952	1,365	2,190

Minority interests	84	274	164	(2)

Net Income	1,375	4,226	1,529	2,188

Consolidated Balance Sheet

	As at 30th June, 2002	As at 31st December, 2001	As at 30th June, 2001	As at 31st December, 2000
	(in Euro million)
ASSETS
SHARE CAPITAL NOT PAID-IN
FIXED ASSETS
Intangible assets	13,738	13,913	14,374	2,323
Tangible assets	35,889	35,004	36,493	35,744
Financial assets	719	1,399	786	1,935

Total fixed assets	50,346	50,316	51,653	40,002

CURRENT ASSETS
Inventories	2,404	1,932	1,757	1,651
Receivables	11,676	9,835	9,057	8,916
Short-term investments	1,264	1,248	932	701
Cash and cash equivalents	648	547	535	390

Total current assets	15,992	13,562	12,281	11,658

ACCRUED INCOME AND PREPAID EXPENSES	389	227	319	159
TOTAL ASSETS	66,727	64,105	64,253	51,819

LIABILITIES AND SHAREHOLDERS' EQUITY
SHAREHOLDERS' EQUITY
Capital stock	6,063	6,063	6,263	6,263
Legal reserve	1,453	1,453	1,253	1,253
Other reserves	2,244	2,244	2,258	3,146
Retained earnings	9,004	6,980	6,974	5,462
Net income	1,375	4,226	1,529	2,188

Total Shareholders'Equity	20,139	20,966	18,277	18,312

Minority interests	135	143	268	17

Total	20,274	21,109	18,545	18,329

PROVISIONS FOR RISKS AND CHARGES	4,871	4,095	5,236	5,372
EMPLOYEE TERMINATION INDEMNITY	1,428	1,418	1,561	1,525
ACCOUNTS PAYABLE
Bonds	8,124	7,962	8,462	6,675
Bank debt	15,902	14,601	17,604	7,874
Commercial Paper	1,498	604	—	—
Other loans	340	568	557	415
Other payables	13,176	12,966	11,354	10,974

Total payables	39,040	36,701	37,977	25,938

ACCRUED LIABILITIES AND DEFERRED INCOME	1,114	782	934	655

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	66,727	64,105	64,253	51,819

Guarantees given	14	20	90	90
Other	45,646	48,194	45,859	47,666

Total commitments	45,660	48,214	45,949	47,756

SUMMARY FINANCIAL STATEMENTS OF ENEL INVESTMENT HOLDING B.V.

Non-consolidated Income Statement

	Six months ended 30th June, 2002	Year ended 31st December, 2001
	(In Euro million)
REVENUES
Total revenues	—	—
OPERATING COSTS
Depreciation and amortisation	245	374
Other operating costs	—	16
Total operating costs	245	390
Operating Income	(245)	(390)

Financial income and expenses	(115)	(231)

RESULTS FROM PARTICIPATIONS
Equity income/(losses)	(127)	(240)
General & Administrative expenses	1	1
PRETAX PROFIT/(LOSS)	(488)	(862)
Extraordinary Items	(3,733)	—
Income taxes	—	—

Net Income	(4,221)	(862)

Non-consolidated Balance Sheet

	As at 30th June, 2002	As at 31st December, 2001
	(In Euro million)
ASSETS
SHARE CAPITAL NOT PAID-IN FIXED ASSETS
Intangible assets	3,017.3	6,995.7
Financial assets	133.0	182.8

Total fixed assets	3,150.3	7,178.5

CURRENT ASSETS
Interests receivable	—	0.9
Prepaid interest & deferred expenses (ECP)	7.0	3.6
Cash and equivalents	0.1	0.1
Other current assets	—	0.0
Total current assets	7.1	4.6

TOTAL ASSETS	3,157.4	7,183.1

LIABILITIES AND SHAREHOLDERS' EQUITY SHAREHOLDERS' EQUITY
Capital stock	1,593.0	1,593.0
Share premium	1,271.6	1,271.6
Revaluation reserve	0.2	0.2
Retained Earnings (Deficit)	(862.3)	(862.3)
Net income (loss)	(4,220.7)	—

Total Shareholders' Equity	(2,218.2)	2,002.5
LONG TERM LIABILITIES
Bonds	2,000.0	2,000.0

SHORT TERM LIABILITIES
Short term Loan, Banks (ECP)	1,497.8	604.0
Shareholders' Loan	1,500.0	1,500.0
Current account	359.9	996.6
Interest payable	—	66.6
Other payables	—	6.9

Total payables	3,357.7	3,174.1

ACCRUED LIABILITIES AND DEFERRED INCOME	17.9	6.5

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,157.4	7,183.1

DESCRIPTION OF ENEL

        ENEL Società per azioni (the "Company") and its consolidated subsidiaries (together, "Enel" or "Group") is the principal electricity company in Italy, with the leading position in the generation, transmission, distribution and supply of electricity. Enel generated approximately 63.5% of the 266.5 Terawatt hours ("TWh") of electricity produced in Italy in 2001. In 2001, Enel's distribution network sold 206 TWh of electricity in Italy to final customers.

        Enel was established in December 1962 through the nationalisation of approximately 1,250 private power companies in Italy. The Company was incorporated as a joint stock company on 11th July, 1992.

        During 1998, Enel organised its operations to establish strategic divisions, with separate management structures, for each of Enel's main businesses. Beginning in October 1999, as required by the Bersani Decree, Enel formed separate companies to which it assigned the responsibility (and related assets, liabilities and personnel) of each of its significant businesses.

        In November 1999, Enel completed an initial public offering of 3,848,802,000 shares, representing a sale of 31.74% of the Company.

        In accordance with the resolution of the Shareholders' Meeting held on 25th May, 2001, the capital stock of Enel was restated in Euro (bringing the nominal value of the shares from lire 1,000 to Euro 0.50 each). At the same time the shares were subject to a reverse split in a ratio of one share with nominal value Euro 1 for every two shares of nominal value Euro 0.50, effective 9th July, 2001. Following such operations, the capital stock is now composed of 6,063,075,189 ordinary shares of nominal value Euro 1 each. As a result of rounding, the capital stock was decreased from Euro 6,263 million to Euro 6,063 million, with the balance transferred to legal reserve (Euro 200 million).

        At 31st December, 2001, according to the Shareholders' Register and information available, there were no shareholders with an ownership interest in the Company greater than 2% of the capital stock of the Company other than the Italian Treasury (which holds 67.57% of the capital stock).

        The Italian electricity market is subject to extensive governmental regulation. In 1999, the Italian government adopted a decree, known as the Bersani Decree, that is significantly changing the regulation of the electricity market. For a more complete discussion of the Bersani Decree, see "Regulatory Matters" below. The following table shows selected operating data for Enel's electricity operations for each of the past five years. Net production equals gross production of electricity less consumption by units generating electricity and mechanical and electrical losses in production.

	1997	1998	1999	2000	2001
Gross installed capacity at period end (GW)	58.2	58.9	59.4	58.9	52.0
Net production (TWh)	177.2	179.5	178.8	182.5	169.1	[1]
Electricity sold to final customers and to municipal distributors (TWh)	219.3	226.2	230.5	222.9	206.0
Electricity customers at year end (millions)	29.0	29.3	29.7	29.8	29.8

1    Including 12.2 TWh generated by Elettrogen and Valgen before they were divested.

        Enel's most significant business outside of its core electricity operations is WIND, a telecommunications joint venture with France Télécom. As of 30th June, 2002, WIND provided integrated fixed-line, mobile telephony and Internet services to a customer base in Italy comprising approximately 26.3 million lines, including approximately 11 million registered users for its Internet access services. On 29th March, 2001, Enel acquired Infostrada which, at the time, was one of Italy's leading alternative providers of fixed-line telecommunications services and one of Italy's leading Internet service providers. In January 2002, Enel merged Infostrada into WIND.

        In accordance with its multiservice strategy, Enel is also diversifying into other businesses. Enel acquired several gas distribution companies with operations in various Italian regions during the past three years, including Camuzzi Gazometri S.p.A., one of the largest alternative gas distributors in Italy.

        In recent years, Enel has diversified into other businesses that include water distribution, gas, fuel trading and logistics, communications and Internet and e-commerce services, and has developed its information technology resources and real estate holdings.

Restructuring of Enel

        On 5th July, 2002 Enel implemented its new organisational structure. In the new structure Group companies are divided into five areas, so as to facilitate the focus and specialisation of the different businesses. Strategic questions and main operational decisions will remain at the corporate level, leaving management of economic optimisation and operational synergy within the business areas.

        The following are the five areas on which the new structure is based:

  •
  Generation and Energy Management, headed by Antonino Craparotta, is involved in the production of energy and its sale in the market. It will integrate all the elements of the value chain, from fuel sourcing to trading and risk management. The Group companies operating in this area include Enel Produzione, Enel Greenpower, Elettroambiente, Conphoebus and Enel FTL;

  •
  Infrastructures and Networks, headed by Vincenzo Cannatelli, is involved in the management of regulated businesses, taking advantage of the cost and investment synergies that come with integrated management. The Group companies operating in this area include Enel Distribuzione, Enel Distribuzione Gas and Camuzzi Distribuzione Gas;

  •
  Markets, also headed by Vincenzo Cannatelli, is involved in the development of an integrated offering of electricity and gas products and services, via targeted distribution channels. The Group companies operating in this area include Enel Distribuzione Area Vendita, Enel Trade, Enel Vendita Gas, Camuzzi Vendita Gas, Enel.si and So.l.e;

  •
  Telecommunications is represented by WIND and is headed by Tommaso Pompei;

  •
  Services to the corporate sector and diversified activities engages in supplying competitive services to Enel Group companies and in the optimisation of activities aimed at the market. The Group companies operating in this area include Enel.it, Ape, Sfera, Enel Real Estate, (Please refer to the section headed "Significant Changes" on page 78 for information on ENEL's intentions to dispose of Ape, Sfera and Enel Real Estate.) Enel Capital, Cesi, Enelpower and Enel.Hydro.Their respective chief executives continue to report directly to the Group's chief executive, Paolo Scaroni. Terna, the Group company which owns the energy transmission network, continues to report directly to the chief executive.

BUSINESS

        Enel undertakes its core electric business through four principal operating subsidiaries (the two generation companies, Enel Produzione and Interpower, the transmission company T.E.R.N.A.and the distribution company Enel Distribuzione). In addition, Enel runs its renewable sources power production operations through Enel Green Power, CHI Energy Inc and EGI Ltd. Enel confirmed itself as Italy's second integrated TLC (telecommunication operator) through the combination of WIND and Infostrada. Enel is also expanding its interests through other subsidiaries operating in the gas and water distribution, fuel trading and logistics, real estate management, information technology, finance, insurance, engineering and construction, public lighting, electricity consulting, waste to energy and research and development businesses.

        Following the reorganisation of Enel, the five main business areas within the Group are as described below:

Generation and Energy Management

        The area includes the generation of electricity in Italy and abroad, over and above the trading and sourcing of fuel (controlled by Enel.F.T.L. S.p.A. ("Enel FTL") and its subsidiaries). Within the group's new organisational structure, this area is responsible for the production and sale of energy, integrating all elements in the value chain from fuel sourcing to trading and risk management.

ITALY

        Following there structuring, Enel Produzione is the main company in the area of Generation and Energy Management. In addition, electricity generation activities are carried out by the following Enel entities:

Electricity generation:

  •
  Enel Produzione S.p.A. (thermoelectric and hydroelectric generation);

  •
  Enel Green Power S.p.A. (formerly Erga);

  •
  Elettroambiente S.p.A.;

  •
  Interpower S.p.A., to be divested in 2002;

  •
  Eurogen S.p.A., divested on 31st May, 2002;

Sourcing and trading of fuel and logistic services:

  •
  Enel.F.T.L. S.p.A.;

  •
  Enel Logistica Combustibili S.p.A. (B&F Logistics);

Technologies bound to the development of alternative energetic sources:

  •
  Conphoebus S.p.A.

INTERNATIONAL ACTIVITIES

        Following the restructuring, international power generation activities are carried out by the following companies:

  •
  Electra de Viesgo S.L. (Viesgo), a Spanish power generation and distribution company;

  •
  Chi Energy;

  •
  Energia Global International or EGI (both Chi energy and EGI are active in the field of renewable sources in the American continent).

Recent Events

        On 8th January, 2002, Enel acquired 100% of the outstanding shares of Electra de Viesgo S.L. (Viesgo) from Endesa S.A. for a total consideration of Euro 2,000 million, including Euro 1,870 million in cash and the assumption of Euro 130 million in debt. Viesgo operates 7 thermal plants and 6 hydroelectric plants in Spain with an aggregate gross installed capacity of approximately 2,365 MW.

Breakdown of Italian Generating Capacity

        As explained in more detail below, recent Italian legislation designed to liberalise the Italian electricity market will require Enel to dispose of a portion of its generating capacity by 2003. At 31st December, 2001, Enel's plants had a total gross installed capacity of 52.0 GW, representing approximately 66% of the total gross installed capacity in Italy. Enel's net electricity production in 2001 decreased by 7.4% from 2000, and totalled 169.1 TWh, including 12.2 TWh generated by Elettrogen and Valgen before they were divested in September and June, respectively.

        In 2001, Eurogen, the generating company Enel sold in May 2002, generated 20.9 TWh or approximately 12.3% of Enel's net electricity production for the year. Interpower, the third generation company ("Genco") that Enel expects to sell by the end of 2002, generated 6.4 TWh or 3.8% of Enel's net electricity production for 2001.

        The following table shows the gross installed capacity at 31st December, 2001 and the net production in 2001 for the Italian electricity sector as a whole. Independent power producers include industrial companies that produce electricity for their own use and for sale to third parties. Imports include electricity purchased from foreign producers on the spot market or under annual or long-term contracts. Pumped storage consumption refers to the use of electricity by pumped storage hydroelectric plants to pump water to elevated areas for use at a later time to generate electricity.

	As at 31st December, 2001	2001
	Gross Installed Capacity	Net Production	Percentage of Italian Production
	(GW)	(TWh)
Enel	52.0[1]	169.1[2]	63.5
Independent power producers	24.0	85.9	32.2
Municipal utilities	2.9	11.5	4.3

Total gross installed capacity and net production in Italy	78.9	266.5	100.0

Total net imports into Italy		48.4

Total pumped storage consumption in Italy		9.4

Total demand in Italy		305.5

Source: ENEL's estimates, based on data provided by Gestore della Rete.

1
Including 7.4 GW operated by Eurogen and 3.0 GW operated by Interpower.

2
Including 12.2 TWh generated by Elettrogen and Valgen before they were divested, 20.9 TWh generated by Eurogen, and 6.4 TWh generated by Interpower.

Enel Generating Capacity

        At 31st December, 2001, Enel's generating plants had a total net efficient generation capacity of 50,448 MW, as shown in the table that follows:

MW	2001	2000	2001-2000
Thermal	34,327	38,838	(4,511)
Hydroelectric	15,422	17,145	(1,723)
Geothermal	540	595	(55)
WIND and photovoltaic	159	31	128

Total*	50,448	56,609	(6,161)

*
Enel no longer operates any nuclear plants

        Enel's net electricity production in 2001 was 169,106 Gigawatt hours ("GWh"), decreasing by 7.4% from the previous year.

        Including 12.2 TWh generated by Elettrogen and Valgen, in 2001, 75.9% of Enel's net production was from thermal plants, 21.6% was from hydroelectric plants and the remaining 2.5% was from geothermal and other renewable resources plants.

        The following table shows certain statistics about Enel's generating facilities, broken down by type of plant at 31st December, 2001 and for the year 2001.The table does not take into account data relating to Elettrogen and Valgen, the two generating companies divested in 2001.The weighted average age of the plants does not take into account refurbishments or upgrades after initial construction.The forced outage factor represents the amount of electricity that was not produced during the period because of unplanned outages, expressed as a percentage of the maximum theoretical amount of electricity that could been have produced during the period.

	As at 31st December, 2001		2001
	Gross Installed Capacity	Weighted Average Age of Plant	Net Production	Percentage of Enel's Net Production	Forced Outage Factor
	(GW)	(years)	(GWh)		(%)
Thermal	36.1	21	118,559	75.6	3.2
Hydroelectric	15.2	40	34,099	21.7	1.5
Geothermal and other renewable	0.7	11	4,369	2.7	6.2

Total	52.0		156,926[1]	100.0

1
Excluding 12.2 TWh generated by Elettrogen and Valgen before they were divested, 20.9 TWh generated by Eurogen, and 6.4 TWh generated by Interpower.

Fuel Consumption

        Enel uses fuel oil, natural gas, coal, orimulsion and other fuels in operating its thermal generation plants. Enel does not use significant amounts of fuel in operating its hydroelectric, geothermal or other renewable resource plants. Italy has small reserves of fossil fuels. As a consequence, Enel depends on imported oil, natural gas and coal for a large proportion of its energy needs. In 2001, Enel's fuel costs for thermal production, including fuel transport, were Euro 5,249 million and constituted 21% of its total operating expenses.

        The table below shows gross thermal generation by type of fuel employed:

	2001		2000		2001-2000
	(In millions of kWh)
High sulfur fuel oil (S>0.5%)	38,603	28.1%	45,507	30.1%	(6,904)	-15.2%
Low sulfur fuel oil (S<0.5%)	13,844	10.1%	17,125	11.3%	(3,281)	-19.2%
Total fuel oil	52,447	38.2%	62,632	41.4%	(10,185)	-16.3%
Natural gas	48,919	35.7%	54,955	36.4%	(6,036)	-11.0%
Coal	30,072	21.9%	25,672	17.0%	4,400	17.1%
Orimulsion and other fuels	5,822	4.2%	7,829	5.2%	(2,007)	-25.6%

TOTAL	137,260	100%	151,088	100%	(13,828)	-9.2%

        The following table provides a breakdown of Enel's net electricity production for the periods indicated by primary energy source utilised. "Other" thermal energy sources include lignite, light distillate and derived gases. Data presented in the table include the electricity generated by Elettrogen and Valgen before they were divested in 2001, amounting to a total of 12.2 TWh.

	As at 31st December,
	1998		1999		2000		2001
	Net electricity produced	Percentage of total	Net electricity produced	Percentage of total	Net electricity produced	Percentage of total	Net electricity produced	Percentage of total
	(GWh)		(GWh)		(GWh)		(GWh)
Oil	84,413	47.0	66,995	37.5	58,960	32.3	49,261	29.1
Natural gas	33,710	18.8	43,922	24.6	52,148	28.6	46,481	27.5
Coal and orimulsion	22,836	12.8	26,006	14.5	29,919	16.4	32,381	19.1
Other	60	0.0	23	0.0	364	0.2	197	0.1
Total thermal	141,019	78.6	136,946	76.6	141,391	77.5	128,320	75.9
Hydroelectric	34,486	19.2	37,714	21.6	36,692	20.1	36,516	21.6
Geothermal	3,958	2.2	4,128	2.3	4,415	2.4	4,239	2.5
Wind and photovoltaic	21	0.0	25	0.0	29	0.0	31	0.02

Total	179,484	100.0	178,813	100.0	182,527	100.0	169.1	100

        In 2001, the approximate percentages of Enel's gross electricity produced by the thermal generation represented by each of the following fuels was approximately:

  •
  36% natural gas;

  •
  38% fuel oil; and

  •
  26% coal, orimulsion and other fuels.

        Enel estimates that by 2005, these percentages will be approximately:

  •
  47% natural gas;

  •
  6% fuel oil; and

  •
  47% coal, orimulsion and other fuels.

        Enel's policy is to diversify its sources of fuel supplies and to increase its use of less expensive fuels, such as high sulfur fuel oil or orimulsion, as well as fuels that have less impact on the environment when consumed, such as natural gas. However, generation using high sulfur fuel oil and orimulsion generally results in higher emissions levels compared to those other fuels. Enel's ability to increase use of these fuels is dependent on its ability to comply with restrictions on emissions established by national and European Union authorities.

Disposal of generating capacity

        In order to increase competition in the Italian electricity generation market, the Bersani Decree provides that after 1st January, 2003 no single company or group may generate or import in aggregate more than 50% of the total amount of electricity generated and imported in Italy. Accordingly, Enel must dispose of no less than 15,000 MW of its net generating capacity by that date in order to reduce market share to an allowable level.

        In August 1999, the Italian government approved Enel's plan to dispose of plants representing approximately 27% of its generating capacity at that date (15,057 MW of Enel's net installed capacity, which is equivalent to 16,067 MW of gross installed capacity).

        As part of this plan, in October 1999 Enel transferred to the Gencos the generating plants it had selected for disposal, together with the management teams and employees needed to operate these plants.In order to optimise the disposal process, attract the maximum number of potential investors and maximise its proceeds, Enel has decided to sell the three Gencos sequentially through direct negotiations with potential acquirors. No single acquiror, acting either jointly or independently, may acquire control of more than one of the three companies.

        The decree and implementing regulations also require that the new owners of the companies agree:

  •
  to adopt an industrial plan to guarantee the continued operations of the generating plants owned by the Gencos;

  •
  to convert plants that are subject to Enel's approved plan to combined cycle technology;

  •
  not to transfer their interests in any Gencos or its assets for a specified period of time; and

  •
  not to implement collective dismissals of the Gencos employees.

        Enel has already divested Elettrogen and Eurogen through auction processes. On 20th September, 2001, it sold 100% of the share capital of Elettrogen to a consortium formed by Endesa S.A., ASM Brescia S.p.A. and Banco Santander Central Hispano S.A. for total consideration of Euro 3,585 million, including Euro 2,687 million in cash and the assumption of Euro 898 million in debt.

        On 31st May, 2002, Enel sold 100% of the share capital of Eurogen to Edipower S.p.A., a consortium formed by Edison S.p.A., AEM S.p.A., AEM Torino S.p.A., Aar e Ticino SA di Elettricità (Atel), Unicredito Italiano S.p.A., Interbanca S.p.A. and Albojo Limited for total consideration of Euro 3,808 million, including Euro 3,057 million in cash (which may increase or decrease as a result of the application of the price adjustment mechanism provided by the agreement) and the assumption of Euro 751 million in debt.

        On 21st April, 2002, Enel started the auction process for the sale of the third Genco, Interpower, which is expected to be completed in the second half of 2002.

        The generation assets Enel transferred to the Gencos broadly reflect the technological features, mix of fuels consumed and geographical distribution of the generation assets that Enel will retain. Enel transferred plants representing 9,460 MW of the 14,200 MW of thermal production capacity covered by its approved plan to convert fuel burning plants to combined cycle technology. In total, Enel transferred to the three companies an aggregate of approximately 5,100 employees, Euro 4,235 million of assets and Euro 3,305 million of liabilities.

        Following the completion of its disposal of the Gencos, Enel expects that its gross installed capacity will decrease to approximately 52% of total Italian gross installed capacity from approximately 66% in 2001 and that it will generate approximately 39% of the total amount of electricity generated and imported in Italy in 2003.

        The Gencos operate relatively more base load plants, which tend to operate on a continuous basis, than mid-merit plants, which Enel uses principally to cover increases in demand for electricity during higher demand periods. As a result, Enel's share of the total amount of electricity generated in Italy will decline by more than the percentage decline in Enel's total gross installed capacity resulting from the disposals.

        On 19th January, 2001 the purchase by Enel of Infostrada was authorised by the European Commission in the telecommunications sector. As far as regards the impact on the electricity sector, the Italian regulatory authority expressed a favourable opinion in its decision on 28th February, 2001.

        The authorisation of the Italian Antitrust Authority was conditional on the disposal of a further 5,500 MW of Enel's generation capacity (60% of which must consist of mid-merit and peak plants). The decision of the Antitrust Authority requires Enel to transfer such capacity to a newly-formed generation company to be sold within 90 days of the sale of the last Genco sold pursuant to the Bersani Decree.

        This decision was set aside by the Administrative Court of Lazio, but the Antitrust Authority appealed to the Italian Council of State. On 22nd June, 2002, the Italian Council of State issued a decision reversing the ruling of the Administrative Court of Lazio and remanding the matter to the Antitrust Authority for further action. The Italian Council of State has not yet published the reasons underlying its opinion. However, based on the text of the opinion released to date, the Italian Council of State has upheld Enel's position that the conditions imposed by the Antitrust Authority in connection with the approval of the acquisition of Infostrada (primarily the sale of a fourth Genco) were disproportionate, and that it will require the Antitrust Authority to modify those conditions in its new ruling. Enel cannot predict when the Antitrust Authority will issue its new ruling, nor can Enel predict what conditions it may impose on its acquisition of Infostrada.

        In addition to the disposal of the generating capacity discussed above, Enel sold Valgen, a company operating all of its hydroelectric power plants in the Valle d'Aosta, to the Regional Authority of that region in June 2001. Valgen operated plants having an aggregate gross capacity of 781 MW.

Operating Performance

        The following table provides certain selected operating and financial data for Eurogen and Interpower at 31st December, 2001 and for the year then ended, and for Elettrogen at 19th September, 2001 (the last date on which Enel owned it) and for the period between 1st January, 2001 and 19th September, 2001. The financial data included in the table has been prepared on the basis of Italian GAAP. Financial data related to Elettrogen has not been audited.

	Eurogen As at 31st December, 2001	Interpower As at 31st December, 2001	Elettrogen As at 19th September, 2001
Operating Data
Gross installed capacity of all plants (MW)	7,346	2,961	5,720
Gross installed capacity of thermal plants (MW)	6,580	2,898	4,706
Gross installed capacity of hydroelectric plants (MW)	766	63	1,014
Net production 2001 (GWh)	20,912	6,436	11,274
Number of employees	1,794	934	1,568
Total number of plants	52	20	29
Number of thermal plants	6	3	5
Number of hydroelectric plants	46	17	24

	Year 2001	Year 2001	1st January- 19th September, 2001
	(in Euro million)
Financial Data
Operating revenues	1,569	443	848
Operating income	363	84	110
Net income	149	31	22

Total net assets	1,029	354	1,193

Fuel

        Enel.F.T.L. S.p.A. was incorporated on 30th December, 1999 with the aim of concentrating the management of all Enel Group fuel purchases, exploiting the resulting economies of scale. The company is moreover active in the trading of energy products on the domestic and international market, offering shipping and logistic services.The company also manages risks deriving from fluctuations in energy products to which the Enel Group is exposed, operating actively in the derivatives market.

        Since June 2000, Enel.FTL has been responsible for the purchase, sale, exchange and trading of fuel for all of Enel's generating operations, including the Gencos. In 2001, Enel.FTL traded an aggregate volume of 5.3 million of tons of fuel oil equivalents, including crude oil and petroleum products, coal, and petcoke gas, and approximately 3.6 million tons of coal in the international and Italian markets.

Infrastructures, Networks and Markets

        Infrastructures, Networks and Markets is responsible for the management of regulated businesses. Following the restructuring, they intend to take advantage of the cost and investment synergies that come with integrated management.

        In the new structure:

•
Infrastructures and Networks manages the regulated market. Enel Distribuzione S.p.A. is the main company of the division and, in addition, the activities in these areas are carried out by the following Enel entities:

•
Enel Distribuzione S.p.A.;

•
Enel Distribuzione Gas S.p.A.;

•
Camuzzi Gazometri S.p.A.;

•
Markets intends to develop an integrated offering of electricity and gas products and services, via targeted distribution channels.

        This area will group the disposal of electricity and gas on the free market and bound regulation market, in addition the services of public and artistic illumination and to the franchising, in the area of the services to the direct customer base.

        This area includes:

  •
  Enel Distribuzione S.p.A. (Market Area);

  •
  Deval S.p.A.;

  •
  Enel Vendita Gas S.p.A. (Market Area);

  •
  Enel.si S.p.A.;

  •
  Enel Trade S.p.A.;

  •
  So.l.e. S.p.A.;

  •
  Plenia S.p.A. (Gruppo Camuzzi);

  •
  Iridea Srl (Gruppo Camuzzi).

Distribution and Sales

        Enel's distribution network is the principal distribution network in Italy. The term "distribution" refers to transportation of electricity from the transmission network to the customer that actually uses the electricity.

        As required by the Bersani Decree, Enel transferred its distribution assets and operations to Enel Distribuzione, a wholly owned subsidiary, in October 1999. Enel Distribuzione's principal responsibilities are operating and maintaining Enel's distribution network and supplying electricity to the regulated market.

        Enel has focused on reducing operating costs in distribution and supply operations, using employees more efficiently and reducing the total employee number. Between 31st December, 1997 and 31st December, 2001, Enel reduced the total headcount in its distribution segment by approximately 29% The following table shows the number of personnel in Enel's distribution segment at the dates indicated:

	As at 31st December,
	1997	1998	1999	2000	2001
Distribution employees	54,298	51,928	47,841	44,072	38,296

        Enel is compensated for transporting electricity on its distribution network through a fee determined by the Energy Authority that is part of the tariff Enel collects from its customers.

ECONOMIC DATA

	Year ended 31st December,
	2001	2000	2001-2000
	(in Euro millions)			(% change)
Revenues	19,673	12,648	7,025	55.5
Operating costs	16,607	9,415	7,192	76.4
Gross operating margin	3,066	3,233	(167)	-5.2
Depreciation and accruals	1,630	1,809	(179)	-9.9
Operating income	1,436	1,424	12	0.9

Net capital employed	9,192	7,406	1,786	24.1

Electricity sales—regulated market

	2001			2000			2001-2000
	in Euro millions	Millions of kWh	euro cent /kWh	in Euro millions	Millions of kWh	euro cent /kWh	% change
High-voltage	405	20,229	2.00	530	27,206	1.95	-25.6
Medium-voltage.	1,909	53,989	3.54	2,853	70,612	4.04	-23.5
Low-voltage	7,187	104,830	6.86	8,123	103,249	7.87	1.5

	9,501	179,048	5.31	11,506	201,067	5.72	-11.0
Variable cost share	8,869

TOTAL	18,370	179,048		11,506	201,067

        Total sales for the year ended 31st December, 2001 by Enel Distribuzione, Valdis and Deval (operating exclusively in the Valle d'Aosta Region) were equal to Euro 18,370 million.Of these, Euro 8,869 million represented the new component aimed at covering variable production costs, and Euro 9,501 million represented the share in line with revenues for 2000.Including only this last component, the decline in revenues was equal to 17.4%, against a reduction in quantities sold of 11.0%

        The remaining earnings represented by electricity transport fees, connection fees, reimbursements for damages to equipment, sale of sundry materials, capital contributions, etc., increased by Euro 161 million from Euro 1,142 million in 2000, to Euro 1,303 million in 2001.

Distribution network

        The table below sets forth certain information about Enel's primary and secondary distribution networks at 31st December, 2001.

Type	Underground Lines	Insulated Aerial Lines	Bare Aerial Lines	Total Lines	Number of Substations	Transformer Capacity
	(km)	(km)	(km)	(km)		(MVA)
Primary:
High voltage lines (40-150 kV)	356	—	19,798	20,154	—	—
Primary substations	—	—	—	—	1,919	87,069
Secondary:
Medium voltage lines (1-30 kV)	115,380	5,098	210,703	331,181	—	—
Low voltage lines	210,327	365,059	133,519	708,905	—	—
Secondary substations	—	—	—	—	405,372	64,153

        Losses on Enel's distribution network in 2001 were 5.4% of total electricity demand and aggregate losses on Enel's transmission and distribution networks were 6.4% of total electricity demand. It seems that these losses are in line with those of other leading European electricity companies.

        In some cases, a single municipality is served both by Enel's distribution network and the distribution network of a municipal utility. The Bersani Decree provides that a single distribution license will be issued for each municipality in Italy, thereby creating an incentive for the consolidation of such multiple distribution networks. Specifically, the Bersani Decree provides that any distribution company that is owned or partly owned by a municipality and serves at least 20% of the customers in that municipality may have requested that Enel sell its distribution network in that municipality to it by March 31, 2001. To date, Enel has sold the following networks:

  •
  In March 2000, Enel sold its own distribution network in Trieste to A.C.E.GA.S. S.p.A., the municipal utility of Trieste, for Euro 11.4 million, and, in December 2000, Enel finalised the disposal of its own distribution network in Parma to A.M.P.S.S.p.A., the municipal utility of Parma, for Euro 56.8 million.The network sold to A.C.E.GA.S. S.p.A. supplied electricity to 819 customers in the city's port and industrial district and had annual sales volume of 77 GWh. The network sold to A.M.P.S. S.p.A. served approximately 40,000 clients and had an annual sales volume of 465 GWh.

  •
  In July 2001, Enel sold its own network in Rome and Formello to ACEA S.p.A., the municipal utility of Rome, for Euro 568 million, and, in December 2001, Enel sold network in Turin to AEM Torino S.p.A., the municipal utility of Turin, for Euro 248 million. The network sold to ACEA S.p.A. served approximately 710,000 clients and had an annual sales volume of 4,300 GWh. The network sold to AEM Torino S.p.A. served approximately 293,000 clients and had an annual sales volume of 1,700 GWh.

  •
  In April 2002, Enel sold its own network in Cremona to Azienda Energetica Municipale di Cremona, the municipal utility of Cremona, for Euro 9.4 million.The network serves approximately 2,200 clients and has an annual sale volume of 236 GWh.

        Enel also sold other minor distribution networks for an aggregate price of approximately Euro 9.3 million. These networks served an aggregate of 8,000 clients and had an aggregate annual sales volume of 49 GWh.

	As at 31st December, 2001		As at 31st December, 2000		2001-2000
	km.	no.	km.	no.	km.	no.
High-voltage:
Lines	20,154	—	20,403	—	(249)	—
Cabins	—	1,923	—	1,924	—	(1)
Medium-voltage:
Lines	331,181	—	331,793	—	(612)	—
Secondary cabins	—	405,372	—	407,798	—	(2,426)
Low-voltage:
Lines	704,635	—	710,683	—	(6,048)	—

        Enel is in the process of selling certain other distribution networks to an additional 46 distribution companies that have requested Enel to do so. These companies include those active in Milan, where Enel's network serves approximately 385,000 clients and has an annual sale volume of 3,100 GWh, in Verona, where Enel's network serves approximately 90,000 clients and has an annual sale volume of 550 GWh, and in several small municipalities where its own networks serve an aggregate of approximately 77,000 clients and have an aggregate annual sale volume of approximately 720 GWh.

        The Bersani Decree provides that if Enel had not reached an agreement with any of these qualifying companies by 30th September, 2000, the terms of Enel's sale of the relevant municipal distribution networks should be determined by an arbitration panel.

        On 31st July, 2002 Enel and AGSM Verona agreed upon the sale, in accordance with the Bersani Decree, of the electricity distribution network in the municipalities of Verona and Grezzana for a total value of Euro 107.68 million. That distribution network serves 90,000 clients and its electricity grid covers over 1,800 kilometres.

        On 7th August, 2002 Enel and AEM Milano concluded an agreement that lays down the necessary procedures for the transfer to the latter of the electricity distribution network of the municipalities of Milan and Rozzano (about 385,000 clients with 4,500 kilometres of medium and low tension power lines).The transfer will take place under the conditions established on 31st March, 2001, by the Committee of Arbiters—nominated in accordance with the Bersani Decree—which had estimated a value of the distribution network of AEM Milano at Euro 423.5 million.

        Enel is also pursuing other cooperative arrangements in the field of electricity distribution. In June 2001, Enel sold to the Regional Authority of Valle d'Aosta a 49% interest in Deval S.p.A., a distribution company which owns and operates approximately 3,900 km of electricity distribution lines and serves approximately 114,000 customers in that region.

Sales to regulated market

        Enel's regulated market consists of:

  •
  Non-Eligible Customers, which are all customers for which Enel is the sole provider of electricity and which are not eligible to purchase electricity from other electricity distributors; and

  •
  Eligible Customers that choose not to participate in the free market. Eligible Customers may choose to remain within the regulated market for a period of four years.

        Enel supplies electricity to four main classes of end users: industrial, commercial, household and agricultural users. The consumption threshold for qualification as an Eligible Customer is scheduled to decrease over time, which will tend to reduce the size of Enel's regulated market. As of 31st December, 2001, Enel serviced approximately 23 million households, approximately 90% of all households in Italy.

        The following table sets forth the amount of electricity that Enel sold by class of customer and Enel's total operating revenues from sale of electricity to those customers for the periods indicated.

	1998		1999[1]		2000		2001
	(TWh)	in Euro millions	(TWh)	in Euro millions	(TWh)	in Euro millions	(TWh)	in Euro millions
Industrial	107.1	8,213	107.5	7,738	77.0	6,995	52.2	5,061
Up to 30 kW	5.1	881	5.2	926	5.2	1,115	5.0	748
From 30 to 500 kW	25.8	2,646	26.5	2,600	27.1	2,817	16.2	1,652
Over 500 kW	76.2	4,686	75.8	4,212	44.7	3,063	31.0	2,661
Commercial and other services	51.8	5,660	54.1	5,753	55.5	5,937	56.6	7,711
Household	53.7	6,513	55.0	6,495	55.2	6,744	54.8	6,475
Agricultural	4.3	492	4.5	513	4.7	550	4.6	597

Total	216.9	20,878	221.1	20,499	192.4	20,225	168.2	19,844

Other distributors and exports	9.3	263	8.4	237	8.7	219	10.8	729

Total	226.2	21,141	229.5	20,736	201.1	20,444	179.0	20,573

Distribution to Eligible Customers	n.a.	n.a.	n.a.	n.a.	43.5	263	77.2	501.8

1
Excludes approximately 1 TWh sold by Enel Trade in 1999.

        Enel estimates that it sold approximately 72% of the electricity consumed in Italy in 2001, including electricity sold by Enel Trade on the free market.

        In 2001, growth of Italian economy was limited due to a general slowing of the world economy especially in the last quarter of the year. The increase in Enel's sales of electricity to commercial users in the periods shown confirms the growth and the importance of this sector of the Italian economy as a result of its modernization through, among other factors, the increased use of telecommunications services and information technology. In 2001, sales to industrial users and to households decreased mainly due to the liberalization of the electricity market and the disposal of certain distribution networks as required by the Bersani Decree. The consumption of electricity by agricultural users has been generally stable during the periods shown, with only minor fluctuations due to weather conditions.

Sales to Open Market

        Enel formed Enel Trade to focus on marketing and electricity supply to Eligible Customers, and, once the pool market has been established, on electricity trading on that market. The progressive liberalisation of the Italian electricity market will require Enel to provide its larger customers with increasingly flexible and competitive services that go beyond providing a reliable energy supply.

        As soon as the pool market is established, which Enel currently expects to occur in the second half of 2002, Enel intends to offer price risk management services to Eligible Customers. In 2001, as part of its multi-utility strategy, Enel Trade began offering natural gas to approximately 150 industrial and business customers. In 2001, Enel had sold approximately 336 million cubic metres of gas. In the first six months of 2002, Enel sold approximately 770 million cubic metres of gas. In March 2001, Enel Trade began to sell electricity and gas over the Internet.

        In 2001, Enel Trade began expanding its operations outside of Italy. In the second half of 2001, Enel started trading activities with French operators. Enel Trade was awarded interconnection capacity to import 200 MW of electricity over a one-year term from France to Italy.

        The Bersani Decree envisioned that electricity consumed by Eligible Customers, including electricity produced by them, would account for at least 37% of total Italian electricity consumption in 2001 and 40% of total Italian electricity consumption in 2002. However, in 2001, due primarily to limitations on the volume of electricity available on the free market, only a portion of those customers who qualify as Eligible Customers actually chose to participate in the free market. According to Gestore della Rete, the actual percentage of total Italian electricity consumption in 2001 represented by the free market, including electricity produced by customers for their own consumption, was approximately 34% (excluding self-produced electricity reduces the estimated percentage to 25%).

        Enel Trade served about 3,329 individual sites, of which 2,364 belong to qualifying consortia throughout Italy in 2001. The government-mandated transfer of CIP 6 electricity produced from renewable sources to the free market in 2001 has increased competition in that market and reduced Enel's market share. Until the creation of the pool market, the prices of electricity Enel sells to Eligible Customers are based on negotiated bilateral contracts between it and each Eligible Customer Enel serves.

Capital Investment Programme

        Summarised in the table below is Enel's capital expenditure relating to generation, transmission and distribution of electricity during the years 1999 to 2001:

	1999	2000	2001
	(in Euro millions)
Thermal	609	379	549
Hydroelectric	131	127	136
Geothermal	71	58	80
WIND and photovoltaic	4	7	63

Total Generation	815	571	828
Transmission	225	190	258
Distribution[1]	1,676	1,358	1,339

Total Electricity Sector	2,716	2,119	2,425
Telecommunications	—	936	1,185
Gas Distribution	—	—	27
Other	203	299	446

Total	2,919	3,354	4,083

1
Includes public lighting.

        In 2001, Enel's capital expenditures were Euro 4,083 million, having increased by 21.8% as compared to 2000, primarily reflecting the implementation of the conversion programme of certain thermal generation plants to combined cycle technology, and investments in the telecommunications sector in connection with the development of Enel's fixed and mobile access network following the acquisition of Infostrada. Investment levels also increased as a result of significant investments in WIND and biomass generation plants as well as in the information technology and real estate sectors.

        Enel incurred total capital expenditures in its core electricity businesses, including expenditure related to the Gencos, of approximately Euro 2,425 million in 2001 and Enel expects to incur expenditure of approximately Euro 4,100 million in 2002 and Euro 3,700 million in 2003.

        Enel has made significant investments in developing the telecommunications business. In March 2001, Enel Investment Holding BV acquired from Mannesman Investment BV 100% of the capital stock of Infostrada. In addition, Enel incurred total capital expenditures in its telecommunications business of Euro 1,185 million in 2001 and expect to incur expenditures of Euro 1,253 million in 2002 and Euro 1,440 million in 2003.

        With respect to other non-telecommunications businesses, Enel incurred total capital expenditures of approximately Euro 473 million in 2001 (including investments in gas distribution business) and expect to incur total capital expenditures in all those businesses of approximately Euro 478 million of 2002 and Euro 1,289 million in 2003.

Gas

        The Italian natural gas market is undergoing a process of liberalisation similar to that of the electricity market. On the basis of current legislation, Enel expects all Italian gas consumers to be able to select their supplier in a competitive market beginning in 2003. Until then, the most effective way for Enel to build its gas businessis through acquisitions of other distributors. Enel acquired several gas distribution companies with operations in various Italian regions over the past three years. These acquisitions include those of Colombo Gas Group in 2000, So.ge.gas S.p.A. and Agas S.p.A.in 2001, and Camuzzi Gazometri S.p.A. in 2002. Together, total acquisitions of gas companies have provided Enel with access to an aggregate of approximately 1.66 million natural gas customers as of June 2002.

        In November 2001, Enel merged twenty previously acquired gas companies into Enel Distribuzione Gas S.p.A. In January 2002, the sales activities of Enel Distribuzione Gas S.p.A. were spun-off into Enel Vendita Gas S.p.A., a newly incorporated company. Enel is also in the process of consolidating the distribution and sales activities of newly acquired gas companies into Enel Distribuzione Gas S.p.A. and Enel Vendita Gas S.p.A., respectively.

        On 4th March, 2002, Enel acquired 98.5% of the outstanding shares of Camuzzi Gazometri S.p.A. from Mill Hill Investments for an aggregate consideration of Euro 1,043 million. Prior to this acquisition, Camuzzi had spun off its Argentine activities, the Piacenza Football Club, all of its publishing activities and its telecommunications activities.

        In 2001, Camuzzi distributed 1.8 billion cubic metres of gas to more than 986,000 customers (representing approximately 6% of the Italian market). Camuzzi operates through approximately 11,000 kilometres of network, principally located in Northern Italy and the region of Puglia.

        Enel will continue actively to consider the acquisition of other companies involved in gas distribution. Furthermore, Enel is the second-largest importer of natural gas in Italy and may in the future consider alternative uses for the gas that currently serves as an energy source for electricity generating plants.

TERNA

        Following the restructuring, Terna, a Group company which owns the energy transmission network, will continue to report directly to the chief executive of ENEL Group.

        Through Terna, Enel continues to own substantially all of the Italian national transmission grid. Enel uses the term "transmission" to refer to the transportation of electricity on high and very high voltage interconnected networks from the plants where it is generated (or, in the case of imported energy, from the points of acquisition) to distribution systems.

        The transmission system in Italy is undergoing significant changes as a result of the Bersani Decree.

  •
  In June 1999, the Industry Ministry issued a decree formally defining the Italian national transmission grid. The decree determined all of Enel's 380 kV and 220 kV transmission lines and approximately 50% of its 150 kV and 132 kV transmission lines to be part of the national transmission grid.

  •
  In August 1999, Enel transferred dispatching and national grid management and related assets and liabilities to a wholly owned subsidiary called the Gestore della Rete.

  •
  In April 2000, Enel transferred the shares of the Gestore della Rete to the Treasury free of charge.

        Under the Bersani Decree, owners of the various assets that comprise the national transmission grid, including Terna, operate and maintain those assets pursuant to guidelines issued by the Gestore della Rete. Enel expects Terna and the Gestore della Rete to enter into a service contract relating to the operation of the transmission grid and the compensation to be paid to Terna in the second half of 2002. The general framework of the contract has been established by governmental decree on 22nd December, 2000, and will provide for the following arrangements:

Gestore della Rete

  •
  Is responsible for safety, reliability and efficiency of transmission network

  •
  Manages power flows

  •
  Approves network maintenance

  •
  Determines network upgrades

  •
  Evaluates third-party connection requirements

Terna

  •
  Owns and operates the transmission network under the terms of the service contract

  •
  Operates through a remotely controlled system

  •
  Executes maintenance instructions

  •
  Executes network upgrades

        Terna earns revenue from a fee per kWh transported that distributors and suppliers pay to Enel through the Gestore della Rete. The Energy Authority determines that fee, which is designed to cover Enel's operating expenses, depreciation and a specified rate of return on its assets.

        The following table provides certain data about Enel's transmission network as of 31st December, 2001.

Type of facility	Number	Length
	(km)
Primary transformer stations	268	—
Transformers	550	—
Busbar connections	3,649	—
380 kV lines	207	9,761
220 kV lines	350	10,153
150kV and 132kV lines	1,229	17,304

Total lines	1,786	37,218

        In 2001, Enel puts 7 new transformer stations into service and repowered 6 other stations. As a result, its aggregate transformer capacity increased by 1,235 MVA.

        Enel's transmission network is connected to the distribution network through 268 primary transformer stations, typically transforming electricity from 380/220 kV to 150/132 kV.

Telecommunications

        Enel conducts its telecommunications and Internet service activities through WIND S.p.A.

        WIND is the most significant business outside of Enel's electricity operations, having grown rapidly since launching its operations in late 1999, to become, Enel believes, the leading provider of fully integrated mobile and fixed-line telephony, Internet and data transmission services in Italy. WIND operates throughout Italy with its own network infrastructure and has rapidly developed its transmission backbone by leasing fibre optic cables from Enel.

        Enel formed WIND as a joint venture in 1997 along with its initial partners, France Télécom and Deutsche Telekom. Enel's stake in WIND initially was 51%, with France Télécom and Deutsche Telekom holding a 24.5% stake each. Following Deutsche Telekom's exit at the end of July 2000, Enel's stake rose to 56.63% and France Télécom's share grew to 43.37%. As a result of the contribution of Infostrada (the fixed line telecommunications and Internet company Enel acquired in 2001) to WIND, effective 30th July, 2001, Enel's stake in WIND is now 73.425%, with France Télécom holding the remaining 26.575% Infostrada was merged into WIND on 1st January, 2002.

        Italy is one of the largest and, according to IDC, fastest-growing telecommunications markets in Europe, with a population of approximately 58 million people, utilizing an aggregate of approximately 51.1 million mobile telephone lines and approximately 27 million fixed lines, as of 31st December, 2001. WIND uses the number of lines as the primary measure of its customer base growth and, as many of its customers have more than one line for mobile, fixed or Internet services.For mobile services, the number of lines represents the number of Subscriber Identity Module, or SIM, cards sold. For Internet services, the number of lines is equal to the number of registered users.

        Largely as a result of the acquisition of Infostrada in 2001, WIND increased the combined number of fixed and mobile telephone lines it operated from approximately 7.2 million to approximately 14.9 million and the number of its registered Internet users from approximately 670,000 to approximately 9 million. As of 30th June, 2002, WIND further increased its customer base to an aggregate of 15.3 million fixed and mobile telephone lines and approximately 11 million Internet registered users.

        With regards to WIND, in 2001 two Non Recourse Facility Agreements totalling Euro 7,000 million were concluded.One of these relates to WIND and amounts to Euro 5,500 million, and the other was in the name of Infostrada amounting to Euro 1,500 million. Such loan agreements, partly drawn at the end of 2001, were concluded to finance capital expenditure on the network, in addition to the repayment of the two previous Facility Agreements signed in 2000.

        Although Enel owns a majority interest in WIND, the agreements with France Télécom provide France Télécom with certain specified rights with regard to strategic business decisions taken at shareholders and board of directors meetings, as well as the right to nominate three of WIND's nine directors. Certain major business and strategic decisions must be approved by a quorum of seven directors and resolutions passed at an extraordinary shareholder meeting also require a super-majority.

        The WIND shareholders' agreement contains alternative dispute resolution mechanisms intended to settle disagreements between Enel and France Télécom that may arise as a result of these provisions. These arrangements include certain "put" options, under which Enel may be required to buy France Télécom's shares in WIND, and in some cases, to pay a premium to France Télécom above the shares' market value, as well as a put option in the event of a deadlock that entitles a party to sell its shares at the price set forth in the agreement. Failure to reach an agreement with France Télécom may also prevent Enel from implementing strategies that Enel believe are beneficial to WIND.

Acquisition of the BLU business branch

        On 2nd August, 2002, WIND and BLU, the fourth operator of mobile telephony in Italy, concluded a preliminary contract for the transfer of the BLU business.

        According to the agreement,WIND will acquire a business branch represented by BLU's customer base (about 600,000 profitable customers as of 30th June, 2002), the call centre of Palermo, about 540 employees, the right to use the BLU trademark and 300 sites for radio base stations. The conclusion of the agreement depends on some conditions precedent, the most important of which are the decisions of the European Commission regarding the compatibility with antitrust rules and the subscription of non-competition pacts on the part of Tim (Telecom Italia Mobile) and Vodafone-Omnitel.

Write-down of WIND

        In the light of recent fluctuations in the telecoms market, which reflect a change in the growth expectations in the sector which will inevitably affect WIND, it has been considered necessary to conduct a valuation of telecommunication business of theGroup, on the basis of conservative estimates of future cash flows.

        As a consequence, it was necessary to write down Enel Investment Holding BV's participation in WIND (38.725%) by Euro 3,733 million, bringing the residual value of this participation as of 30th June, 2002 to Euro 3,098 million.

        As a consequence of the write-down, Enel Investment Holding BV showed a loss of Euro 4,221 million and a negative net worth of Euro 2,218 million as of 30th June, 2002. Consequently, it was necessary to write down entirely the participation of Enel S.p.A. in Enel Investment Holding BV (Euro 2,003 million) and set up a 'fondo oneri da partecipazione' for the sum of negative net worth to be covered.

        It must be considered that WIND's participation directly held by Enel S.p.A. (or 34.7%) is recorded for Euro 325 million. Consequently, keeping into consideration the write-downs of previous years, Enel's participation value into WIND is lower than the prudential evaluation described above. As a consequence, on a consolidated basis, Wind's write-down is Euro 1,511 million.

Services to the corporate sector and diversified activities

        Services to the corporate sector and diversified activities has as its mission the supply of competitive services to Enel Group companies and the optimisation of activities aimed at the relevant market.

        This area includes Real estate and other services, Engineering and construction, Information technology, Water sector, Research and development, Services of training and administrative management of the employees, Factoring and Insurance.

        The companies are:

  •
  Enel Real Estate S.p.A.1;

  •
  Enel.it S.p.A.;

  •
  Enel.Hydro S.p.A.;

  •
  EnelPower S.p.A.;

  •
  Ape Gruppo Enel S.p.A.1;

  •
  Sfera S.p.A.1;

  •
  CESI S.p.A.;

  •
  Enel Capital S.p.A.

1.
Please refer to the section headed "Significant Changes" on page 78 for informationon ENEL's intentions to dispose of Enel Real Estate S.p.A., Ape Gruppo Enel S.p.A. and Sfera S.p.A.

Real estate and other services

        Enel conducts its commercial real estate management activities through Enel Real Estate S.p.A. (previously called SEI, now "Enel Real Estate"). Enel Real Estate is responsible for managing Enel's commercial real estate assets, renovating, restructuring and maintaining buildings for commercial use and providing building cleaning, maintenance, security, canteen, automobile fleet and other services to both Group companies and third parties. Enel Real Estate is also focusing on reducing the costs of Enel's real estate portfolio and on leasing property and providing engineering, construction and facility management services to third parties.

        At the end of 1999, Enel Real Estate's residential real estate properties were transferred to Dalmazia-Trieste S.p.A.

        In addition, Enel Real Estate is developing partnerships to rent or sell vacant properties and otherwise develop its real estate assets. In March 2000, Enel Real Estate agreed with American Continental Properties Institutional Investors to form a joint venture, Immobiliare Foro Bonaparte, to which it contributed Euro 520 million of real estate assets and a mortgage loan secured by the assets equal to approximately 50% of their value, as well as related personnel. In December 2000, Enel Real Estate sold 51% of its interest in the new company to American Continental. Immobiliare Foro Bonaparte, which began operations in December 2000, is focusing on developing and renting properties in Italy.

        In 2001, Enel Real Estate entered into two new joint venture agreements:

  •
  In April 2001, Enel Real Estate and Mitsubishi Electric Europe established a joint venture, Conphoebus Technology Services, focusing on the installation of air conditioning systems and the provision of integrated facility management services to both affiliated and third-party clients.Enel Real Estate currently owns 50% of the new company. Enel expects to acquire Mitsubishi Electric Europe's interest during the second half of 2002.

  •
  In September 2001, Enel Real Estate established Leasys S.p.A., a joint venture with Fidis S.p.A. (a company of the Fiat Group), to which it transferred its car rental activities.Enel Real Estate owns 49% of the new company.

Engineering and construction

        Enel conducts its engineering, procurement and construction (EPC) operations through its wholly owned subsidiary, Enelpower S.p.A. ("Enelpower"), which was incorporated in January 2000.

        Enelpower operates—directly or through its subsidiaries—both inside and outside Italy as an engineering and contracting company and developer of integrated power systems on a turnkey basis. During the last thirty years, Enel's engineering and construction division designed and built power plants for its business with a total of 49,000 MW of gross generating capacity, and installed or constructed almost all of the electricity transmission and distribution facilities built in Italy. In January 2001, Enel.Hydro contributed all of its EPC activities related to hydroelectric power plants to Enelpower, thereby concentrating all Enel's power generation EPC expertise in a single entity.

        In addition to serving as the primary EPC contractor for Enel Produzione and the Gencos, Enelpower operates internationally, with a focus on targeted markets in the Mediterranean basin, Middle East and Latin America. In these markets, Enelpower also acts as an independent power producer, managing and operating power plants and transmission facilities it has constructed pursuant to concessions granted by local authorities. Enelpower also works through alliances with strategic partners and may take equity stakes in the projects in which it is involved.

Information technology

        Enel.it S.p.A., which Enel formed in October 1999, is responsible for providing information technology services to all of its businesses. Enel.it designs new tools and services to support development of new products and markets by Enel's businesses, and to enhance the efficiency and effectiveness of Enel's information technology systems.

        In 2001, Enel.it implemented an integrated SAP information management system in many of the Group's companies. In 2002, Enel.it completed the implementation of Enel's new customer service system, which integrates Enel's 25 nationwide call centres, making them reachable from a single call-in number.

        Enel.it has three central data processing centres with five mainframes with a total data processing capacity of 5.0 billion instructions per second, as well as approximately 85,000 SAPS, 54,000 workstations, 1,100 local area networks, 5,100 servers and one wide area network. Together with WIND and Enel Distribuzione, it is also developing the Power Line communication project for the transmission of data signals through the electricity distribution system, so as to offer Internet-based and other on-line services, as well as indoor communications technology services, to Enel's customers. Enel.it is also advising other companies of the Group on possible uses and enhancements of their websites, including the implementation of e-commerce portals. As one of the largest information technology companies in Italy, Enel.it has also begun to offer its consulting services to parties outside the Group.

Support Services

Research and development

        Enel conducts its research and development activities mainly through Enel Produzione, Enel.Hydro, Enel Green Power as well as through CESI S.p.A., which is dedicated mainly to the testing of electrical and electronic equipment and to research on new electrical systems, plants, components and applications thereof.

        Enel's research and development programme involves approximately 1,000 employees. Enel's expenditures on research and development were approximately Euro 100 million for 2001, Euro 124 million for 2000 and Euro 145 million for 1999.

Water sector

        Enel's wholly owned subsidiary Enel.Hydro S.p.A. ("Enel.Hydro") specialises in the construction and management of water distribution networks. Enel Hydro's principal business used to be ground engineering. Enel has transferred to Enel Hydro its personnel who have expertise in hydroelectric engineering and water-related research. In order to focus company activities on the objective of becoming a leading operator in the distribution sector, water treatment, and environmental engineering services, the company assets relating to "Hydroelectric Engineering" were transferred, with effect from 1st January 2001, to Enel Power S.p.A.

        In 2001, Enel acquired CTIDA S.r.l., a small water and waste water process company, active both in the industrial and municipal markets.

        In 2001, Enel also decided to abandon the proposed acquisition of Acquedotto Pugliese, a major provider of integrated water distribution services in Italy that is active in the regions of Puglia and Basilicata due to certain issues arising out of the fact that the price to be paid for Acquedotto Pugliese was not determined unanimously by the panel of independent auditors appointed for the purpose and from uncertainties in the regulatory framework, particularly with respect to regulation of the water sector in Puglia.

Factoring

        In May 2000, Enel established Enel.Factor S.p.A. ("Enel.Factor"), a captive factoring company 80% owned by Enel and 20% owned by Meliorbanca, an Italian bank. Enel.factor began operations in October 2000 and engages in the factoring of receivables owned by third parties against companies of the Enel Group. In 2001, the Enel Group entered into agreements for the purchase of goods and services (excluding energy and fuel) with an aggregate value of approximately Euro 6,200 million from about 22,000 suppliers, representing the potential market for Enel.Factor's activities.

Insurance

        In May 2000, Enel established Enel.Re Ltd. ("Enel.Re"), a wholly owned captive re-insurance company based in Dublin, dedicated to the management of risk coverage for Enel companies. Enel.Re operates in connection with insurance companies that write policies in favour of Enel Companies, manage accidents and transfer into re-insurance risks and related premiums to Enel.Re, which transfers some of the risks on the domestic and international insurance markets.

New Technologies and Venture Capital

        During 2001 and 2002 to date, Enel has continued to redirect some of the funds it had previously devoted to research and development towards venture capital activities, focusing on minority investments in companies in the telecommunications, new media, information technology and Internet sectors, as well as on new technologies and applications related to Enel's utility business.

        As of June 2002, Enel had completed 16 venture capital investments for aggregate consideration of Euro 50 million.

Strategic Alliances

        During the year 2000, the following three agreements have been made, with international partners:

  •
  Immobiliare Foro Bonaparte, with American Continental Properties (ACP)

  •
  Immobiliare Rio Nuovo, with Deutsche Bank

  •
  Conphoebus Technology service, with Mitsubishi Electric Europe

        In 2001, Enel Real Estate1 entered into two new joint venture agreements:

  •
  Enel Real Estate1 and Mitsubishi Electric Europe established a joint venture, Conphoebus Technology Services, focusing on the installation of air conditioning systems and the provision of integrated facility management services to both affiliated and third-party clients.

  •
  In September 2001, Enel Real Estate1 established Leasys S.p.A., a joint venture with Fidis S.p.A. (a company of the Fiat Group), to which it transferred its car rental activities. Enel Real Estate owns 49% of the new company.

1.
Please refer to the section headed "Significant Changes" on page 78 for information on ENEL's intentions to dispose of Enel Real Estate S.p.A.

SIGNIFICANT CHANGES

        On 8th January, 2002, Enel acquired 100% of the outstanding shares of Electra de Viesgo S.L.(Viesgo), a Spanish electricity generation and distribution company, from Endesa S.A.for a total consideration of Euro 2,000 million, including Euro 1,870 million in cash and the assumption of Euro 130 million in debt.

        On 4th March, 2002, Enel acquired 98.5% of the outstanding shares of Camuzzi Gazometri S.p.A.from Mill Hill Investments for aggregate consideration of Euro 1,043 million.

        On 31st May, 2002, Enel sold 100% of the share capital of Eurogen to Edipower S.p.A., a consortium formed by Edison S.p.A., AEM S.p.A., AEM Torino S.p.A., Aar e Ticino SA di Elettricità (Atel), Unicredito Italiano S.p.A., Interbanca S.p.A. and Albojo Limited for total consideration of Euro 3,808 million, including Euro 3,057 million in cash (which may increase or decrease as a result of the application of the price adjustment mechanism provided by the agreement) and the assumption of Euro 751 million in debt.

        On 2nd August, 2002, WIND and BLU, the fourth operator of mobile telephony in Italy, concluded a preliminary contract for the transfer of the BLU business.

        According to the agreement, WIND will acquire a business branch represented by BLU's customer base (about 600,000 profitable customers as of 30th June, 2002), the call centre of Palermo, about 540 employees, the right to use the trademark and 300 sites for radio base stations.The conclusion of the agreement depends on some conditions precedent, the most important of which are the decisions of the European Commission regarding the compatibility with antitrust rules and the subscription of non-competition pacts on the part of Tim and Vodafone-Omnitel.

        On 31st August, 2002 the government issued a measure suspending an increase in electricity tariffs. This ruling will reduce Group margins and revenues by about Euro 40 million for the three months of the decree's validity, net of eventual adjustments relative to the last two-month billing period of the year, as stated in the present regulations.

        Following the reduction of the share capital of WIND to Euro 331,611,485 in response to losses, on 10th October, 2002 the Extraordinary General Meeting of WIND's shareholders has approved a capital increase of Euro 235 million, in line with the resolutions unanimously passed by the Board of Directors' meeting of 18th September, 2002.

        On 28th October, 2002 the share capital of WIND will be equal to Euro 566,611,485.

        In line with the corporate strategy of ENEL set out in the section headed "Strategy", on page 84 below, on 24th October, 2002 the ENEL Board authorised the commencement of disposal proceedings for Enel Real Estate S.p.A., Ape Gruppo Enel S.p.A. and Sfera-Società per la formazione e le risorse aziendali S.p.A. Enel will soon launch separate, direct competitive procedures by seeking expressions of interest for each entity. The proposed sales will call for continuing links between the companies to be sold and ENEL through specific service contracts.

CONSOLIDATED FINANCIAL HIGHLIGHTS

        In 2001 GDP grew at an annual rate of 1.8%, registering a marked slowdown. On a quarterly basis, growth declined in fact from 2.5% in the first Quarter, to 0.7% in the last Quarter of the year. In 2001 industrial production declined by 0.6% over 2000, showing weakness in all manufacturing sectors.

        Also in the first half of 2002 industrial production declined by 3.1% over the same period in 2001.

        The consumer price index grew by 2.7%, in line with the previous year in which it grew by 2.5%, while during the first half of 2002, inflation declined to 2.2%, due both to the decrease in the oil and food price, and to the euro appreciation versus the US dollar.

        During the first half of 2002, the average exchange rate between the US dollar and the euro was 0.898 €/$, as compared to an average of 0.896 €/$ registered in 2001. On 30th June, 2002 the euro-dollar exchange rate was 0.9975 €/$, compared to 0.8813 €/$ on 29th December, 2001, representing a 13.2% appreciation of the European currency against the dollar.

        After the marked economic slowdown of the American economy and the consequent change in the international economic outlook, weaker economic growth in the euro area induced the European Bank to change its monetary policy, cutting the official rate of interest from 5% at the beginning of the year to 3.25% at the end of 2001. During the first months of 2002 the European Central Bank decided to maintain the official rate of interest at 3.25%.

        Over the year, the average international spot price of Brent oil decreased by about 14% over 2000, passing from an average of U.S.$28.4 per barrel in 2000 to USD 24.5 per barrel in 2001, while during the first half of 2002 it declined to USD 23.1 per barrel.

        In the first half of 2002, the demand for electricity in Italy increased by 2.2% compared with the same period of 2001 and stood at 155.1 TWh. Energy dispatched on Enel's distribution grid amounted to 126.5 TWh, a slight decrease compared with the same period a year earlier (126.9 TWh) as a result of the sale of the metropolitan grids in Rome and Turin.

        Total volumes sold by Enel during the first half of 2002 on the regulated market were 82.1 TWh (90.6 TWh in the first six months of 2001). This reduction of 9.4% is due to the sale of the metropolitan networks of Rome and Turin, and to the progressive opening of the market.

        Enel Group sales on the free market totalled 14.7 TWh (+12.7% compared with the first half 2001), with a market share of about one third.

        Enel's net production in the period was 76.4 TWh, compared with 77.7 TWh in the first half of 2001, net of asset sales. The hydroelectric component fell by 31% because of lower precipitation and stood at 13.5 TWh, compared with 19.6 TWh in the first half of 2001.

        For a homogeneous comparison with the data of the first half of 2001, the 2001 figures have been presented on a pro-forma basis and exclude Elettrogen and Valgen, disposed during 2001, while they include Infostrada from 1st January, 2001.

        Higher revenues, Euro 14,404 million, are slightly lower than the first half of 2001 (-2.4%). Greater revenue from telecommunications, international activities and gas partially compensated for the reduction in electrical energy sales, due mainly to the fall in fuel prices and tariff cuts.

        The gross operating margin (EBITDA) came to Euro 3,869 million against Euro 4,380 million for the same period a year earlier (-11.7%). This decrease is mainly due to the cancellation of the bonus on generation tariffs, changes in the dynamic of reimbursements of fuel costs, a further reduction of distribution tariffs and the narrowing of the contribution from the hydroelectric component, as well as a smaller contribution from non-recurring items of Euro 201 million. These are partially offset by the improvement in WIND's operating margin which grew to a positive Euro 232 million, from the negative Euro 118 million of the same period a year earlier, and cost savings of around Euro 130 million.

        The operating income (EBIT) was Euro 1,448 million (Euro 1,991 million in the first half of 2001).The reduction, in absolute terms, was in line with that of the gross operating margin.

        Higher depreciation in the telecommunications sector (Euro +116 million) from the growth of the network and those of international activities (Euro +71 million for the acquisition of Viesgo) were compensated for (Euro -235 million) by the effects of the treatment of electricity connection to the fees, considered from 2002 to be entirely related to the year of their billing. Accruals rose by Euro 47 million.

        Net Income was Euro 1,375 million, an increase of approximately 41.3% compared with the same period a year earlier.

        Employees of the Group on 30th June, 2002, stood at 73,068, an increase of 407 employees from the end of 2001. The increase was the result of a variation in the operating perimeter (+1,469 employees) stemming from the acquisition of Camuzzi and Viesgo and the sale of Eurogen which brought a net reduction of 1,062 employees.

REGULATORY MATTERS

        The Industry Ministry and the Energy Authority share responsibility for overall supervision and regulation of the Italian electricity industry.

        The Industry Ministry is responsible for establishing the strategic guidelines for the electricity industry and for ensuring the safety and economic soundness of the electricity sector.

        The Energy Authority is responsible for:

  •
  Setting and adjusting electricity tariffs on the basis of general criteria established by law;

  •
  Advising the Industry Ministry on the structuring and administration of licensing and authorization regimes for the energy sector;

  •
  Issuing guidelines with respect to the production and supply of electricity to ensure the quality of services provided to customers;

  •
  Overseeing the separation of utility companies into separate units for accounting and management purposes; and

  •
  Protecting the interests of electricity customers. For this purpose, the Energy Authority can mediate and preside over arbitration proceedings between customers and electricity companies and can impose fines and other sanctions for violation of electricity regulations.

        On 1st April, 1999, the Bersani Decree, which implemented the principles contained in the Electricity Directive, became effective in Italy. It began the transformation of the electricity sector from a highly regulated industry to one in which energy prices charged by generators will eventually be determined by competitive bidding. The Bersani Decree requires that distribution companies servicing the same municipality consolidate their networks. It also provides for a gradual liberalization of the electricity market so that customers whose annual consumption of electricity exceeds specified amounts will be able to contract freely with power generation companies, wholesalers or distributors to buy electric power.

        The Energy Authority has also replaced the "cost-plus" system for tariffs with a new "price-cap" tariff methodology. Under the price-cap methodology, tariffs will be reduced by a fixed percentage each year. This system creates incentives for operators to improve efficiency and gradually passes savings onto final customers.

        The EU Commission and Council recently proposed amendments to the Electricity Directive, aimed to further the liberalization of the electricity market at the EU level. The proposed rules, among other things, would enable all non-household consumers to freely choose their supplier by 2004, irrespectively of consumption levels, would introduce a new definition of public service obligations and security of supply, and would facilitate cross-border transactions in electricity.

        The new regulatory framework, when fully implemented, will replace most laws and regulations applicable to the Italian electricity industry.

        The Bersani Decree established a general regulatory framework for the Italian electricity industry that gradually introduces free competition in power generation and sales to Eligible Customers while maintaining a regulated monopoly structure for power transmission, distribution and sales to NonEligible Customers. In particular, the Bersani Decree and the subsequent implementing regulations:

  •
  Liberalised, as of 1st April, 1999, the generation, import and export of electricity, as well as the sale of electricity to Eligible Customers;

  •
  Provided that after 1st January, 2003 no electricity company will be allowed to produce or import more than 50 per cent. of the total of imported and domestically produced electricity in Italy in order to increase competition in power generation; as a result of this limit, we must sell not less than 15,000 MW of our generating capacity by 1st January, 2003;

  •
  Distinguished between Eligible Customers, which may negotiate supply agreements directly with any domestic or foreign producer, wholesaler or distributor of electricity, and Non-Eligible Customers, which must purchase electricity from the distributor that serves the area in which they are located and pay tariffs determined by the Energy Authority;

  •
  Provided for the establishment of the Single Buyer, a central purchaser of electricity from producers on behalf of all Non-Eligible Customers;

  •
  Provided for the creation of the Borsa dell'Energia Elettrica, or pool market for electricity, in which producers, importers, wholesalers, distributors, the Gestore della Rete, other Eligible Customers and the Single Buyer will participate, with prices being determined through a competitive bidding process;

  •
  Provided for the creation of the Gestore del Mercato, or Market Operator, charged with managing the pool market;

  •
  Provided that the transmission and distribution of electricity are reserved to the Italian government and performed by licensed operators, and in this respect:

  •
  Provided that management and operation of the national transmission network is licensed to an independent system operator, the Gestore della Rete, with owners of the transmission network such as ourselves retaining ownership of the network assets; and

  •
  Established a new licensing regime for electricity distribution and provided incentives for the consolidation of electricity distribution networks within each municipality.

        The process of market liberalisation enacted by the Bersani Decree is highly complex. Certain of the actions required by the Bersani Decree have not occurred within the contemplated time periods and it is likely that a number of the deadlines set forth by the Bersani Decree may not be met.

Generation

        The Bersani Decree liberalised the regime for the generation of electric power. In order to increase the level of competition in the market, the Bersani Decree provides that, by 1st January, 2003:

  •
  Enel (and all other generation companies), will not be allowed to produce or import more than 50% of the total amount of electricity produced or imported in Italy.

  •
  Enel will be required to sell not less than 15,000 MW of its gross installed generating capacity, so as to reduce its market share.To comply with this requirement, Enel developed a plan to dispose of 15,057 MW of net installed capacity, or approximately 16,000 MW of gross installed capacity, which Enel submitted to the Council of Ministers and which the Council approved in August 1999. This capacity has been contributed to the three Gencos (Eurogen, Elettrogen and Interpower) Enel created in October 1999. The 1st January, 2003 deadline is extendible for one year if market conditions require (as determined by the Antitrust Authority after consulting with the Energy Authority). On 20th September, 2001, Enel sold 100 per cent. of the share capital of Elettrogen. On 31st May, 2002, Enel sold 100 per cent. of the share capital of Eurogen. Enel is in the process of disposing of Interpower and expect to complete this sale by the end of 2002.

        Enel may also be required to sell a further 5,500 MW to comply with a decision of the Antitrust Authority regarding the acquisition of Infostrada. This decision was set aside by the Administrative Court of Lazio, but the Antitrust Authority appealed to the Italian Council of State. On 22nd June,

2002, the Italian Council of State issued a decision reversing the ruling of the Administrative Court of Lazio and remanding the matter to the Antitrust Authority for further action. The Italian Council of State has not yet published the reasons underlying its opinion. However, based on the text of the opinion released to date, the Italian Council of State has upheld Enel's position that the conditions imposed by the Antitrust Authority in connection with the approval of the acquisition of Infostrada (primarily the sale of a fourth Genco) were disproportionate, and that it will require the Antitrust Authority to modify those conditions in its new ruling. Enel cannot predict when the Antitrust Authority will issue its new ruling, nor can it predicts what conditions it may impose on its acquisition of Infostrada.

        In 2002, the Italian Parliament approved a new law by which the authorization procedures relating to the construction of new power generation plants and the renovation and expansion of existing plants will be streamlined.

Promotion of renewable resources

        In order to promote the generation of electricity from renewable resources, the Bersani Decree requires that, starting in 2001, all companies that introduce in excess of 100 GWh of electricity generated from conventional sources (net of co-generation, self-consumption and exports) into the national transmission network in any given year are required, in the following year, to introduce into the national transmission network an amount of electricity produced from newly qualified renewable resources that is at least equal to 2 per cent.of the amount of such excess over 100 GWh, net of co-generation, self-consumption and exports. This electricity may be produced directly, purchased from other producers or purchased from the Gestore della Rete.

        Enel plans to meet the specified thresholds for producing renewable resource electricity through the establishment of new plants and through the purchase of green certificates or any additional electricity from other plants using renewable resources.

Imports

        The volume of electricity that can be imported into Italy is limited by the capacity of transmission lines that connect the Italian network with those of other countries, currently a maximum of approximately 40 TWh per year. Geographical, financial and logistical limitations render it unlikely that this limit will be increased significantly through the construction of new interconnections in the near future.

        In 2001, Enel controlled approximately 2,600 MW of this total import capacity pursuant to long-term contracts between Enel and foreign producers and wholesalers. In order to address the allocation of the remaining capacity, the Bersani Decree authorizes the Energy Authority to set terms and conditions on import capacity taking into account a fair allocation between Eligible and Non-Eligible Customers, if import demand exceeds total interconnection capacity. In December 2001, the Energy Authority established the criteria for the allocation of import quotas for the year 2002.

        This allocation mechanism considers the total interconnection capacity available at the borders with France and Switzerland (the north-west pool) and Austria and Slovenia (the north-east pool) separately. Interconnection capacity is allocated on a pro-rata basis; in no case can a single importer hold more than 10 per cent. of the interconnection capacity available in any given pool. The Energy Authority and the French energy authority have agreed that they will jointly decide how to allocate the interconnection capacity in the north-west pool.

The new tariff structure

        A new tariff regime set by the Energy Authority that came into effect on 1st January, 2000, regulates the price paid by Non-Eligible Customers for electricity, while Eligible Customers pay electricity at market price. Both Eligible and Non-Eligible Customers pay transmission, distribution and system charges as set by the Energy Authority. Prior to 1st January, 2002, the Energy Authority set different prices to cover transmission and distribution costs for Eligible and Non-Eligible Customers. As a result of its decision of October 2001, and effective as of 1st January, 2002, the Energy Authority established so-called transport charges which are equal for both Eligible and Non-Eligible Customers and are meant to cover transmission and distribution costs.

        The Energy Authority has also established a mechanism that will allow Enel to recover a significant portion of its stranded costs through the transport charges paid by all customers.

        The new tariff structure resulted in significant reductions in Enel's tariff revenues for the year 2000, that were primarily attributable to lower generation, transmission and distribution fees. The implementation of the price cap mechanism and a 20 per cent. reduction in the fixed-cost component recognized by the Energy Authority to cover production costs had a negative impact on its tariff revenues in 2001.

STRATEGY

        The main guidelines for the future industrial plan call for a focus on the core energy business (electricity and gas), a reassessment of the diversified businesses developed to date, and close attention to operational efficiencies. Opportunities for growth will be closely evaluated and only taken into consideration if strategically relevant and profitable on a stand-alone basis.

Generation and Energy management

  •
  Improve the fuel mix bringing hydroelectric plants, low cost fuel (coals, orimulsion) and high efficiency capacity (combined cycle using natural gas) from 50% to 75%. This will lead to a reduction in production costs, below the level of new entrants.

  •
  International expansion: Enel will evaluate opportunities selectively, choosing only those that are profitable on a stand-alone basis. Enel wants to look at:

  •
  European countries that offer opportunities for integrated energy management across borders;

  •
  Iberia, where Enel is already present;

  •
  Central and Eastern Europe, participating with Enel's specific expertise in the privatization of public electricity operators;

  •
  whole world in renewable energy where Enel is already the leader with 2,500 MW of capacity and where margins are attractive.

Networks

  •
  Enel is already among the most efficient operators in Italy in the electricity and gas network management both in terms of costs and quality of service; in 2001 it was the only company with an award for having exceeded the quality targets set by the regulator. The synergies in the electricity and gas distribution will bring additional benefits.

Sales

  •
  The liberalization of the energy market is a great opportunity. Enel can count on a very strong brand, on an articulated national commercial structure, and an offer of both electricity and gas to eligible clients.

        Telecommunications

  •
  WIND is coming out of its start-up phase, which has been a success. It is growing at five times the speed of the market and has brought innovations to the market, supplying new services such as MMS and Video on mobile.

  •
  Number portability and unbundling of the local loop offer further scope for growth in the Italian market, which remains one of the most attractive in Europe.

  •
  Enel will support WIND until it reaches financial independence, which is expected within two years. At that point, Enel will evaluate all options to maximize its investment value in the interest of its shareholders.

Services

  •
  All the activities which are not a part of the core or the telecommunications business have been grouped into a single area that reports directly to the CEO, with the aim of simplifying the business model.

ENVIRONMENTAL MATTERS

        Enel's electricity operations are subject to extensive environmental regulation, including laws adopted by the Italian Parliament or government to implement regulations and directives adopted by the European Union and international agreements on the environment.

        The principal objective of its environmental policy is to comply with all relevant legislation and to seek to reduce adverse effects that its activities may have on the environment. Since 1996, Enel has issued a public environmental report on a yearly basis. It believes that environmental performance will represent an increasingly important competition factor in a liberalised market. Environmental regulations affecting its business primarily relate to electromagnetic fields, air emissions, water pollution, waste disposal, noise and the clean-up of contaminated sites. The principal air emissions of fossil-fuelled electricity generation are sulphur dioxide (SO2), nitrogen oxides (NOx), carbon dioxide (CO2) and particle matter such as dust and ash. A primary focus of environmental regulation applicable to its business is to reduce these emissions.

SUBSIDIARIES

        The following table gives details of Enel's subsidiaries and significant equity interest as of 30th June, 2002.

        Companies included in the consolidation area using the line-by-line method at 30th June, 20021

Company name	Registered office	Activity	Capital stock at 30th June, 2002	Currency	% ownership	Held by	%
Parent Company:
Enel S.p.A.	Rome	Holding	6,063,075,189	euro	—
Subsidiaries:
Aburra BV	Holland	Holding Company	18,000	euro	100.00	Pragma Energy SA	100.00
Adda Gas S.p.A.	Cremona	Gas distribution	309,600	euro	100.00	GE.AD.SpA	70.00
						Enel Distribuzione	30.00
						Gas SpA
Ape Gruppo Enel S.p.A.	Rome	Personnel administration activities	500,000	euro	100.00	Enel SpA	99.00
						CISE Tecnologie	1.00
						Innovative Srl
Arda Gas Srl	Cremona	Gas distribution	49,400	euro	100.00	Enel Distribuzione	100.00
						Gas SpA
Avisio Energia SpA	Trento	Gas distribution	6,500,000	euro	100.00	Enel Distribuzione	100.00
						Gas SpA
Barras Electricas Galaico Asturianas SA	Lugo (Spain)	Electricity Distribution	2,610,562,500	ESP	54.85	Electra de Viesgo I SA	54.85
Barras Electricas Generacion SL	Lugo (Spain)	Electricity Generation	228,637,000	ESP	100.00	Barras Electricas	100.00
						Galaico Asturianas SA
BioEnergy Srl	Albino (Bergamo)	Electricity generation from renewable sources	51,000	euro	80.00	Powerco SpA	80.00
Brindisipower Srl	Brindisi	Electricity generation from renewable sources	10,000	euro	70.00	Powerco SpA	70.00
Camuzzi Gazometri SpA1 2	Milan	Engineering, construction and management of systems of publics services plant	54,139,160	euro	98.58	Enel Distribuzione Gas SpA	98.58
Carbones Colombianos del Cerrejon SA	Bogotà (Colombia)	Exploitation of coal mines	712,410,000	COP	100.00	Pragma Energy SA Aburra BV	60.00 40,00
Carbonpower Srl	Brindisi	Electricity generation from renewable sources	10,000	euro	70.00	Powerco SpA	70.00
CESI—Centro Elettrotecnico Sperimentale Italiano Giacinto Motta SpA	Milan	Research and testing Electricity generation from renewable sources	8,550,000	euro	43.92	Enel SpA TE.R.NA. SpA Interpower SpA	35.92 5.00 3.00
CHI Energy Inc[1]	Stamford (Connecticut -USA)		14.25	USD	100.00	Enel Green Power International SA	100.00
CISE Tecnologie Innovative Srl	Rome	R&D	600,000	euro	100.00	Enel SpA	100.00
Concert Srl	Rome		10,000	euro	100.00	Enel Produzione SpA	50.00
						CESI SpA	50.00
Conphoebus S.p.A.	Catania	Research in the renewable sources sector	7,000,000	euro	100.00	Enel SpA	100.00
Coregas S.p.A.	Cremona	Electricity distribution	1,136,212	euro	100.00	GE.AD. SpA	50.00
						Geico SpA	50.00
Cosid S.p.A.	Rome	Gas distribution	1,022,335	euro	100.00	Enel SpA	100.00
Ctida Srl	Milan	Engineering, water systems	500,000	euro	75.00	Enel. Hydro SpA	75.00

1
Camuzzi Gazometri S.p.A, CHI Energy Inc. and EGI Ltd. subsidiaries are shown in separate tables.

2
Acquired at half year end; balance sheet consolidation only.

Company name	Registered office	Activity	Capital stock at 30th June, 2002	Currency	% ownership	Held by	%
Dalmazia Trieste S.p.A.	Rome	Real estate management	3,904,760	euro	100.00	Enel Real Estate SpA	100.00
Deval S.p.A.	Aosta	Electricity distribution and sale in Valle D'Aosta	37,500,000	euro	51.00	Enel SpA	51.00
Ecogas Srl	Milan	Electricity generation from renewable sources	45,900	euro	51.00	Powerco SpA	51.00
EGI Ltd[1]	Hamilton (Bermuda)	Electricity generation from renewable sources	12,000	USD	100.00	Enel Green Power International SA	100.00
Electra de Viesgo SL	Santander (Spain)	Holding Company in Electricity Sector	578,752,115	euro	100.00	Enel Production Espana SL	83.36
						Enel Distribucion & Trading SL	16,64
Electra de Viesgo I SA	Santander (Spain)	Electricity distribution	63,106,270.50	euro	100.00	Electra de Viesgo SL	100.00
Elettroambiente S.p.A.	Rome	Electricity generation from waste	24,535,000	euro	70.48	Enel SpA	70.48
Enel Capital S.p.A.	Milan	Venture capital	8,500,000	euro	100.00	Enel Srl	99.00
						CISE Tecnologie Innovative Srl	1.00
Enel Distribution & Trading SL	Barcelona (Spain)	Electricity distribution	77,792,000	euro	100.00	Enel Distribuzione SpA	100.00
Enel Distribuzione SpA	Rome	Electricity distribution	6,119,200,000	euro	100.00	Enel SpA	100.00
Enel Distribuzione Gas S.p.A.	Rome	Gas distribution	100,000,000	euro	100.00	Enel SpA	100.00
Enel. Factor SpA	Rome	Factoring	12,500,000	euro	80.00	Enel SpA	80.00
Enel Finance International SA	Luxembourg	Finance	100,629,000	euro	100.00	Enel Produzione SpA	75.00
						Enel Distribuzione SpA	25.00
Enel. FTL S.p.A.	Rome	Fuel trading and logistics	100,000,000	euro	100.00	Enel SpA	99.19
						Enel Produzione SpA	0.80
						CISE Tecnologie Innovative Srl	0.01
Enel Green Power S.p.A.	Pisa	Electricity generation from renewable sources	716,607,150	euro	100.00	Enel SpA	100.00
Enel Green Power International SA	Luxembourg	Holding of foreign companies operating in the electricity generation from renewable sources	126,650,000	euro	100.00	Enel Green Power SpA Enel Investment Holding BV	67.11 32.89
Enel Holding Luxembourg SA	Luxembourg	Finance	6,237,390	euro	99.99	Enel Investment Holding BV	99.99
Enel. Hydro S.p.A.	Seriate (Bergamo)	Engineering, water systems	9,390,000	euro	100.00	Enel SpA	100.00
Enel Investment Holding BV	Amsterdam (Holland)	Holding company	1,593,050,000	euro	100.00	Enel SpA	100.00
Enel Ireland Finance Ltd	Dublin (Ireland)	Finance	1,000,000	euro	100.00	Enel Produzione SpA	75.00
						Enel Distribuzione SpA	25,00
Enel.it SpA	Rome	Information technology	70,200,000	euro	100.00	Enel SpA	99.99
						CISE Tecnologie Innovative Sri	0.01
Enel Logistica Combustibili S.p.A.	Rome	Fuel logistics	100,000	euro	100.00	Enel S.p.A.	100.00
Enelpower S.p.A.	Milan	Engineering and contracting	127,600,000	euro	100.00	Enel SpA	99.99
						CISE Tecnologie	0.01
						Innovative Srl
Enelpower Contractor and Development Saudit Arabia Ltd	Riyadh (Saudi Arabia)	Power plant construction, management and maintenance	5,000,000	SR	51.00	Enelpower SpA	51.00
Enelpower do Brasil Ltda	Rio de Janeiro (Brasil)	Engineering and contracting	1,242,000	R$	99.99	Enelpower SpA	99.99
Enelpower UK Ltd	London (United Kingdom)	Engineering and contracting	1,000	GBP	100.00	Enelpower SpA	100.00
Enel Produccion Espana SL	Barcelona (Spain)	Electricity generation	389,708,000	euro	100.00	Enel Produzione SpA	100.00
Enel Produzione S.p.A.	Rome	Electricity generation	6,352,138,606	euro	100.00	Enel SpA	100.00
Enel.Re Ltd	Dublin (Ireland)	Reinsurance	3,000,000	euro	99.99	Enel Holding Lux. SA	99.99
Enel Real Estate S.p.A. (ex Sei SpA)	Rome	Real estate and facility management	1,223,427,364	euro	100.00	Enel SpA Enel. Hydro SpA	99.99 0.01

Enel Service UK Ltd	London (United Kingdom)	Services	100	GBP	100.00	Enel.FTL SpA	100.00
Enel.si—Servizi integrati S.p.A.	Rome	Engineering and energy related services	5,000,000	euro	100.00	Enel SpA	99.00
						CISE Tecnologie Innovative Srl	1.00
Enel Trade S.p.A.	Milan	Sale of electricity	2,500,000	euro	100.00	Enel SpA	100.00
Enel Vendita Gas S.p.A.	Rome	Gas sale	100,000	euro	100.00	Enel SpA	100.00
Energy Cost Control Srl	Rome	Electricity generation from renewable sources	11,000	euro	60.00	Powerco SpA	60.00
ESTEL S.p.A.	Trieste	Telecomunications	11,500,000	euro	99.86	WIND SpA	99.86
Eurogen S.p.A.[1]	Rome	Electricity generation	102,740,489	euro	100.00	Enel SpA	100.00
Gasdotti Comunali Srl	Cremona	Gas Distribution	48,880	euro	100.00	Enel Distribuzione Gas SpA	100.00
GE.AD S.p.A.	Piacenza	Gas Distribution sector Holding company	598,143.52	euro	100.00	Enel Distribuzione Gas SpA	100.00
Geico S.p.A.	Cremona	Gas Distribution	4,160,000	euro	100.00	Enel Distribuzione Gas SpA	50.23
						GE.AD SpA	48.88
						Adda Gas SpA	0.89
Idrogest Scrl	Cagliari	Water sector	25,000	euro	100.00	Enel. Hydro SpA	50.00
						Enel Green Power SpA	50.00
Impregest Srl	Rome	Gas distribution	250,000	euro	100.00	Enel Distribuzione Gas SpA	100.00
Interpower S.p.A.	Rome	Electricity generation	94,588,758	euro	100.00	Enel SpA	100.00
Italia On Line S.p.A.	Milan	Internet services	1,400,000	euro	100.00	WIND SpA	100.00
IT-net S.p.A.	Rome	Network information systems	694,000	euro	100.00	WIND SpA Mondo WIND Srl	99.28 0,72
Mondo WIND Sri	Rome	Sale of telecommunication products and services	95,000	euro	100.00	WIND SpA IT-net SpA	99.00 1.00
Powerco S.p.A.	Brindisi	Electricity generation from renewable sources and high-tech application	18,928,500	euro	100.00	Elettroambiente SpA Enel SpA	96.23 3.77
Pragma Energy SA	Lugano (Switzerland)	Coal trading	100,000	CHF	51.00	Enel.FTL SpA	51.00
Pragma Energy Services Ltd	London (United Kingdom)	Administrative services	1,000	GBP	100.00	Pragma Energy SA	100.00
S.A.M.I.G. Srl	L'Aquila	Services	45,000	euro	100.00	Enel Distribuzione Gas SpA	100.00
S.C.C. Srl	Rome	Gas distribution	1,500,000	euro	100.00	Enel SpA	100.00
Sfera—Società per la formazione e le risorse aziendali S.p.A.	Rome	Human resources	12,360,096	euro	100.00	Enel SpA Enel Produzione SpA Enel Distribuzione SpA T.E.R.NA. SpA Enelpower SpA Enel Green Power SpA Enel Real Estate SpA Enel. Hydro SpA	74.08 4.71 4.71 4.71 4.71 2.36 2.36 2.36
So.l.e.—Società luce elettrica S.p.A. Gruppo Enel	Rome	Public lighting systems	4,600,000	euro	100.00	Enel SpA CISE Tecnologie Innovative Srl	99.98 0.02
So.l.e. Milano H Scrl	Rome	Construction of public lighting systems	10,000	euro	70.00	So.l.e. SpA	70.00
T.E.R.NA. -Trasmissione Elettricità Rete Nazionale S.p.A.	Rome	Ownership and maintenance of the electricity transmission network	2,036,050,000	euro	100.00	Enel SpA	100.00
T.S.N: Transmissora Sudeste Nordeste SA	Rio de Janeiro (Brasil)	Construction, ownership and maintenance of transmission networks	73,810,000	R$	98.20	Enelpower SpA	98.20
Vampa Gas S.p.A.	Rome	Gas distribution	420,000	euro	100.00	Enel SpA	100.00
Viesgo Generacion SL	Santander (Spain)	Electricity Generation and Sale	430,137,183	euro	100.00	Electra de Viesgo SL	100.00
WEBiz 2 BV	Amsterdam (Holland)	Venture capital	18,000	euro	100.00	Enel SpA	100.00
WEBiz 3 NV	Bruxelles (Belgium)	Venture capital	23,950,000	euro	100.00	WEBiz Holding BV WEBiz 2BV	99.99 0.01
WEBiz Holding BV	Amsterdam (Holland)	Venture capital	20,000	euro	100.00	Enel SpA WEBiz 2BV	80.00 20.00
WIND Telecomunicazioni S.p.A.	Rome	Telecommunications	712,291,485	euro	73.42	Enel SpA	34.70
						Enel lnvestment Holding BV	38.72

1
Eurogen S.p.A. was sold on 31st May, 2002. Only income statement data were consolidated in the period 1st January, 2002-30th May, 2002.

LITIGATION

        Enel is defendant in a number of legal proceedings incidental to the generation, transmission and distribution of electricity. Because of the nature of these proceedings, it is not possible to predict the ultimate outcomes of certain of those matters, some of which may be unfavorable to Enel. However, provisions are made for all significant liabilities that are expected to materialize.

        A number of disputes are pending in relation to urban planning, landscape and environmental matters (mainly related to exposure to electromagnetic fields) linked to the construction and operation of several of our generating plants and power lines. The examination of such disputes, also on the basis of legal advice, leads Enel to believe that unfavorable outcomes would be a remote possibility. While the possibility is remote, the risk that a limited number of cases might have unfavorable outcomes cannot be ruled out, whose consequences could entail, in addition, the payment of damages. At the present time, such charges are not predictable and therefore, Enel has not accrued any liabilities for these disputes.

MANAGEMENT

        Enel's board of directors is responsible for the management of Enel. It has the power to take all actions consistent with the corporate purpose described in its by-laws, except for actions that by law or under its by-laws may only be taken by its shareholders at the general meeting. Enel's board is elected for a term of up to three years. Members are eligible for re-election. The board currently consists of seven members whose three-year terms are scheduled to expire in 2005.

        The chairman and chief executive officer are Enel's legal representatives. The chief executive officer generally has the power to represent Enel within the scope of the functions delegated to him. For specific actions or categories of actions, the power to represent Enel can be delegated by the holder of such power to one of Enel's employees or to third parties.

        On 24th May, 2002, at Enel's annual shareholders' meeting, shareholders appointed members of the new board of directors whose term of office will expire in 2005. On 26th June, 2002, the new board of directors established a new compensation committee and a new internal audit committee. The names of the seven members of our new board of directors, their current positions and the year when each was initially appointed as director are set forth in the following table.

Name	Position	Year Initially Appointed
Piero Gnudi	Chairman	2002
Paolo Scaroni	Director and Chief Executive Officer	2002
Mauro Miccio	Director	2002
Franco Morganti	Director	1999
Fernando Napolitano	Director	2002
Francesco Taranto	Director	2000
Gianfranco Tosi	Director	2002

        The current members of the internal audit committee are Piero Gnudi, Franco Morganti and Gianfranco Tosi. The compensation committee submits to the board of directors proposals for resolutions concerning the compensation of the chief executive officer, the directors to which certain powers have been delegated, and senior executives. The internal audit committee has the authority to evaluate the activity and periodic reports of both internal and external auditors, and is primarily concerned with verifying the adequacy of Enel's internal controls system and in turn reporting to the full board of directors.

        The Treasury Ministry has confirmed that as long as it remains our majority shareholder, it intends to continue to participate in the nomination and election of our board of directors in order to protect its investment as a shareholder.

        The table below sets forth Enel's executive officers, who are not also directors, their positions, the year they were appointed to such positions and their ages as of 30th June, 2002:

Name	Age	Management Position	Year Joined the Group	Year Appointed to Current Position
Alessandro Bufacchi	55	E-Business Development	2000	2000
Antonio Cardani	52	Audit	2000	2000
Salvatore Cardillo	52	Legal Affairs	2000	2000
Fulvio Conti	54	Chief Financial Officer	1999	1999
Angelo Delfino	62	Human Resources	1997	1999
Alfredo Macchiati	50	Regulatory Relations	2000	2002
Massimo Romano	43	Institutional Relations	1997	1997
Claudio Sartorelli	57	Corporate Affairs	1970	1996
Luciana Tarozzi	58	Accounting	1965	1997

        Starting 1st July, 2002, Gianluca Comin will be the head of the Press and Communications Department, following the resignation of Stefano Lucchini, who held the position from November 2001 to June 2002.

Board of Statutory Auditors

        Pursuant to the Italian Civil Code, in addition to electing the board, Enel's shareholders also elect a board of statutory auditors.

        Statutory auditors remain in office for a three-year term and may be re-elected for consecutive terms or substituted automatically by an alternate auditor if they resign or are unable to complete their term.

        Statutory auditors may be removed only for cause and with the approval of an Italian court. The board of statutory auditors is responsible for reviewing Enel's management and financial reporting and financial condition. In conducting this review the board of statutory auditors has a duty to the shareholders, to whom it reports, and to Enel. The role of the board of statutory auditors includes reviewing Enel's management, and, in particular, ensuring compliance with applicable law and Enel's by-laws. Furthermore, the statutory auditors must ensure that Enel maintains adequate organizational structure, internal controls and administrative and accounting systems.

        Enel's current board of statutory auditors was appointed in May 2001. The term of its members will expire in 2004. At that time, new members will be appointed by the shareholders. The names of the current members, their positions and the year during which each was initially appointed are set forth in the following table.

Name	Position	Year Initially Appointed
Bruno De Leo(1)	Chairman	1992
Gustavo Minervini	Auditor	1992
Franco Fontana	Auditor	2001
Roberto Ulissi	Alternate Auditor	2001
Francesco Bilotti	Alternate Auditor	1995

(1)
Bruno De Leo is an employee of the Italian Ministry of Treasury and will retire from his position on 8th July, 2002. As a result of his retirement, Mr. De Leo will not cease serving as chairman of our board of statutory auditors.

        In addition, under Italian securities regulations, Enel's accounts must be audited by external auditors appointed by the shareholders. The appointment is communicated to the Commissione Nazionale per le Società e la Borsa, or CONSOB. Arthur Andersen S.p.A. has been Enel's external auditors with respect to the fiscal year 2001 and prior periods covered by the financial statements included in this annual report. Starting with the fiscal year 2002, Enel's external auditors for both consolidated and non-consolidated accounts are KPMG S.p.A. Under Italian securities laws, listed companies may not appoint the same auditors for more than three consecutive three-year terms. The external auditors issue an opinion that Enel's financial statements are presented fairly in all material respects. Their opinion is made available to Enel's shareholders prior to the annual shareholders meeting.

ENEL INVESTMENT HOLDING B.V.

        ENEL Investment Holding B.V. ("ENEL B.V."), a wholly owned subsidiary of Enel S.p.A, was incorporated under Dutch law on 15th December, 2000, as a private limited liability company under the laws of the Netherlands ("besloten vennootschap met beperkte aansprakelijkheid"), by notarial deed executed before Rudolf van Bork, civil law notary, officiating in Rotterdam. The Ministerial Statement of No Objections on the draft of the deed of incorporation was granted on 15th December, 2000, under Decree number B.V. 1.143.135.

        ENEL B.V. has its corporate seat in Amsterdam, the Netherlands, with its principal offices at (1017 SG) Amsterdam, Weteringschans 28, and is registered in the Amsterdam Commercial Register 34149162.

Corporate Purpose

        Article 2 of ENEL B.V.'s Articles of Association provides that ENEL B.V.'s business activity consists, among other things, to carry on activities and to invest directly or indirectly in companies or ventures that conduct their business in the field of communications, new media, internet and information technology. For these purposes and within these limits, the objects of ENEL B.V. are, inter alia, to incorporate, to participate in any way whatsoever, to manage, to supervise, to operate and to promote enterprises, businesses and companies, to finance businesses and companies, to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness as well as to enter into agreements in connection with the aforementioned.

Subsidiaries, Investments and other assets

        During the year the principal activities of the Company have been focused on developing investments and participations within the telecommunication sector.

        On 29th March, 2001 the Company purchased the whole capital stock of Infostrada. The price paid was Euro 7,250 million; as foreseen in the contract, there was also a payment made reimbursing credits waived by Mannesmann for losses sustained by Infostrada for the amount of Euro 132 million. Enel BV has financed Infostrada by means of a further intercompany loan of Euro 821.2 million, which Infostrada has used in order to re-pay its outstanding debt with Vodafone.

        On 1st August, 2001 Enel Investment Holding BV contributed the whole investment in Infostrada S.p.A. into Wind Telecomunicazioni S.p.A., receiving, through a share capital increase, 38.725% of shares of Wind Telecomunicazioni S.p.A.

        On 1st January, 2002 Infostrada S.p.A. was merged into Wind Telecomunicazioni S.p.A. Following a reorganization of the Enel Group foreign subsidiaries, Enel Investment Holding BV has become the sub-holding for the non Italian investments. In December 2001 the Company acquired Enel Holding Luxembourg SA and 49% of Enel Green Power International SA.

Share Capital

        The Shareholder's Equity is represented by issued and paid up share capital of Euro 1,593.1 million, share premium reserve of Euro 1,271.6 million, other reserves of Euro 0.2 million and loss of the period of Euro 862.3 million.

Financing

        The Company has entered into the issue of a Global Medium Term Note and Euro Commercial Paper Programme of Euro 1,500 million. The Company does not expect the method of financing to change materially during the present financial year.

Write downs

        In the light of recent fluctuations in the telecoms market, which reflect a change in the growth expectations inthe sector which will inevitably affect Wind, it has been considered necessary to conduct a valuation of telecommunication business of the Group,on the basis of conservative estimates of future flows.

        As a consequence, it was necessary to write down Enel Investment Holding BV's participation in Wind (38,725%) by 3,733 million euros, bringing the residual value of this participation as of 30th June, 2002 to 3.098 million euros.

        As a consequence of the write down, Enel Investment Holding BV showed a loss of 4,221 million euro and a negative net worth of 2,218 million euros as of 30th June, 2002. Consequently, it was necessary to write down entirely the participation in Enel Investment Holding BV (Euro 2,003 million) and set up a "fondo oneri da partecipazione" for the sum of negative net worth to be covered.

        The book value of WIND in Enel Investment Holding BV reflects the l arger part of the goodwill paid by the Enel Group for acquisitions made in the telecommunications sector.

Other securities

        As of the date hereof, no convertible debt securities, exchangeable debt securities, debt securities with warrants attached or any other securities, apart from the shares, have been issued by ENEL B.V.

Managing Board ("Directie")

        The management of ENEL B.V. is entrusted to its Managing Board. The general authority to represent ENEL B.V. is vested in the Managing Board. In addition, two members of the Managing Board acting jointly are authorised to represent ENEL B.V.

        Members of the Managing Board may be suspended or dismissed by a general meeting of shareholders at any time.

        As of the date hereof, the Managing Board is constituted by:

  (i)
  Mr. Biagio Cinelli, residing at 86 Sidney Street, London SW36 NJ; Born in Tripoli (Libya) on 22nd October, 1946;

  (ii)
  Mr. Antonius Johannes Maria Nieuwenhuizen, residing at 144 Oosterblokker, Oosterblokker (1696 BL); born in Amsterdam on 28th November, 1944;

  (iii)
  Mr. Frank Mauritz, residing at 149 Keizersgracht, Amsterdam (1015 CL); born in Haarlem on 23rd April, 1942;

  (iv)
  Mr. Fulvio Conti, residing atVia Scarlatti 15, Rome; born in Rome on 28th October, 1947; and

  (v)
  Mr. Hans Marseille, residing at 22 Lonbar Petrilaan, Overveen (2051 EJ), born in Amboina (Dutch East Indies) on 1st March, 1941.

Employees

        As of the date hereof, there are no persons employed by ENEL B.V.

BOOK-ENTRY CLEARANCE SYSTEMS

        The information set out below is subject to any change in or reinterpretation of the rules, regulations and procedures of DTC, Euroclear or Clearstream, Luxembourg (together, the "Clearing Systems") currently in effect. The information in this section concerning the Clearing Systems has been obtained from sources that the Obligors believe to be reliable, but none of the Obligors and any Dealer takes any responsibility for the accuracy thereof. Investors wishing to use the facilities of any of the Clearing Systems are advised to confirm the continued applicability of the rules, regulations and procedures of the relevant Clearing System. None of the Obligors and any other party to the Agency Agreement will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Notes held through the facilities of any Clearing System or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Book-entry Systems

DTC

        DTC has advised the Obligors that it is a limited purpose trust company organised under the New York Banking Law, a "banking organisation" within the meaning of the New York Banking Law, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerised book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC System is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants").

        Under the rules, regulations and procedures creating and affecting DTC and its operations (the "Rules"), DTC makes book-entry transfers of Registered Notes among Direct Participants on whose behalf it acts with respect to Notes accepted into DTC's book-entry settlement system ("DTC Notes") as described below and receives and transmits distributions of principal and interest on DTC Notes. The Rules are on file with the Securities and Exchange Commission. Direct Participants and Indirect Participants with which beneficial owners of DTC Notes ("Owners") have accounts with respect to the DTC Notes similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective Owners. Accordingly, although Owners who hold DTC Notes through Direct Participants or Indirect Participants will not possess Registered Notes, the Rules, by virtue of the requirements described above, provide a mechanism by which Direct Participants will receive payments and will be able to transfer their interest with respect of the DTC Notes.

        Purchases of DTC Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the DTC Notes on DTC's records. The ownership interest of each actual purchaser of each DTC Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participant's records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the DTC Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in DTC Notes, except in the event that use of the book-entry system for the DTC Notes is discontinued.

        To facilitate subsequent transfers, all DTC Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of DTC Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the DTC Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such DTC Notes are credited, which may or may not be the Beneficial Owners.The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Redemption notices shall be sent to Cede & Co. If less than all of the DTC Notes within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

        Neither DTC nor Cede & Co. will consent or vote with respect to DTC Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the relevant Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the DTC Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

        Principal and interest payments on the DTC Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the due date for payment in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the due date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC or the relevant Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the relevant Issuer, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

        Under certain circumstances, including if there is an Event of Default under the Notes, DTC will exchange the DTC Notes for definitive Registered Notes, which it will distribute to its Participants in accordance with their proportionate entitlements and which, if representing interests in a Rule 144A Global Note, will be legended as set forth under "Subscription and Sale and Selling and Transfer Restrictions".

        Since DTC may only act on behalf of Direct Participants, who in turn act on behalf of Indirect Participants, any Owner desiring to pledge DTC Notes to persons or entities that do not participate in DTC, or otherwise take actions with respect to such DTC Notes, will be required to withdraw its Registered Notes from DTC as described below.

Euroclear and Clearstream, Luxembourg

        Euroclear and Clearstream, Luxembourg each hold securities for their customers and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Euroclear and Clearstream, Luxembourg provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

        Euroclear and Clearstream, Luxembourg customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

Book-entry Ownership of and Payments in respect of DTC Notes

        The relevant Issuer may apply to DTC in order to have any Tranche of Notes represented by a Registered Global Note accepted in its book-entry settlement system. Upon the issue of any such Registered Global Note, DTC or its custodian will credit, on its internal book-entry system, the respective nominal amounts of the individual beneficial interests represented by such Registered Global Noteto the accounts of persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the relevant Dealer. Ownership of beneficial interests in such a Registered Global Note will be limited to Direct Participants or Indirect Participants, including the respective depositaries of Euroclear and Clearstream, Luxembourg. Ownership of beneficial interests in a Registered Global Note will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to the interests of Direct Participants) and the records of Direct Participants (with respect to interests of Indirect Participants).

        Payments in U.S. dollars of principal and interest in respect of a Registered Global Note registered in the name of DTC's nominee will be made to the order of such nominee as the registered holder of such Note. In the case of any payment in a currency other than U.S. dollars, payment will be made to the Exchange Agent on behalf of DTC's nominee and the Exchange Agent will (in accordance with instructions received by it) remit all or a portion of such payment for credit directly to the beneficial holders of interests in the Registered Global Note in the currency in which such payment was made and/or cause all or a portion of such payment to be converted into U.S. dollars and credited to the applicable Participant's account.

        The relevant Issuer expects DTC to credit accounts of Direct Participants on the applicable payment date in accordance with their respective holdings as shown in the records of DTC unless DTC has reason to believe that it will not receive payment on such payment date.The relevant Issuer also expects that payments by Participants to beneficial owners of Notes will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers, and will be the responsibility of such Participant and not the responsibility of DTC, the Principal Paying Agent, the Registrar or the relevant Issuer. ÈPayments of principal, premium, if any, and interest, if any, on Notes to DTC is the responsibility of the relevant Issuer.

Transfers of Notes Represented by Registered Global Notes

        Transfers of any interests in Notes represented by a Registered Global Note within DTC, Euroclear and Clearstream, Luxembourg will be effected in accordance with the customary rules and operating procedures of the relevant clearing system.The laws in some States within the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer Notes represented by a Registered Global Note to such persons may depend upon the ability to exchange such Notes for Notes in definitive form.Similarly, because DTC can only act on behalf of Direct Participants in the DTC system who in turn act on behalf of Indirect Participants, the ability of a person having an interest in Notes represented by a Registered Global Note to pledge such Notes to persons or entities that do not participate in the DTC system or to otherwise take action in respect of such Notes may depend upon the ability to exchange such Notes for Notes in definitive

form.The ability of any holder of Notes represented by a Registered Global Note to resell, pledge or otherwise transfer such Notes may be impaired if the proposed transferee of such Notes is not eligible to hold such Notes through a direct or indirect participant in the DTC system.

        Subject to compliance with the transfer restrictions applicable to the Registered Notes described under "Subscription and Sale and Selling and Transfer Restrictions", cross-market transfers between DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear accountholders, on the other, will be effected by the relevant clearing system in accordance with its rules and through action taken by the Registrar, the Fiscal Agent and any custodian ("Custodian") with whom the relevant Registered Global Notes have been deposited.

        On or after the Issue Date for any Series, transfers of Notes of such Series between accountholders in Clearstream, Luxembourg and Euroclear and transfers of Notes of such Series between participants in DTC will generally have a settlement date three business days after the trade date (T+3).The customary arrangements for delivery versus payment will apply to such transfers.

        Cross-market transfers between accountholders in Clearstream, Luxembourg or Euroclear and DTC participants will need to have an agreed settlement date between the parties to such transfer. Because there is no direct link between DTC, on the one hand, and Clearstream, Luxembourg and Euroclear, on the other, transfers of interests in the relevant Registered Global Notes will be effected through the Registrar, the Principal Paying Agent and the Custodian receiving instructions (and where appropriate certification) from the transferor and arranging for delivery of the interests being transferred to the credit of the designated account for the transferee. In the case of cross-market transfers, settlement between Euroclear or Clearstream, Luxembourg accountholders and DTC participants cannot be made on a delivery versus payment basis. The securities will be delivered on a free delivery basis and arrangements for payment must be made separately.

        DTC, Clearstream, Luxembourg and Euroclear have each published rules and operating procedures designed to facilitate transfers of beneficial interests in Registered Global Notes among participants and accountholders of DTC, Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued or changed at any time. None of the Obligors, the Agents and any Dealer will be responsible for any performance by DTC, Clearstream, Luxembourg or Euroclear or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations and none of them will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the Notes represented by Registered Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial interests.

TAXATION

Taxation

        The following is a general guide only, based upon the tax laws of Italy and The Netherlands as in effect on the date of this Offering Circular, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect and should be treated with appropriate caution. The information below is not intended as tax advice and does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of Notes.

        Prospective purchasers of Notes who are in doubt as to their tax position on purchase, ownership or transfer of any Notes are strongly advised to consult their own tax advisers.

Republic of Italy

1. Tax treatment of Notes—General

        Legislative Decree No. 239 of 1st April, 1996 as amended and supplemented, ("Legislative Decree No. 239"), regulates the tax treatment of interest, premiums and other income (including the difference between the redemption amount and the issue price) (hereinafter collectively referred to as "Interest") from Notes issued, inter alia by Italian publicly listed companies and non-Italian resident issuers. The provisions of Legislative Decree 239 only apply to those Notes issued by ENEL with a maturity of eighteen months or more and to the Notes issued by ENEL B.V. which qualify as obbligazioni or titoli similari alle obbligazioni pursuant to Article 41 of Presidential Decree No. 917 of 22nd December, 1986, as amended and supplemented ("Presidential Decree No. 917").

2. Italian resident Holders of the Notes

        Where the Italian resident Holder of the Notes who is the beneficial owner of the Notes is (i) an individual not engaged in entrepreneurial activity, (unless he has entrusted the management of his financial assets, including the Notes, to a n authorised intermediary and has opted for t he so-called risparmio gestito regime according to Article 7 of Italian Legislative Decree No. 461 of 21st November, 1997 as amended ("Legislative Decree No. 461")—the "Asset Management Option"); (ii) a partnership; other than a società in nome collettivoor società in accomandita semplice or similar non-commercial partnership, (iii) a private or public institution not carrying out commercial activities; (iv) a real estate investment established before 26th September, 2001 pursuant to Italian Law No. 86 of 25th January, 1994 ("Law No. 86") unless the managing company of the funds has opted for the application ofthenew regime provided for by Law Decree No. 351 of 25th September, 2001converted into law with amendments by Law No. 410 of 23rd November, 2001 ("Decree No. 351"); and (v) an investor exempt from Italian corporate income taxation, Interest payments relating to the Notes are subject to a withholding tax, referred to as imposta sostitutiva, levied at the rate of 12.5 per cent. In case the Holders of the Notes described under (i) to (iii) above are engaged in an entrepreneurial activity to which the Notes are connected, imposta sostitutiva applies as a provisional tax.

        Payments of Interest in respect of the Notes are not subject to 12.5 per cent. impostasostitutiva if made to beneficial owners who are: (i) Italian resident corporations or permanent establishments in Italy of non-resident corporations to which the Notes are effectively connected; (ii) Italian resident collective investment funds and SICAVs, Italian resident pension funds referred to in Legislative Decree No. 124 of 21st April, 1993 ("Legislative Decree No. 124") and certain Italian resident real estate investment funds which benefit from the new regime provided for by Decree No.351; (iii)Italian resident individuals holding Notes not in connection with entrepreneurial activity who have entrusted the management of their financial assets, including the Notes, to an Italian authorised financial intermediary and haveopted for the Asset Management Option. To ensure payment of Interest in respect of the Notes without the application of 12.5 per cent. imposta sostitutiva investors indicated

above must (i) be the beneficial owners of payments of Interest on the Notes; and (ii) timely deposit the Notes together with the coupons relating to such Notes with an Italian authorised financial intermediary.

        Interest accrued on the Notes would be included in the corporate taxable income (and in certain circumstances, depending on the "status" of the Holders of the Notes, also in the net value of production) of beneficial owners who are Italian resident corporations and permanent establishments in Italy of foreign corporation, subject to tax in Italy in accordance with ordinary tax rules.

        Italian resident collective investmen tfunds and SICAVs are subject to a 12.5 percent. annual substitute tax (the "Collective Investment Fund Tax") on the increase in value of the managed assets accrued at the end of each tax year.

        Italian resident pension funds subject to the regime provided by Art.14, 14-ter and 14-quater, paragraph 1, of Italian Legislative Decree No. 124 are subject to a 11 per cent. annual substitute tax (the"Pension Fund Tax") on the increase in value of the managed assets accrued at the end of each tax year (which increase would include interest accrued on the Notes as of 1st January, 2001).

        Pursuant to Decree No. 351, the 12.5 per cent. imposta sostitutiva no longer applies to payments of Interest inrespect of the Notes to beneficial owners of Notes who are certain Italian resident real estate investment funds established, after 26th September, 2001, pursuant to Art. 37 of Legislative Decree No. 58 of 24th February, 1998 as amended and supplemented ("Legislative Decree No. 58") and Art. 14-bis of Law No. 86. In particular, such Italian resident real estate investment funds are subject to an annual 1 per cent. substitute tax (the "Real Estate Investment Fund Tax") on the accounting net value of the fund.

        However, according to Decree No. 351, Italian resident real estate investment funds already existing at the date of 26th September, 2001 continue to be subject to 12.5 per cent. imposta sostitutiva on payments of Interest on the Notes, unless the managing company of the funds has opted for the application of the new regime, including the new tax regime, provided for by Decree No. 351.

        Any positive difference between the nominal amount of the Notes and their issue price isdeemed to be interest for tax purposes.

        Pursuant to Legislative Decree No. 239, imposta sostitutiva is applied by banks, società di intermediazione mobiliare ("SIMs"), fiduciary companies, SGRs, stock brokers and other entities identified by a Decree of Ministry of Economy and Finance (each an "Intermediary"). An Intermediary must be (i) resident in Italy or (ii) a permanent establishment in Italy of an intermediary resident outside Italy and in any case intervene, in any way, in the collection of interest or in the transfer of the Notes.

        For the purposes of the application of the imposta sostitutiva, a transfer of Notes includes any assignment or other act, either with or without consideration, which results in a change of the ownership of the relevant Notes or in a change of intermediary with which the Notes are deposited.

        Where the Notes are not deposited with an Intermediary, the imposta sostitutiva is applicable and withheld by any intermediary paying Interest to a Holder of Notes.

3. Non-Italian resident Holders of the Notes

        According to Legislative Decree No. 239 payments of interest in respect of the Notes issued by ENEL will not be subject to the imposta sostitutivaat the rate of 12.5 per cent. if made to non-Italian resident beneficial owners of the Notes with no permanent establishment in Italy to which the Notes are effectively connected, provided that:

  •
  such beneficial owners (i) are resident, for tax purposes, in a country which recognises the Italian fiscal authorities' right to an adequate exchange of information and (ii) are not resident, for tax purposes, in the tax haven countries included in the black list referred to in Article 76, paragraph 7-bis, of Presidential Decree No. 917 and identified by Ministerial Decree of 23rd January, 2002 (as amended from time to time); and

  •
  all the requirements and procedures set forth in Legislative Decree No. 239 and in the relevant implementation rules, as subsequently amended, in order to benefit from the exemption from imposta sostitutiva are timely met or complied with.

        Legislative Decree No. 239 also provides for additional exemptions from the imposta sostitutiva for payments of interest in respect of the Notes made to (i) international bodies and organisations established in accordance with international agreements ratified in Italy; (ii) foreign institutional investors not subject to income tax or to other similar taxes, which are resident in countries which (a) allow for an adequate exchange of information and (b) are not tax haven countries included in the blacklist identified by Ministerial Decree of 23rd January, 2002 (as amended from time to time); and (iii) Central Banks or entities which manage, inter alia, the official reserves of a foreign state.

        To ensure payment of Interest in respect of the Notes without the application of 12.5 per cent. imposta sostitutiva, non-Italian resident investors must (i) be the beneficial owners of payments of Interest on the Notes; (ii) timely deposit the Notes together with the coupons relating to such Notes directly or indirectly with an Italian bank or SIM on the permanent establishment in Italy of a non-Italian bank or SIM or with a non-Italian resident entity or company participating in a centralised securities management system which is in contact via computer with the Ministry of Economy and Finance; and (iii) file with the relevant depositary of self-declaration stating, inter alia, to be resident,for tax purposes, in a country which recognises the Italian fiscal authorities' right to an adequate exchange of information and not to be resident, for tax purposes, i n tax haven countries included in the black list referred to in Article 76, paragraph 7-bis, of Presidential Decree No. 917 and identified by Ministerial Decree of 23rd January, 2002 (as amended from time to time). Such self-declaration which must comply with the requirements net forth by Ministerial Decree 12th December, 2001, is valid until withdrawn or revoked and must not be submitted in case that a certificate, declaration or other similar document meant for equivalent uses was previously submitted to the same depository.The self-declaration is not requested for the non-Italian resident investors which are international bodies and organisations established in accordance with international agreements notified in Italy and Central Banks or entities which manage, inter alia, the official reserves of a foreign state.

        Interest payments relating to Notes issued by ENEL B.V. and received by non-Italian resident Holders are not subject to Italian taxation provided that the non-Italian resident holder declares to be a non-Italian resident when required in case the Notes issued by ENEL B.V. are held in Italy.

4. Payments made by the Guarantor

        With respect to payments made by the Guarantor under the guarantee in respect of the Notes, in accordance with one interpretation of Italian fiscal law, any payment of interest from the Notes, may be subject to a withholding tax at the rate of 12.5 per cent.levied as a final tax or a provisional tax (a titolo d'imposta or a titolo di acconto) depending on the residential "status" of the Holder, pursuant to Presidential Decree No.600 of 29th September, 1973, as subsequently amended ("Decree 600"). In the case of payments to non-Italian residents, the withholding tax may be applied at the rate of 27 per cent. if, in certain circumstances, payments are made to non-Italian residents who are resident in tax haven countries as defined in article 76 of PresidentialDecreeNo.917 and identified by the Ministerial

Decree of 23rd January, 2002, both as amended from time to time. Double taxation treaties entered into by Italy may apply allowing for a lower (or in certain cases, nil) rate applicable to the withholding tax. In accordance with another interpretation, any such payment made by the Guarantor will be treated, in certain circumstances, as a payment by the guaranteed Issuer and made subject to the tax treatment described above.

5. Early Redemption

        Without prejudice to the above provisions, Notes issued by ENEL with an original maturity of eighteen months or more which are made subject to an early redemption within eighteen months from the date of issue are subject to an additional tax due by ENEL as Issuer on such redemption dates, at the rate of 20 per cent. in respect of Interest accrued on the Notes up to the date of the early redemption, pursuant to Article 26, 1st paragraph, of Decree 600. If Notes issued by Enel B.V. with an original maturity of eighteen months or more are redeemed within eighteen months from the date of issue, the additional 20 per cent. tax is not due by Enel B.V. but is withheld by the intermediary intervening in the payment of the Interest on the redemption of the Notes. This provision does not apply to one Italian resident holder which is (i) a corporation or similar commercial entity (including the Italian permanent establishment of foreign entities); (ii) a commercial partnership; or (iii) a commercial public or private institution. This provision does not apply if the Holder of the Notes issued by Enel B.V. subject to this early redemption is a non-Italian resident.

6. Notes with a maturity of less than eighteen months

        Notes issued by ENEL with an original maturity of less than eighteen months do not fall within the provisions of Legislative Decree No. 239. Such Notes are subject to a withholding tax at the rate of 27 per cent.in respect of Interest, pursuant to Article 26, 1st paragraph, of Decree 600 on a definitive or provisional basis depending on the category of the Holders of the Notes or such lower rate pursuant to any applicable double taxation treaty. Notes with an original maturity of less than eighteen months issued by Enel B.V., are subject to an imposta sostitutiva at the current rate of 27 per cent., according to Article 2 of Legislative Decree No. 239, in respect of interest received by an Italian resident Holder of the Notes which falls within one of the categories of Italian resident Holders listed in points (i) to (v) of the first paragraph of section 2 (Italian resident Holders of the Notes) above. If the payment is not made through an Intermediary, such Italian resident Holder of the Notes must assess its own taxable income and include any interest received on the Notes in the relevant annual income tax return. Incase of Notes withan original maturity of less than eighteen months, the 27per cent. imposta sostitutiva also applies to payments of Interest made to Italian resident collective investment funds and SICAVs and Italian resident pension funds subject to the regime provided by Article 14, 14-ter and 14-quarter, paragraph 1, of Legislative Decree No. 124. Interest on Notes issued by Enel B.V. with an original maturity of less than eighteen months received by Italian resident Holders falling within one of the categories listed under point (i) of the second paragraph of Section 2 (Italian resident Holders of the Notes) above are not subject to the imposta sostitutiva,provided that the requirements set forth in points (i) and (ii) in the second part of that paragraph are complied with.

7. Capital Gains

        Pursuant to Legislative Decree No. 461, a 12.50 per cent. capital gains tax (referred to as imposta sostitutiva) will be applicable to capital gains realised by Italian resident individuals not engaged in entrepreneurial activities to which the Notes are connected on any sale or transfer of the Notes for consideration or redemption thereof.

        Under the tax declaration regime (the "Regime della dichiarazione"), which is the standard for taxation of capital gains realised by Italian resident individuals not engaged in entrepreneurial activities to which the Notes are connected, the 12.5 per cent. imposta sostitutiva on the capital gains will be chargeable, on a cumulative basis, on all capital gains net of any incurred capital losses realised by Holders of the Notes who are Italian resident individuals not engaged in entrepreneurial activities to which the Notes are connected on all disposals if Notes carried out during any given fiscal year. The capital gains realised in a year net of any incurred capital losses must be detailed in the relevant annual tax return to be filed with Italian tax authorities and imposta sostitutiva must be paid on such capital gains by Italian resident individuals not engaged in entrepreneurial activities to which the Notes are connected together with any income tax due for the relevant tax year. Where capital losses exceed gains, they can be carried forward against capital gains for up to the four subsequent fiscal years.

        Alternatively to the tax declaration regime, Holders of the Notes, who are Italian resident individuals not engaged in entrepreneurial activities to which the Notes are connected, may elect to pay imposta sostitutiva separately on capital gains realised on each sale or transfer or redemption of the Notes ("Risparmio Amministrato" regime). Such separate taxation of capital gains is allowed subject to (i) the Notes being deposited with banks, SIMs and the other Intermediaries identified by Ministerial Decreeand (ii) an express election for the Risparmio Amministrato regimebeing timely made in writing by the relevant Holder of the Notes. The separate taxation election lasts for the entire fiscal year and unless revoked prior to the end of such year will be deemed valid also for the subsequent one. The intermediary is responsible for accounting for imposta sostitutiva in respect of capital gains realised on each sale or transfer or redemption of the Notes, as well as on capital gains realised as at revocation of its mandate, net of any incurred capital losses, and is required to pay the relevant amount to the Italian fiscal authorities on behalf of the Holder of the Notes deducting a corresponding amount from proceeds to be credited to the Holder of the Notes or using funds provided by the Holder of the Notes for this purpose.Where a particular sale or transfer or redemption of the Notes results in a capital loss, the intermediary is entitled to deduct such loss from gains subsequently realised on assets held with the same intermediary in the same tax year and, in the following tax years up to the fourth. Under the Risparmio Amministrato regime the Holder of the Notes remains anonymous and is not required to report capital gains realised in its annual tax return.

        Special rules apply if the Notes are part of (i) a portfolio managed in a regime of Asset Management Option ("Risparmio Gestito") by an Italian asset management company or certain authorised intermediaries or (ii) an Italian Organismo di Investimento Collettivo del Risparmio (which includes a FondoComurmediInvestimento, or SICAV). In both cases, the capital gains realised uponsale, transfer or redemption of the Notes will not be subject to 12.5 per cent. imposta sostitutiva but will contribute to determine the taxable base of the Asset ManagementTax and of the Collective Investment Fund Tax.

        Any capital gains realised by Holders of the Notes who are Italian resident pension funds subject to the regime provided by Art.14, 14-bis,1 4-terand 14 quater, paragraph 1, of Legislative Decree No. 124 will be included in the computation of the taxable basis of the Pension FundTax.

        The 12.5 per cent. imposta sostitutiva tax may be payable on any capital gains realised upon sale, transfer or redemption of the Notes issued by ENEL by non-Italian resident individuals and corporations without a permanent establishment in Italy to which the Notes are effectively connected.

        In case the Notes are not listed on a regulated market in Italy or abroad, non-Italian resident beneficial owners of the Notes with no permanent establishment in Italy to which the Notes are effectively connected are exempt from the imposta sostitutiva in the Republic of Italy on any capital gains realised upon sale for consideration or redemption of the Notes if they are (i) resident, for tax purposes in a country which recognises the Italian fiscal authorities' right to an adequate exchange information and are not resident, for tax purposes, in the tax haven countries included in the black list referred to in Article 76, paragraph 7-bis, of Presidential Decree No. 917 and identified by Ministerial Decree of 23rd January, 2002, as amended from time to time; or (ii) international entities or bodies set up in accordance with international agreements which have entered into force in Italy; or (iii) Central

Banks or entities whichmanage, interalia, the official reserves of a foreign State; or (iv) institutional investors not subject to income tax in their country of residence which are resident in a country which allows for an adequate exchange of information and which are not tax haven countries included in the black list identified by Ministerial Decree of 23rd January, 2002, as amended from time to time, or (v) resident in a country which has entered into a double taxation treaty with the Republic of Italy which provides that capital gains realised upon the sale or redemption of the Notes shall be taxed only in the country of residence of the recipient.

        In such case, if non-Italian residents without a permanent establishment in Italy to which the Notes are effectively connected elect for the Risparmio Amministrato regime or the Asset Management Option, exemption from the impostasostitutiva will apply upon condition that they file in time with the authorised financial intermediary the appropriate documentation.

        Any capital gains realised by non-Italian residents without a permanent establishment in Italy, to which the Notes are effectively connected, through the sale, transfer or redemption of the Notes issued by ENEL is exempt from taxation in Italy to the extent that the Notes are listed on a regulated market, in Italy or abroad, even if the Notes are held in Italy and regardless of the provisions set forth by any applicable double taxation treaty.

        Any capital gains realised by Italian resident corporations or similar commercial entities or permanent establishments in Italy of non-Italian resident corporations to which the Notes are connected from any disposal of the Notes shall be treated as part of their business income and, depending on the "status" of the Holders of the Notes also in their net value of production subject to tax in Italy according to the relevant tax provisions.

        Any capital gains realised by a non-Italian resident Holder from any disposal of the Notes issued by Enel B.V.are not subject to Italian taxation.

8. Transfer tax

        Pursuant to Legislative Decree No. 435 of 21st November, 1997, in general, no Italian transfer tax is payable on:

  (a)
  transfer of Notes entered into on a regulated market;

  (b)
  transfer of Notes listed on a regulated market entered into outside regulated markets,

  provided that they are entered into between:

    (i)
    banks or SIMs or other professional intermediaries regulated by Legislative Decree No. 415 of 23rd July, 1996, as superseded by Legislative Decree No. 58 or stockbrokers among themselves;

    (ii)
    the intermediaries of paragraph (i) above, on the one hand, and a non-Italian residents, on the other hand;

    (iii)
    the intermediaries of paragraph (i) above, even if not resident in Italy, on the one hand and undertakings for collective investments of savings income, on the other hand;

  (c)
  transfer of Notes not listed on regulated markets if entered into between the banks or other financial intermediaries referred to in paragraph (b) (i) above, on the one hand, and non-Italian residents on the other hand;

  (d)
  contracts for a consideration of less than euro 206.58.

        If applicable, transfer tax is payable as follows:

  (a)
  Euro 0.00465 per euro 51.65 or fraction thereof, of the price at which the Notes are transferred if the transaction is entered into (i) between banks, SIMs or other professional intermediaries as defined under b (i) above or stockbrokers among themselves or with private parties or (ii) between private parties through banks, SIMs or other professional intermediaries or stockbrokers.

  (b)
  Euro 0.0083 per euro 51.65, or fraction thereof, of the price at which the Notes are transferred if the transaction is entered into (i) between private parties directly or (ii) between private parties through intermediaries other than those of paragraph (a) above. When applied at the rate mentioned under (a) above, the amount of transfer tax cannot exceed euro 929.62 for each transaction.

9. Italian inheritance and gift tax

        According to Law No. 383 of 18th October, 2001 ("Law No. 383"), starting from 25th October, 2001 Italian inheritance and gift tax, previously payable on the transfer of the Notes as a result of death or donation, has been abolished.

        However, for donees other than spouses, direct descendants or ascendants and other relatives within the fourth degree, if and to the extent that the value of the gift attributable to each such donee exceeds EUR 180,759.91, the gift of Notes may be subject to the ordinary transfer taxes provided for transfers for consideration. Moreover, an anti-avoidance rule is provided by Law No. 383 for any gift of assets (such as the Notes) which, if sold for consideration, would give rise to capital gains subject to the imposta sostitutiva provided for by Legislative Decree No.461. In particular, if the donee sells the Notes for consideration within 5 years from the receipt thereof as gift,the doneeis required to pay the relevant imposta sostitutiva on capital gains as if the gift has never taken place.

The Netherlands Taxation

1. Withholding Tax

        All payments under the Notes may be made free of withholding or deduction of, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or there in provided that the Notes do not in fact have the function of equity of the Issuer within the meaning of Article 10(i)d of the Corporate Income Tax Act 1g 6g.

2. Taxes on Income and Capital Gains

General

        A holder of Notes will not be subject to income taxation in the Netherlands by reason only of the performance by the Issuer of its obligations under the Notes.

Individuals

        A holder of Notes who is an individual will not be subject to any Dutch taxes in respect of any benefit derived or deemed to be derived from Notes, including any payment under the Notes and any gain realised on the disposal of Notes, provided that all of the following conditions are satisfied.

1.
Such holder is neither resident nor deemed to be resident in the Netherlands for Dutch tax purposes and has not elected to be treated as a resident of the Netherlands for Dutch tax purposes.

2.
If such holder has an entitlement to profits from an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), the Notes are not attributable to such enterprise.

3.
Such holder does not carry out any other activities in the Netherlands that exceeds regular asset management.

4.
Neither such holder nor individuals related to such holder (statutorily defined term; generally an interest of at least 5%) and certain of the irrelatives by blood or marriage in the direct line (including foster children) have (1) a substantial interest or deemed substantial interest (statutorily defined term) in a Netherlands resident or deemed resident entity, or (2) an interest in or enterprise in the Netherlands other than by way of securities.

Entities

        A holder of Notes who is (a) a legal person, or (b) a partnership or other form of association without legal personality that has a capital that is wholly or partly divided into shares, or (c) a trust or a form of co-investment (doelvermogen) or a similar legal form that is for Dutch purposes taxable as a corporation will not be subject to any Dutch taxes on income or capital gains in respect of any payment under the Notes or in respect of any gain realised on the disposal of the Notes, provided that the following conditions are satisfied.

1.
Such holder is neither resident nor deemed to be resident in the Netherlands for Dutch tax purposes.

2.
If such holder derives profits from an enterprise that is, in whole or in part, carried on through a permanent establishment, a deemed permanent establishment, or a permanent representative in the Netherlands, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) the Notes are not attributable to such enterprise.

3.
Such holder does not have (1) a substantial interest or deemed substantial interest (statutorily defined term; generally an interest of at least 5%) in a Netherlands resident or deemed resident entity, or (2) an interest in an enterprise in the Netherlands other than by way of securities.

3. Gift and lnheritance Taxes

        No gift tax or inheritance tax will arise in the Netherlands with respect to an acquisition of Notes by way of a gift by, or on the death of, a holder of Notes who is neither resident nor deemed to be resident in the Netherlands, unless:

  (i)
  such holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Notes are or were attributable; or

  (ii)
  in the case of a gift of Notes by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while (at the time of his death) being resident or deemed to be resident in the Netherlands.

4. Turnover Tax

        No Dutch turnover tax will arise in respect of any payment in consideration for the issue of the Notes or with respect to any payment by the Issuer of principal or interest on the Notes.

5. Capital Tax

        No Dutch capital tax will be payable in respect of or in connection with the performance by the Issuer of its obligations under the Notes, with the exception of capital tax that may be due by the Issuer on capital contributions made or deemed to be made to the Issuer under the Guarantee.

6. Other Taxes and Duties

        No Dutch registration tax, custom duty, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable in the Netherlands in respect of or in connection with the performance by the Issuer of its obligations under the Notes.

U.S. Taxation

        The applicable Pricing Supplement relating to any Tranche of Notes, all or a portion of which are to be offered or sold to, or for the account or benefit of, a U.S. person will set forth information regarding the United States Federal income tax treatment of any such Notes. U.S. persons considering the purchase of Notes should consult their own tax advisers concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of Notes arising under the laws of any other taxing jurisdictions.

Proposed EU Savings Directive

        On 13th December, 2001 the Council of the European Union published a revised draft directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments.

        The terms of the draft directive will not apply, for a limited period of seven years from 1st January,2004, to:

  (i)
  negotiable debt securities issued before 1st March, 2001;

  (ii)
  negotiable debt securities issued after 1st March, 2001 but before 1st March, 2002, which are fungible with securities within (i) above; or

  (iii)
  negotiable debt securities issued before 1st March, 2002 where the original prospectus was approved by the relevant competent authority (or by the responsible authority if approved in a non-EU Member State) before 1st March, 2001.

        The proposed directive is not yet final and may be subject to further amendment.

SUBSCRIPTION AND SALE AND SELLING AND TRANSFER RESTRICTIONS

        The Dealers have in an amended and restated programme agreement (as amended or supplemented from time to time, the "Principal Programme Agreement") dated 10th May, 2001 as supplemented by a First Supplemental Programme Agreement dated 28th October, 2002 (the "First Supplemental Programme Agreement" and, together with the Principal Programme Agreement the "Programme Agreement") agreed with the Obligors a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes". In the Programme Agreement, the Obligors have agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

        In order to facilitate the offering of any Tranche of the Notes, certain persons participating in the offering of the Tranche may engage in transactions with a view to supporting the market price of the relevant Notes during and after the offering of the Tranche at a level higher than that which might otherwise prevail for a limited period after the Issue Date. Specifically such persons may over-allot or create a short position in the Notes for their own account by selling more Notes than have been sold to them by the relevant Issuer. Such persons may also elect to cover any such short position by purchasing Notes in the open market. In addition, such persons may support the price of the Notes by bidding for or purchasing Notes in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering of the Notes are reclaimed if Notes previously distributed in the offering are repurchased in connection with stabilisation transactions or otherwise. The effect of these transactions may be to support the market price of the Notes at a level higher than that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Notes to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilising or other transactions. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Under U.K. laws and regulations stabilising activities may only be carried on by the Stabilising Manager named in the applicable Pricing Supplement or any person acting for him and only for a limited period following the Issue Date of the relevant Tranche of Notes.

Selling Restrictions

United States

        The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

        The Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

        In connection with any Notes which are offered or sold outside the United States in reliance on an exemption from the registration requirements of the Securities Act provided under Regulation S ("Regulation S Notes"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver such Regulation S Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Regulation S Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Regulation S Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Regulation S Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

        Until 40 days after the later of the commencement of the offering and the completion of the distribution of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

        If so specified in the applicable Pricing Supplement, Dealers may arrange for the resale of Notes to QIBs pursuant to Rule 144A and each such purchaser of Notes is hereby notified that the Dealers may be relying on the exemption from the registration requirements of the Securities Act provided by Rule 144A. The minimum aggregate principal amount of Notes which may be purchased by a QIB pursuant to Rule 144A is U.S.$100,000 (or the approximate equivalent thereof in any other currency). To the extent that the relevant Issuer or the Guarantor (where ENEL is not the relevant Issuer) is not subject to or does not comply with the reporting requirements of Section 13 or 15(d) of the Exchange Act or the information furnishing requirements of Rule 12g3-2(b) thereunder, the relevant Issuer or the Guarantor (where ENEL is not the relevant Issuer) has agreed to furnish to holders of Notes and to prospective purchasers designated by such holders, upon request, such information as may be required by Rule 144A(d)(4).

        Each Dealer has agreed that it will have in effect, in connection with the offer and sale of the Notes in bearer form during any restricted period under the United States Internal Revenue Code of 1986, as amended relating thereto, procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling the Notes are aware that the Notes cannot be offered or sold during such restricted periods to a U.S. person or a person within the United States.

        Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the relevant Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement.

United Kingdom

        Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that:

(i)
in relation to Notes which have a maturity of one year or more, it has not offered or sold and, prior to the expiry of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(ii)
in relation to any Notes having a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer;

(iii)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the relevant Issuer or the Guarantor; and

(iv)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

        The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan.

France

        Each of the Dealers and the Obligors have represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree that it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in the Republic of France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this Offering Circular or any other offering material relating to Notes, and that such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Article L.411-1 and L.411-2 of the Code Monétaire et Financier and décret no.98-880 dated 1st October, 1998.

Germany

        Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that Notes have not been and will not be offered, sold or publicly promoted or advertised by it in the Federal Republic of Germany other than in compliance with the German Securities Selling Prospectus Act (Wertpapierverkaufsprospektgesetz) of 13th December, 1990, as amended, or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

The Netherlands

        Each Dealer has represented and agreed (and each further Dealer under the Programme will be required to represent and agree) that any Notes issued under the Programme and offered by ENEL in the Netherlands or by ENEL B.V. anywhere in the world may, in order to comply with the 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995) and its implementing regulations, only be offered:

(a)
if such Notes have been, or will likely shortly be, admitted to listing on Euronext Amsterdam; or

(b)
if (i) the Offering Circular, any supplement or addition thereto and the applicable Pricing Supplement (collectively the "Offer Documents") have been approved by (or in the case of the Pricing Supplement submitted to) the competent authority as referred to in Article 20 or Article 121 of EC Directive 89/298/EEC; (ii) the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the "Authority-FM") has confirmed that the Offer Documents are recognised; (iii) the Offer Documents have been made generally available prior to the offer; (iv) any advertisements and documents announcing the offer state where and when the Offer Documents will be (or in the case of the Offering Circular has been) made generally available; (v) copies of such advertisements and documents have been submitted to the Authority-FM before the Pricing Supplement is published; and (vi) if after the date of the Offering Circular new relevant facts occur or are discovered, Section 6 of the 1995 Decree on the Supervision of Securities Trade (Besluit toezicht effectenverkeer 1995) is complied with, all provided that (a) within six months after the date of the Offering Circular, the Offering Circular has been (i) recognised by the Authority-FM, and (ii) made publicly available in The Netherlands, and (b) the offer is made within one year after the date of the Offering Circular; or

(c)
to persons or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes, but is not limited to, banks, securities intermediaries (including dealers and brokers), pension funds, insurance companies, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), provided that (i) the offer, the applicable Pricing Supplement and any advertisements and documents announcing the offer state that the offer is exclusively made to such persons; and (ii) a copy of the Offer Documents has been submitted to the Authority-FM prior to the offer; or

(d)
to persons who are established, domiciled or have their habitual residence outside the Netherlands, provided that (i) the offer, the applicable Pricing Supplement and any advertisements and documents announcing the offer state that the offer is not and will not be made to persons who are established, domiciled or have their habitual residence in the Netherlands; (ii) the offer, the Offer Documents and any advertisements and documents announcing the offer satisfy the rules and regulations of any state in which the persons to whom the offer is made are established, domiciled or have their habitual residence; and (iii) a statement by the Issuer that such rules and regulations are complied with is submitted to the Authority-FM prior to the offer and is included in the applicable Pricing Supplement and any such advertisements and documents; or

(e)
if such Notes are offered in denominations of at least Euro 50,000 (or its foreign currency equivalent); or

(f)
if (i) such Notes qualify as Euro-securities (Euro-effecten) as defined in the Exemption Regulation based on the 1995 Act on the Supervision of the Securities Trade (Vrijstellingsregeling Wet toezicht effectenverkeer 1995); and (ii) no general advertising or canvassing campaign is conducted in respect of the Notes anywhere in the world; or

(g)
if any other exemption from the prohibition contained in article 3, paragraph 1 of the 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995) and its implementing regulations applies and the requirements of such exemption are fully complied with; or

(h)
if the Authority-FM has, upon request, granted an (individual) dispensation from the prohibition contained in article 3, paragraph i of the 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995) and the conditions attached to such dispensation are fully complied with.

        In addition, if the relevant Issuer issues Zero Coupon Notes and other Notes in definitive bearer form constituting a claim for a fixed amount on the Issuer on which no interest becomes due during their term and these Notes are offered in the Netherlands as part of their initial distribution or immediately thereafter, then:

(a)
transfer and acceptance of such Notes may only take place by and between individuals not acting in the course of their profession or business or through the mediation of either an Admitted Institution of Euronext Amsterdam or the relevant Issuer itself in accordance with the Savings Certificates Act Of 21st May, 1985 (Wet inzake spaarbewijzen);

(b)
certain identification requirements in relation to the issue and transfer of, and payments on the Notes have to be complied with pursuant to section 3A of the Savings Certificates Act; and, unless such Notes constitute commercial paper or certificates of deposit and the transaction is carried out between professional lenders and borrowers;

(c)
each transaction concerning such Notes must be recorded in a transaction note, stating the name and address of the other party to the transaction, the nature of the transaction and details, including the number and serial numbers, of the Notes concerned;

(d)
the obligation referred to in (c) above must be indicated in a legend printed on such Notes provided that such Notes are not listed on Euronext Amsterdam; and

(e)
no reference is to be made in publications concerning such Notes to the words "to bearer".

Italy

        The offering of Notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and accordingly, no Notes may be offered, sold or delivered, nor may copies of this Offering Circular or of any other document relating to any Notes be distributed in Italy, except:

(a)
to professional investors ("operatori qualificati"), as defined in Article 31.2 of CONSOB Regulation No.11522 of 1st July, 1998 as amended;

(b)
in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No.58/98 and Article 33.1 of CONSOB Regulation No.11971 of 14th May, 1999 as amended; or

(c)
to an Italian resident who submits an unsolicited offer to purchase any Notes.

        Any offer, sale or delivery of any Notes or distribution of copies of this Offering Circular or any other document relating to any Notes in Italy under (a) or (b) above must be:

(1)
made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No.385 of 1st September, 1993 and Legislative Decree No.58/98 and CONSOB Regulation No. 11971 of 14th May, 1999 as amended;

(2)
in compliance with Article 129 of Legislative Decree No. 385 of 1st September, 1993 and the implementing guidelines of the Bank of Italy, pursuant to which the issue trading or placement of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities offered in Italy and their characteristics to be followed by a subsequent communication reporting to Bank of Italy the results of the issue and of the placement; and

(3)
in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy; other than in cases where Italian residents submit unsolicited offers to purchase the Notes.

General

        Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and none of the Obligors and any of the other Dealers shall have any responsibility therefor.

        None of the Obligors and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

        With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the relevant Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Pricing Supplement.

Transfer Restrictions

        As a result of the following restrictions, purchasers of Notes in the United States are advised to consult legal counsel prior to making any purchase, offer, sale, resale or other transfer of such Notes.

        Each purchaser of an interest in Registered Notes or person wishing to transfer an interest from one Registered Global Note to another or from global to definitive form or vice versa, will be required to acknowledge, represent and agree as follows (terms used in this paragraph that are defined in Rule 144A or in Regulation S are used herein as defined therein):

(i)
that (a) it is a QIB, purchasing (or holding) the Notes for its own account or for the account of one or more QIBs and it is aware that any sale to it is being made in reliance on Rule 144A or (b) it is outside the United States and is not a U.S. person;

(ii)
that the Notes are being offered and sold in a transaction not involving a public offering in the United States within the meaning of the Securities Act, and that the Notes have not been and will not be registered under the Securities Act or any other applicable U.S. State securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as set forth below;

(iii)
that, if it holds an interest in a Rule 144A Global Note, if in the future it decides to resell, pledge or otherwise transfer the Notes or any beneficial interests in the Notes, it will do so only (a) to the relevant Issuer or any affiliate thereof, (b) inside the United States to a person whom the seller reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (c) outside the United States in compliance with Rule 903 or Rule 904 under the Securities Act, (d) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available) or (e) pursuant to an effective registration statement under the Securities Act, in each case in accordance with all applicable U.S. state securities laws;

(iv)
it will, and will require each subsequent holder to, notify each person to whom it transfers the Notes of the resale restrictions referred to in paragraph (iii) above, if then applicable;

(v)
that Notes initially offered in the United States to QIBs will be represented by one or more Rule 144A Global Notes and that Notes offered outside the United States in reliance on Regulation S will be represented by one or more Regulation S Global Notes;

(vi)
that the Notes, other than the Regulation S Global Notes, will bear a legend to the following effect unless otherwise agreed to by the relevant Issuer:

  "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE U.S. STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S.PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (A) REPRESENTS THAT IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING THE SECURITIES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ONE OR MORE QUALIFIED INSTITUTIONAL BUYERS; (B) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THE SECURITIES EXCEPT IN ACCORDANCE WITH THE AGENCY AGREEMENT AND (1) TO THE ISSUER OR ANY AFFILIATE THEREOF, (2) INSIDE THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (3) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, (4) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE) OR (5) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND ANY OTHER JURISDICTION; AND (C) IT AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.

  THIS SECURITY AND RELATED DOCUMENTATION (INCLUDING, WITHOUT LIMITATION, THE AGENCY AGREEMENT REFERRED TO HEREIN) MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WITHOUT THE CONSENT OF, BUT UPON NOTICE TO, THE HOLDERS OF SUCH SECURITIES SENT TO THEIR REGISTERED ADDRESSES, TO MODIFY THE RESTRICTIONS ON AND PROCEDURES FOR RESALES AND OTHER TRANSFERS OF THIS SECURITY TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO RESALES OR OTHER TRANSFERS OF RESTRICTED SECURITIES GENERALLY. THE HOLDER OF THIS SECURITY SHALL BE DEEMED, BY ITS ACCEPTANCE OR PURCHASE HEREOF, TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT (EACH OF WHICH SHALL BE CONCLUSIVE AND BINDING ON THE HOLDER HEREOF AND ALL FUTURE HOLDERS OF THIS SECURITY AND ANY SECURITIES ISSUED IN EXCHANGE OR SUBSTITUTION THEREFOR, WHETHER OR NOT ANY NOTATION THEREOF IS MADE HEREON).";

(vii)
if it is outside the United States and is not a U.S. person, that if it should resell or otherwise transfer the Notes prior to the expiration of the distribution compliance period (defined as 40 days after the later of the commencement of the offering and the completion of the distribution of each Tranche of Notes as certified by the relevant Dealer, in the case of a non-syndicated issue, or the relevant lead manager, in the case of a syndicated issue, and except in either case in accordance with Regulation S under the Securities Act, it will do so only (a)(i) outside the United States in compliance with Rule 903 or 904 under the Securities Act or (ii) to a QIB in compliance with Rule 144A and (b) in accordance with all applicable U.S.State securities laws;and it acknowledges that the Regulation S Global Notes will bear a legend to the following effect unless otherwise agreed to by the relevant Issuer:

  "THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE U.S. STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE AGENCY AGREEMENT AND PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT. THIS LEGEND SHALL CEASE TO APPLY UPON THE EXPIRY OF THE PERIOD OF 40 DAYS AFTER THE LATER OF THE COMMENCEMENT OF THE OFFERING AND THE COMPLETION OF THE DISTRIBUTION OF ALL THE NOTES OF THE TRANCHE OF WHICH THIS NOTE FORMS PART."; and

(viii)
that the relevant Issuer and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that if any of such acknowledgements, representations or agreements made by it are no longer accurate, it shall promptly notify the relevant Issuer; and if it is acquiring any Notes as a fiduciary or agent for one or more accounts it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

        No sale of Legended Notes in the United States to any one purchaser will be for less than U.S.$100,000 (or its foreign currency equivalent) principal amount and no Legended Note will be issued in connection with such a sale in a smaller principal amount. If the purchaser is a non-bank fiduciary acting on behalf of others, each person for whom it is acting must purchase at least U.S.$100,000 (or its foreign currency equivalent) of Registered Notes.

GENERAL INFORMATION

Authorisation

        ENEL has obtained all necessary consents, approval and authorisations in Italy in connection with the Programme. The establishment and update of the Programme by ENEL have been duly authorised by resolutions of the Board of Directors of ENEL dated 23rd June, 2000 and 26th January, 2001. The Officer in charge of the Administration, Financing and Control Department of ENEL is authorised on the basis of the delegation of powers given to him on 9th May, 2001 to update the Programme. The giving of the Guarantee has been duly authorised by resolution of the Board of Directors of ENEL dated 26th January, 2001. The issue of Notes by ENEL under the Programme will be authorised prior to each issue of Notes, by resolutions of the shareholders and Board of Directors of ENEL.

        ENEL B.V. has obtained all necessary consents, approval and authorisations in The Netherlands in connection with the Programme. The establishment and update of the Programme has been duly authorised by resolutions of the Managing Board of ENEL B.V. dated 10th May, 2001 and 11th October, 2002.

        The issue of Notes by ENEL B.V. under the Programme will be authorised prior to each issue of Notes, by resolutions of ENEL B.V.

Listing of Notes on the Luxembourg Stock Exchange

        Application has been made to list Notes issued under the Programme on the Luxembourg Stock Exchange. A legal notice relating to the Programme and the constitutional documents of each Obligor are being lodged with the Registrar of the District Court in Luxembourg (Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg) where such documents may be examined and copies obtained. The Luxembourg Stock Exchange has allocated the number 12480 to the Programme for listing purposes.

Documents Available

        So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available, without charge in the case of (iii) to (vi) below, from the registered office of the relevant Obligor and from the specified office of the Paying Agent for the time being in Luxembourg:

(i)
the by-laws (with an English translation thereof) of each Obligor;

(ii)
the Programme Agreement, the Agency Agreement, the Guarantee, the Deeds of Covenant, the Deed Poll and the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(iii)
the most recently published audited non-consolidated annual financial statements of ENEL B.V. and the most recently published audited consolidated and non-consolidated annual financial statements of ENEL and the most recently published unaudited non-consolidated interim financial statements (if any) of ENEL B.V. and the most recently published interim unaudited consolidated financial statements (if any) of ENEL (with an English translation thereof) (ENEL currently prepares unaudited consolidated interim accounts on a semi-annual basis and ENEL B.V. currently prepares unaudited non-consolidated interim accounts on a semi-annual basis);

(iv)
the consolidated and non-consolidated audited financial statements of ENEL in respect of the financial years ended 2000 and 2001 (with an English translation thereof) (ENEL currently prepares audited consolidated and non-consolidated accounts on an annual basis) and the non-consolidated audited financial statements of ENEL B.V. in respect of the period from its incorporation on 15th December, 2000 to 31st December, 2001 (with an English translation thereof);

(v)
a copy of this Offering Circular;

(vi)
any future offering circulars, prospectuses, information memoranda and supplements including Pricing Supplements (save that a Pricing Supplement relating to an unlisted Note will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the relevant Obligor and the Paying Agent as to its holding of Notes and identity) to this Offering Circular and any other documents incorporated herein or therein by reference; and

(vii)
in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

        The Notes in bearer form have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Bearer Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Pricing Supplement. In addition, the relevant Issuer may make an application for any Notes in registered form to be accepted for trading in book-entry form by DTC. The CUSIP and/or CINS numbers for each Tranche of Registered Notes, together with the relevant ISIN and common code, will be specified in the applicable Pricing Supplement. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Pricing Supplement.

Material Change

        There has been no material adverse change in the financial position or prospects of ENEL or ENEL and its subsidiaries taken as a whole since 31st December, 2001 or ENEL B.V. since 31st December, 2001.

Litigation

        None of the Obligors and any subsidiary of ENEL is or has been involved in any litigation or arbitration proceedings relating to claims or amounts that are material in the context of the Programme nor, so far as the Obligors are aware, is any such litigation or arbitration pending or threatened.

Auditors

        Arthur Andersen S.p.A., independent auditors of ENEL, audited ENEL's accounts, without qualification, in accordance with generally accepted auditing standards in Italy for each of the three financial years ended on 31st December, 2001 and KPMG S.p.A. have been appointed as independent auditors of ENEL for the current financial year ending on 31st December, 2002.

        Deloitte & Touche Accountants (formerly Arthur Andersen), independent auditors were the previous auditors of ENEL B.V. and KPMG Assurance were appointed as independent auditors of ENEL B.V. KPMG Assurance have audited ENEL B.V.'s accounts, without qualification, in accordance with generally accepted auditing standards in The Netherlands for the year ended 31st December, 2001.

THE OBLIGORS

ENEL—Società per azioni Viale Regina Margherita 137 00198 Rome Italy	ENEL Investment Holding B.V. Weteringschans, 28S 1017 SG Amsterdam The Netherlands

PRINCIPAL PAYING AGENT
AND TRANSFER AGENT

JPMorgan Chase Bank, London office
Trinity Tower
9 Thomas More Street
London E1W 1YT
United Kingdom

REGISTRAR

JPMorgan Chase Bank, New York office
450 West 33rd Street
New York, NY 10001
United States of America

PAYING AGENT AND TRANSFER AGENT

J.P. Morgan Bank Luxembourg S.A.
5 Rue Plaetis
L-2338 Luxembourg

LEGAL ADVISERS

To ENEL—Società per azioni as to Italian law	To ENEL Investment Holding B.V. as to Dutch law
Studio Legale Beltramo Via Vittorio Veneto 84 00187 Rome Italy	NautaDutilh Prinses Irenestraat 1077WV Amsterdam The Netherlands

To the Dealers as to English law

Allen & Overy
One New Change
London EC4M 9QQ
United Kingdom

AUDITORS

To ENEL—Società per azioni	To ENEL Investment Holding B.V.
KPMG S.p.A. Via Ettore Petrolini 2 00197 Roma Italy	KPMG Assurance Burgermeester Rijnderslaan 10-20 1185MC Amstelveen
and	and
Arthur Andersen S.p.A. Via della Moscova 3 20121 Milan Italy	Deloitte &Touche Accountants (formerly Arthur Andersen Accountants) Prof.W.H. Keesomlaan 8 1183 DJ Amstelveen
DEALERS
ABN AMRO Bank N.V. 250 Bishopsgate London EC2M 4AA United Kingdom	Banca IMI S.p.A. Corso Matteotti 6 20121 Milan Italy
Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom	BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom
Caboto IntesaBci-SIM S.p.A. Via Boito, 7 20121 Milan Italy	Deutsche Bank AG London Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom
J.P. Morgan Securities Ltd. 125 LondonWall London EC2Y 5AJ United Kingdom	Lehman Brothers International (Europe) One Broadgate London EC2M 7HA United Kingdom
Mediobanca-Banca di Credito Finanziario S.p.A. Via Filodrammatici, 10 20121 Milan Italy	Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom

Salomon Brothers International Limited Citigroup Centre Canada Square CanaryWharf London E14 5LB United Kingdom	UBS Warburg 1 Finsbury Avenue London EC2M 2PP United Kingdom

LUXEMBOURG LISTING AGENT

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ AVV. CLAUDIO SARTORELLI
	Name:	Avv.Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: November 13, 2002

QuickLinks

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ENELPOWER UNIT SIGNS FINANCING CONTRACT WITH BNDES FOR THE CONSTRUCTION OF A 1,095 KM POWER LINE IN BRAZIL
ENEL SELLS MILAN AND ROZZANO ELECTRICITY DISTRIBUTION NETWORK TO AEM
ENEL FIRST IN ITALY TO ADOPT A SPECIAL COMPLIANCE PROGRAM TO PREVENT CRIMES BY CORPORATE OFFICIALS
ENEL ACCEPTS NEW OFFER FOR INTERPOWER THIRD GENCO SOLD TO THE ACEA-ELECTRABEL-ENERGIA ITALIANA CONSORTIUM FOR 874 MILLION EUROS
ENEL APPROVES THIRD-QUARTER 2002 RESULTS NINE MONTHS 2002 EBITDA AT 5,794 MILLION EUROS: REGULATORY IMPACT LARGELY OFFSET BY GOOD PERFORMANCE IN TELECOMMUNICATIONS AND COST REDUCTION NET DEBT REDUCED, DEBT/EQUITY RATIO IMPROVES
9M2002 Consolidated Results
Dealers
U.S. INFORMATION
NOTICE TO NEW HAMPSHIRE RESIDENTS
AVAILABLE INFORMATION
SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
TABLE OF CONTENTS
DOCUMENTS INCORPORATED BY REFERENCE
GENERAL DESCRIPTION OF THE PROGRAMME
SUMMARY OF THE PROGRAMME
FORM OF THE NOTES
TERMS AND CONDITIONS OF THE NOTES
USE OF PROCEEDS
CAPITALISATION OF ENEL—SOCIETÀ PER AZIONI
CAPITALISATION OF ENEL INVESTMENT HOLDING B.V.
SUMMARY FINANCIAL STATEMENTS OF ENEL—SOCIETÀ PER AZIONI
Consolidated Income Statement
Consolidated Balance Sheet
SUMMARY FINANCIAL STATEMENTS OF ENEL INVESTMENT HOLDING B.V. Non-consolidated Income Statement
Non-consolidated Balance Sheet
DESCRIPTION OF ENEL
BUSINESS
CONSOLIDATED FINANCIAL HIGHLIGHTS
REGULATORY MATTERS
STRATEGY
ENVIRONMENTAL MATTERS
SUBSIDIARIES
LITIGATION
MANAGEMENT
ENEL INVESTMENT HOLDING B.V.
BOOK-ENTRY CLEARANCE SYSTEMS
TAXATION
SUBSCRIPTION AND SALE AND SELLING AND TRANSFER RESTRICTIONS
GENERAL INFORMATION
THE OBLIGORS
PRINCIPAL PAYING AGENT AND TRANSFER AGENT
JPMorgan Chase Bank, London office Trinity Tower 9 Thomas More Street London E1W 1YT United Kingdom
REGISTRAR
JPMorgan Chase Bank, New York office 450 West 33rd Street New York, NY 10001 United States of America
PAYING AGENT AND TRANSFER AGENT
J.P. Morgan Bank Luxembourg S.A. 5 Rue Plaetis L-2338 Luxembourg
LEGAL ADVISERS
To the Dealers as to English law
Allen & Overy One New Change London EC4M 9QQ United Kingdom
AUDITORS
LUXEMBOURG LISTING AGENT
Deutsche Bank Luxembourg S.A. 2 Boulevard Konrad Adenauer L-1115 Luxembourg
SIGNATURES